UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 17, 2023

LAMF GLOBAL VENTURES CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41053	98-1616579
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9255 Sunset Blvd., Suite 515

West Hollywood, California 90069

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (424) 343-8760

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	LGVCU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 par value	LGVC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	LGVCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

As previously announced, on August 17, 2023, LAMF Global Ventures Corp. I, a Cayman Islands exempted company (“LAMF”), entered into a Business Combination Agreement (as the same may be amended, supplemented or otherwise modified from time to time, the “BCA”), pursuant to which LAMF will engage in a business combination transaction with Nuvo Group Ltd., a limited liability company organized under the laws of the State of Israel (“Nuvo”).

Headquartered in Israel, Nuvo is a leader in women’s health and connected pregnancy care, and has developed INVU by Nuvo™, an FDA-cleared, prescription-initiated, remote pregnancy monitoring platform that enables the delivery of remote non-stress tests and maternal and fetal heart rate monitoring, helping expectant parents adhere to their prescribed care plan. The BCA values Nuvo at a pre-money equity value of approximately $300 million (the “Equity Value”), which was increased from $269 million following Nuvo’s achievement of a commercial milestone referenced therein.

The public company ultimately resulting from the completion of the Business Combination (as defined below) will be Holdco Nuvo Group D.G. Ltd., a limited liability company organized under the laws of the State of Israel (“Holdco”). Holdco will have two classes of shares outstanding at the closing of the Business Combination (the “Closing”): (i) ordinary shares, no par value (the “Holdco Ordinary Shares”); and (ii) preferred shares, no par value, (the “Holdco Preferred Shares”).

The parties to the BCA are:

•	LAMF;

•	Nuvo;

•	Holdco;

•	Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Assetco”); and

•	H.F.N. Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of LAMF (“Merger Sub”).

The Business Combination

The BCA contemplates that the business combination among LAMF, Nuvo, Holdco, Assetco and Merger Sub will be completed through the following series of transactions:

One day prior to the date of the Closing, LAMF will be merged with and into Assetco (the “SPAC Merger”) and Assetco will continue as the surviving corporation (Assetco, in its capacity as the surviving entity of the SPAC Merger, the “SPAC Surviving Company”). Pursuant to the SPAC Merger, each Class A ordinary share of LAMF, par value $0.0001 per share (“LAMF Class A Shares”), issued and outstanding immediately prior to the effective time of the SPAC Merger will be automatically cancelled and converted into the right to receive one Holdco Ordinary Share.

After the SPAC Merger, on the date of the Closing, Merger Sub will be merged with and into Nuvo (the “Acquisition Merger”) and Nuvo will continue as the surviving corporation. Pursuant to the Acquisition Merger, (i) each of the ordinary shares of Nuvo, par value NIS 0.01 per share (the “Nuvo Shares”), issued and outstanding immediately prior to the effective time of the Acquisition Merger will be automatically cancelled and converted into the right to receive a number of Holdco Ordinary Shares, each valued at $10.20 per share, determined by dividing the Equity Value by the fully diluted share capital of Nuvo (the “Exchange Ratio”), (ii) each of the preferred shares of Nuvo, par value NIS 0.01 per share, issuable in connection with the Interim Financing (as defined below) (the “Company Crossover Preferred Shares”) issued and outstanding immediately prior to the effective time of the Acquisition Merger will be automatically cancelled and converted into the right to receive a number of Holdco Preferred Shares determined by the Exchange Ratio, (iii) each warrant for the purchase of Nuvo Shares issued and outstanding immediately prior to the effective time of the Acquisition Merger will be automatically cancelled and converted into the right to receive one warrant to purchase a number of Holdco Ordinary Shares determined by the Exchange Ratio, and (iv) each outstanding and unexercised option to purchase Nuvo Shares, whether or not then vested or fully exercisable, will be assumed by Holdco and converted into an option to purchase a number of Holdco Ordinary Shares as determined by the Exchange Ratio, in each case subject to the adjustments described in the BCA.

After the SPAC Merger and the Acquisition Merger, the SPAC Surviving Company will distribute any amounts remaining in LAMF’s trust account (the “Trust Account”) to Holdco and will then be liquidated (the “Liquidation”).

The SPAC Merger, the Acquisition Merger, the Liquidation and the other transactions contemplated by the BCA are referred to as the “Business Combination”. The BCA and the Business Combination were unanimously approved by the boards of directors of each of LAMF and Nuvo and of each of the other parties to the BCA.

Registration Statement

In connection with the Business Combination, LAMF, Nuvo and Holdco will prepare, and Holdco will file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Holdco and a proxy statement of LAMF (the “Registration Statement”). Holdco expects to file the Registration Statement as promptly as possible following the delivery to LAMF of the PCAOB Audited Financial Statements (as defined below).

Redemption Offer

Pursuant to its governing documents, LAMF will be providing the holders of the LAMF Class A Shares the right to redeem all or a portion of their LAMF Class A Shares in connection with the vote to approve the Business Combination.

Expected Timing to Close

The Business Combination is expected to close in the first quarter of 2024, subject to the receipt of the required approvals by LAMF’s and Nuvo’s shareholders and the fulfillment of other customary closing conditions.

Representations and Warranties; Covenants

The BCA contains representations and warranties of each of the parties thereto that are customary for transactions of this type, including with respect to the operations of LAMF and Nuvo. In addition, the BCA contains customary pre-Closing covenants, including the obligation of Nuvo to conduct its business in the ordinary course consistent with past practice and to refrain from taking specified actions, subject to certain exceptions, and for the parties to make any required antitrust filings.

The BCA further provides that (i) Nuvo will provide LAMF with Nuvo’s and its subsidiaries’ audited financial statements for the years ended December 31, 2022 and 2021 (the “PCAOB Audited Financial Statements”) and unaudited financial statements for the six months ended June 30, 2023, (ii) Nuvo will cause a merger proposal (the “Merger Proposal”) with respect to the Acquisition Merger to be delivered to the Registrar of Companies of the State of Israel (the “Companies Registrar”) within three days from the calling of Nuvo’s shareholder meeting to approve the Business Combination, which shareholder meeting will be held following the effectiveness of the Registration Statement, declaring the Acquisition Merger effective no less than 50 days from the filing of such merger proposal and 30 days from the date of approval of the Business Combination by Nuvo’s shareholders, (iii) Nuvo and its Israeli advisors will prepare and file with the Israel Tax Authority an application for Israeli tax rulings confirming certain qualifications under the Israeli Tax Ordinance (the “Israeli Tax Rulings”) and (iv) Holdco will prepare and file with the Israeli Securities Authority an application for an exemption under Section 15D of the Israeli Securities Law (the “15D Exemption”). The BCA provides that Holdco will adopt a new incentive equity plan to hire and incentivize its executives and other employees effective upon Closing.

Board of Directors

The BCA provides that the initial post-Closing Holdco board of directors will be divided into three classes, with one class of directors being elected in each year, and will consist of six directors, with one director designated by LAMF’s sponsor, LAMF SPAC Holdings I LLC, a Cayman Islands limited liability company (the “Sponsor”), in the third class of directors.

Financing

Interim Financing

Prior to the execution of the BCA, Nuvo and Holdco entered into securities purchase agreements (the “Interim Financing”) with certain investors (the “Interim Financing Investors”) pursuant to which (i) Nuvo has issued Company Crossover Preferred Shares to the Interim Financing Investors and (ii) upon and subject to the Closing, Holdco will issue 3,823,530 Holdco Ordinary Shares to the Interim Financing Investors, providing Nuvo with an aggregate of approximately $13,000,000 of gross proceeds as a result of the Interim Financing. Certain of the Interim Financing Investors are affiliated with LAMF and the Sponsor and intend to invest an aggregate of $2,000,000 in the Interim Financing.

Equity Financing

The BCA provides that the parties may seek to obtain subscriptions for equity financing in connection with the consummation of the Business Combination as may be mutually agreed by the parties.

Conditions to Closing

The obligation of LAMF, Nuvo and Holdco to consummate the Business Combination is subject to certain Closing conditions, including, (i) the approval of LAMF’s shareholders, (ii) the approval of Nuvo’s shareholders, (iii) all applicable waiting periods under applicable antitrust laws having been expired, (iv) there being no provision of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the Business Combination in effect, and no temporary, preliminary or permanent restraining order enjoining, restricting or making illegal the consummation of the Business Combination being in effect or being threatened in writing by a governmental entity of competent jurisdiction, (v) the Holdco Ordinary Shares being approved for listing upon the Closing on Nasdaq, (vi) the Registration Statement becoming effective, (vii) the Israeli Tax Rulings having been obtained from the Israel Tax Authority, (vii) at least fifty days have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty days have elapsed after Nuvo’s shareholders have approved the Business Combination, and (ix) the 15D Exemption having been obtained.

In addition, the obligation of LAMF to consummate the Business Combination is subject to the fulfillment of other Closing conditions, including, (i) the representations and warranties of Nuvo being true and correct to the standards applicable to such representations and warranties and each of the covenants of Nuvo, Holdco and Assetco having been performed or complied with in all material respects and (ii) no Company Material Adverse Effect (as defined in the BCA) having occurred.

The obligation of Nuvo to consummate the Business Combination is also subject to the fulfillment of other Closing conditions, including, (i) the representations and warranties of LAMF being true and correct to the standards applicable to such representations and warranties and each of the covenants of LAMF having been performed or complied with in all material respects, (ii) no SPAC Material Adverse Effect (as defined in the BCA) having occurred.

Termination

The BCA may be terminated under certain customary and limited circumstances prior to the Closing (i) by mutual written agreement of LAMF and Nuvo; (ii) subject to certain limited exceptions, by either LAMF or Nuvo if the Business Combination is not consummated by May 17, 2024; (iii) by either LAMF or Nuvo if a governmental entity or competent jurisdiction issues an order restricting or prohibiting the Business Combination; (iv) by LAMF if the representations and warranties of Nuvo are not true and correct and the breach or breaches of such representations or warranties are not cured or cannot be cured within certain specified time periods; (v) by Nuvo if the representations and warranties of LAMF are not true and correct and the breach or breaches of such representations or warranties are not cured or cannot be cured within certain specified time periods; (vi) by either LAMF or Nuvo if LAMF’s shareholders meeting has been held and has concluded and the approval by LAMF’s shareholders of the Business Combination shall not have been obtained; (vii) by either LAMF or Nuvo if Nuvo’s shareholders meeting has been held and has concluded and the approval by Nuvo’s shareholders of the Business Combination shall not have been obtained; and (viii) by LAMF, if Nuvo has not delivered to LAMF, by September 27, 2023, the draft of the PCAOB Audited Financial Statements, subject only to final approval and receipt of the written opinion and signature of Nuvo’s independent auditor and to any modifications required for changes in events or circumstances after the date of such delivery.

A copy of the BCA is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the BCA is qualified in its entirety by reference thereto. The BCA contains representations, warranties and covenants that the respective parties made to each other as of the date of the BCA or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the BCA are also modified in important part by the underlying disclosure schedules which are not filed publicly, and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. LAMF does not believe that these schedules contain information that is material to an investment decision.

Certain Related Agreements

Shareholder Support Agreement

Concurrently with the execution of the BCA, LAMF, Nuvo, Holdco and certain shareholders of Nuvo (the “Company Shareholders”) entered into a shareholder support agreement (the “Shareholder Support Agreement”). Under the Shareholder Support Agreement, the Company Shareholders agreed, among other things, to:

(i)	vote in favor of the adoption and approval of the Business Combination;

(ii)	be bound by certain other covenants and agreements related to the Business Combination; and

(iii)	be bound by certain transfer restrictions with respect to their Nuvo securities during the pendency of the Business Combination.

Pursuant to the Shareholder Support Agreement, the Company Shareholders agreed to not transfer any Holdco Ordinary Shares (or any instruments exercisable or exchangeable for, or convertible into, such shares) received by them in connection with the Business Combination for a period of six months following the Closing, other than any Company Crossover Preferred Shares. It is anticipated that Holdco’s governing documents to be adopted in connection with the Closing will contain similar transfer restrictions for other Nuvo shareholders not a party to the Shareholder Support Agreement.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholder Support Agreement, a copy of which is filed as Exhibit 10.1 hereto, and which is incorporated by reference herein.

Sponsor Support Agreement

Concurrently with the execution of the BCA, LAMF, Nuvo, Holdco, the Sponsor and the other LAMF insiders party thereto (the “Sponsor Parties”) entered into a sponsor support agreement (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, the Sponsor Parties agreed, among other things, to:

(i)	vote in favor of the adoption and approval of the Business Combination;

(ii)	be bound by certain other covenants and agreements related to the Business Combination;

(iii)	be bound by certain transfer restrictions with respect to their LAMF securities during the pendency of the Business Combination; and

(iv)	not redeem any LAMF Class A Shares in connection with the Business Combination.

Pursuant to the Sponsor Support Agreement, the Sponsor Parties agreed to not transfer any LAMF Class A Shares held by them for a period of six months following the Closing (the “Sponsor Parties Lock-up Period”), other than (i) the LAMF Class A Shares to be transferred by the Sponsor to certain unaffiliated third parties who executed non-redemption agreements with LAMF and the Sponsor in May 2023, which will be free from contractual transfer restrictions following the Closing, or (ii) the LAMF private placement warrants or LAMF Class A Shares that were included as part of the units purchased by the Sponsor in a private placement that occurred simultaneously with the completion of LAMF’s initial public offering, which will continue to be subject to transfer restrictions for 30 days following the Closing.

With respect to 2,450,980 LAMF Class A Shares (the “Pooled Shares”), the Sponsor Parties Lock-up Period will expire on the later of (a) six months after the Closing Date and (b) the earliest of (i) Holdco or Nuvo having received, on or after the Closing, gross proceeds of at least $25,000,000 from an equity financing (excluding the Interim Financing) (a “Financing Transaction”), (ii) Holdco having closed its first marketed/underwritten follow-on offering (a “Follow-on Offering”) and (iii) Holdco having completed a change of control transaction.

Pursuant to the Sponsor Support Agreement, (i) in the event Holdco consummates a Follow-on Offering during the Sponsor Parties Lock-up Period and the aggregate amount raised in any Financing Transaction and such Follow-on Offering is less than $2,000,000, the Sponsor has agreed to forfeit a pro rata portion of 500,000 Lock-Up Shares (as defined therein) representing the difference between $2,000,000 and such aggregate amount raised, and (ii) in the event Holdco consummates a Follow-on Offering during the Sponsor Parties Lock-up Period and the aggregate amount raised in any Financing Transaction and such Follow-on Offering is less than $25,000,000 (excluding amounts received in connection with the Interim Financing and any investment counted for purposes of (i)), the Sponsor has agreed to forfeit a pro rata portion of the Pooled Shares representing the difference between $25,000,000 and such aggregate amount raised. The Sponsor has also agreed to reasonably support any Follow-on Offering during the Sponsor Parties Lock-up Period.

The Sponsor Support Agreement provides the Sponsor to the right to designate one observer on the board of directors of Holdco so long as the Sponsor Parties and certain other investors in the Interim Financing beneficially own at least 5% of the outstanding Holdco Ordinary Shares (after taking into account convertible securities beneficially owned by such parties).

In connection with the Interim Financing, the Sponsor has agreed, pursuant to the Sponsor Support Agreement, to forfeit up to 1,000,000 LAMF Class A Shares pro rata with respect to up to $10,000,000 raised in the Interim Financing (exclusive of $3,000,000 in commitments obtained prior to the date of the Sponsor Support Agreement). In addition, Nuvo has agreed to issue up to 3,900,000 Nuvo Shares in the Interim Financing, pro rata with respect to up to $13,000,000 raised in the Interim Financing (with 900,000 of such shares being issued to investors who committed $3,000,000 prior to the date of the Sponsor Support Agreement); and

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.2 hereto, and which is incorporated by reference herein.

Registration Rights Agreement

At the Closing, LAMF, Nuvo, Holdco, the Sponsor, the executive officers and directors of LAMF prior to the Closing, the members of the Sponsor, certain shareholders of Nuvo, and the executive officers and directors of Nuvo prior to the Closing, will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Holdco will agree to agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain Holdco Ordinary Shares and other equity securities of Holdco that are held by the parties thereto from time to time. The parties will be granted certain customary demand and piggyback registration rights under the Registration Rights Agreement, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions, with respect to the securities of Holdco.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a form of which is included as Exhibit C to the BCA, filed as Exhibit 10.3 hereto, and which is incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed Business Combination, LAMF, Nuvo, and Holdco will prepare, and Holdco will file with the SEC, the Registration Statement that will include a document that will serve as both a prospectus of Holdco and a proxy statement of LAMF. LAMF, Nuvo and Holdco will prepare and file the Registration Statement with the SEC and LAMF will mail the Registration Statement to its shareholders and file other documents regarding the Business Combination with the SEC. This Form 8-K is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents LAMF or Holdco may file with the SEC in connection with the Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY LAMF OR HOLDCO WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by LAMF or Holdco through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

LAMF, Nuvo and Holdco, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about the directors and executive officers of LAMF can be found in LAMF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the source indicated above

Forward-Looking Statements

Certain statements contained in this Form 8-K may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the Business Combination involving LAMF, Nuvo and Holdco, and the ability to consummate the Business Combination. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the Closing of the Business Combination are not satisfied, including the failure to timely or at all obtain shareholder approval for the Business Combination or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the Business Combination and the ability of each of LAMF, Nuvo and Holdco to consummate the Business Combination; (iii) the possibility that other anticipated benefits of the Business Combination will not be realized, and the anticipated tax treatment of the Business Combination; (iv) the occurrence of any event that could give rise to termination of the Business Combination; (v) the risk that shareholder litigation in connection with the Business Combination or other settlements or investigations may affect the timing or occurrence of the Business Combination or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the Business Combination that could harm Nuvo’s business; (viii) the ability of Nuvo to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the Business Combination; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the Business Combination that could affect Nuvo’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (xiii) the inability to obtain or maintain the listing of the Holdco Ordinary Shares on Nasdaq or another exchange following the Business Combination; and (xiv) other risk factors as detailed from time to time in LAMF’s reports filed with the SEC, including LAMF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exhaustive. Neither LAMF nor Nuvo can give any assurance that the conditions to the Business Combination will be satisfied. Except as required by applicable law, neither LAMF nor Nuvo undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement, dated August 17, 2023, by and among LAMF Global Ventures Corp. I, Nuvo Group Ltd., Holdco Nuvo Group D.G. Ltd., Nuvo Assetco Corp., and H.F.N. Insight Merger Company Ltd.

10.1*	Shareholder Support Agreement, dated August 17, 2023, by and among LAMF Global Ventures Corp. I, Nuvo Group Ltd., Holdco Nuvo Group D.G. Ltd. and the shareholders party thereto.

10.2	Sponsor Support Agreement, dated August 17, 2023, by and among LAMF SPAC Holdings LLC, LAMF Global Ventures Corp. I, Nuvo Group Ltd., Holdco Nuvo Group D.G. Ltd. and the other parties thereto.

10.3	Form of Registration Rights Agreement.

104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*

Certain exhibits and schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LAMF GLOBAL VENTURES CORP. I

	By:	/s/ Simon Horsman
	Name:	Simon Horsman
	Title:	Chief Executive Officer

Dated: August 22, 2023

Exhibit 2.1

Dated August 17, 2023

BUSINESS COMBINATION AGREEMENT

between

Nuvo Group Ltd.,

Holdco Nuvo Group D.G Ltd.,

Nuvo Assetco Corp.,

H.F.N Insight Merger Company Ltd.,

and

LAMF Global Ventures Corp. I

(i)

(ii)

(iii)

EXHIBITS

Exhibit A	—	Form of Shareholder Support Agreement
Exhibit B	—	Form of Sponsor Support Agreement
Exhibit C	—	Form of Registration Rights Agreement
Exhibit D	—	Form of Philips Master Purchase Agreement
Exhibit E	—	Rights of Company Crossover Preferred Shares

(iv)

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT is made and entered into as of August 17, 2023 (this “Agreement”), by and among Nuvo Group Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”), Holdco Nuvo Group D.G Ltd., a limited liability company organized under the laws of the State of Israel (“Holdco”), Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Assetco”), LAMF Global Ventures Corp. I, a Cayman Islands exempted company (“SPAC”) and H.F.N Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of SPAC (“Merger Sub”). Each of SPAC, Merger Sub, Holdco, Assetco and Company will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, the Parties intend to effect the Mergers upon the terms and conditions set forth in this Agreement whereby (i) one (1) day prior to the Closing Date, SPAC shall be merged with and into Assetco, which has elected on IRS Form 8832 to be treated as an entity disregarded as separate from Holdco under Treasury Regulations Section 301.7701-3, effective as of its date of organization (the “SPAC Merger”), with Assetco as the surviving entity of such merger (Assetco, in its capacity as the surviving entity of the SPAC Merger, is sometimes referred to herein as the “SPAC Surviving Company”), (ii) after the SPAC Merger, on the Closing Date, Merger Sub shall be merged with and into the Company (the “Acquisition Merger” and, together with the SPAC Merger, the “Mergers”), with the Company as the surviving entity of such merger (the Company, in its capacity as the surviving entity of the Acquisition Merger, is sometimes referred to herein as the “Acquisition Surviving Sub”), (iii) the Company shall elect on IRS Form 8832 to be treated as an entity disregarded as separate from its owner under Treasury Regulations Section 301.7701-3, effective as of the day immediately after the Closing Date (the “Company CTB”), and (iv) after the Mergers, the SPAC Surviving Company shall distribute any remaining cash in the Trust Account to Holdco and shall be liquidated (the “Liquidation”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (i) determined that the Mergers are fair, advisable and in the commercial interest of SPAC, (ii) approved the execution, delivery and performance of this Agreement, the other Transaction Agreements to which SPAC is or will be a party, and approved the Mergers and the other Transactions, and (iii) determined to recommend that the shareholders of SPAC (the “SPAC Shareholders”) to vote to approve the SPAC Shareholder Matters and such other actions as contemplated by this Agreement (the “SPAC Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that (A) the Mergers and the other Transactions are fair to, and in the best interests of, the Company and its shareholders and declared it advisable to enter into this Agreement and (B) considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Acquisition Surviving Sub will be unable to fulfill the obligations of the Company to its creditors, (ii) approved the execution, delivery and performance of this Agreement, and the Transaction Agreements to which the Company is or will be a party, and approved the Acquisition Merger and the other Transactions to which the Company is a party, and (iii) determined to recommend that the shareholders of the Company (the “Company Shareholders”) vote to approve the Acquisition Merger and the other Transactions to which the Company is a party and such other actions as contemplated by this Agreement or that should be approved by the Company Shareholders in the context of, or in connection with, the Transactions (the “Company Shareholder Matters”);

WHEREAS, the board of directors of Holdco has unanimously approved the execution, delivery and performance of this Agreement, the other Transaction Agreements to which Holdco is or will be a party, and the consummation of the Transactions, including the SPAC Merger by Assetco;

WHEREAS, the board of directors of Assetco has unanimously (i) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the SPAC Merger and (ii) determined to recommend the approval and adoption of this Agreement and the consummation of the Transactions, including the SPAC Merger, by Holdco, as the sole shareholder of Assetco;

WHEREAS, the board of directors of Merger Sub has unanimously (i) determined that this Agreement and the Transaction Agreements to which Merger Sub is or will be a party and the Transactions are advisable, fair to and in the best interests of Merger Sub and its shareholder and that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Acquisition Surviving Sub will be unable to fulfil the obligations of Merger Sub to its creditors, (ii) approved the execution, delivery and performance of this Agreement and the Transaction Agreements to which Merger Sub is or will be a party and approved the Transactions, including the Acquisition Merger and (iii) determined to recommend to SPAC, as Mergers Sub’s sole shareholder, to vote to approve the adoption of this Agreement and the consummation of the Transactions contemplated hereby, including the Acquisition Merger by SPAC;

WHEREAS, Holdco, as the sole shareholder of Assetco, has approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the SPAC Merger;

WHEREAS, for U.S. federal, and applicable state and local, income tax purposes, it is intended that (i) the SPAC Merger shall be treated as a “reorganization” described in Section 368(a)(1)(F) of the Code; (ii) the Acquisition Merger, taken together with the Company CTB, shall be treated as a “reorganization” described in Section 368(a)(1)(D) of the Code; and (iii) the Liquidation shall be disregarded (clauses (i) through (iii), the “Intended U.S. Tax Treatment”);

WHEREAS, this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, as a condition to the willingness of, and an inducement to each of, SPAC and the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, the Company and certain Company Shareholders, which, in the aggregate, represent the Requisite Majority (collectively, the “Supporting Company Holders”) are each entering into a voting support agreement, in substantially the form of Exhibit A attached hereto (the “Shareholder Support Agreement”);

WHEREAS, as a condition to the willingness of, and an inducement to the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, the Company, SPAC, SPAC Sponsor and certain other SPAC Shareholders are entering into a sponsor support agreement, in substantially the form of Exhibit B attached hereto (the “Sponsor Support Agreement”);

WHEREAS, SPAC, SPAC Sponsor and certain other parties entered into that certain Registration Rights Agreement, dated as of November 10, 2021 (the “Original Registration Rights Agreement”), and, concurrently with the consummation of the Mergers, Holdco, SPAC Sponsor and certain Company Shareholders will enter into a Registration Rights Agreement in substantially the form attached hereto as Exhibit C (the “Registration Rights Agreement”);

WHEREAS, the Company and Holdco have entered into securities purchase agreements pursuant to which (i) the Company has or will issue to certain investors, prior to, or concurrently with, the execution of this Agreement, Company Crossover Preferred Shares and (ii) upon and subject to the Closing, Holdco will issue certain Holdco Ordinary Shares (the “Interim Financing”); and

WHEREAS, prior to the Closing, the Company and SPAC may enter into Equity Financing Subscription Agreements (as defined below) with certain investors, pursuant to which such investors shall agree to purchase certain equity securities for cash, in accordance with the terms thereof and hereof and which securities will become equity securities of Holdco following the Closing.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“104H Interim Tax Ruling” shall mean an interim approval issued by the ITA confirming, among other matters, that SPAC or Holdco (or both), as applicable, and anyone acting on their behalf shall be exempt from Israeli withholding Tax in relation to any consideration issued to the 104H Trustee with respect to an Electing Holder.

“104H Trustee” shall mean the trustee appointed by the Company in accordance with the provisions of Section 104H of the Israeli Tax Ordinance and the provisions of the 104H Interim Tax Ruling or the Israeli Tax Deferral Ruling.

“15D Exemption” is defined in Section 7.14.

“Acquisition Certificate of Merger” is defined in Section 2.04(a).

“Acquisition Effective Time” is defined in Section 2.04(c).

“Acquisition Merger” is defined in the Recitals hereto.

“Acquisition Merger Consideration” shall mean the aggregate number of Holdco Ordinary Shares and Holdco Preferred Shares issuable upon the Acquisition Effective Time in consideration for the Company Shares and the Company Preferred Shares pursuant to Section 3.02.

“Acquisition Surviving Sub” is defined in Section 2.02(a).

“Additional SPAC SEC Reports” is defined in Section 5.06(a).

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the Preamble hereto.

“Anti-Corruption Laws” is defined in Section 4.24.

“Antitrust Laws” shall mean any applicable Legal Requirements of any Governmental Entity regarding matters of anti-competition, restrictive trade practices or foreign investment.

“Approvals” is defined in Section 4.06.

“Assetco” is defined in the Preamble hereto.

“Audited Financial Statements” is defined in Section 4.07(a).

“Business Day” shall mean any day other than a Friday, a Saturday, a Sunday or other day on which commercial banks in New York, New York, Israel or the Cayman Islands are authorized or required by Legal Requirements to close.

“CARES Act” shall mean, collectively, the Coronavirus Aid, Relief, and Economic Security Act (P.L. 116-136), enacted March 27, 2020, or any similar applicable U.S. federal, state, or local law, as may be amended and any administrative or other guidance (including “Division N—Additional Coronavirus Response and Relief” of the “Consolidated Appropriations Act, 2021” (H.R. 133), IRS Notices 2020-22, 2020-65, 2021-11 and any Presidential Memoranda or Executive Order (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster issued on August 8, 2020)) published with respect thereto by any Governmental Entity.

“Cayman Companies Act” shall mean the Companies Act (As Revised) of the Cayman Islands.

“Cayman Registrar” shall mean the Registrar of Companies of the Cayman Islands.

“Certificates” is defined in Section 3.06(a).

“Certifications” is defined in Section 5.06(a).

“Change in Recommendation” is defined in Section 7.01(b).

“Class I Directors” is defined in Section 7.20(c)(i).

“Class II Directors” is defined in Section 7.20(c)(ii).

“Class III Directors” is defined in Section 7.20(c)(iii).

“Closing” is defined in Section 2.03.

“Closing Date” is defined in Section 2.03.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Communications Plan” is defined in Section 7.08(b).

“Companies Registrar” is defined in Section 2.04.

“Company” is defined in the Preamble hereto.

“Company Board” is defined in the Recitals hereto.

“Company Business Combination” is defined in Section 7.15(a).

“Company Crossover Preferred Shares” shall mean the preferred shares of the Company, with par value NIS 0.01 per share, issuable in connection with the Interim Financing.

“Company CTB” is defined in the Recitals hereto.

“Company D&O Indemnified Party” is defined in Section 7.17(a)(i).

“Company D&O Tail” is defined in Section 7.17(a)(ii).

“Company Disclosure Letter” is defined in the Preamble to Article IV.

“Company Group” is defined in Section 11.16(b).

“Company Interested Party Transaction” is defined in Section 4.22(a).

“Company IT Systems” is defined in Section 4.17(k).

“Company Leased Properties” is defined in Section 4.13(b).

“Company Loan Conversion” is defined in Section 4.03(k).

“Company Loans” shall mean each Loan Agreement of the Company and set forth on Schedule 1.1(b) of the Company Disclosure Letter, including the aggregate principal amount and outstanding interest as of the date of this Agreement for each Company Loan.

“Company Material Adverse Effect” shall mean any state of facts, change, circumstance, occurrence, event or effect, that, individually or in the aggregate: (a) has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, Holdco or Assetco, taken as a whole; or (b) has prevented or materially delayed or impaired, or is reasonably likely to prevent or materially delay or impair, the ability of the Company, Holdco or Assetco to perform its obligations under this Agreement or to consummate the Transactions; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Company Material Adverse Effect on or in respect of the Group Companies pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees) (provided that this clause (iii) shall not apply to any representation or warranty to the extent such representation or warranty expressly addresses the consequences resulting from the execution or delivery of this Agreement, the performance of a Party’s obligations hereunder or the consummation of the Transactions); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in U.S. GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which the Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Company Material Adverse Effect; or (ix) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the Group Companies, Holdco or Assetco taken as a whole, relative to similarly situated companies in the industries in which the Group Companies, Holdco or Assetco (as applicable) conduct their respective operations, then such impact shall be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Material Contract” is defined in Section 4.20(a).

“Company Option” is defined in Section 3.03(a).

“Company Optionholder(s)” is defined in Section 3.03(a).

“Company Option Plan” shall mean the Company’s 2015 Share Incentive Plan, as amended from time to time.

“Company Preferred Shares” shall mean the Company Crossover Preferred Shares.

“Company Privileged Communications” is defined in Section 11.16(b).

“Company Product” shall mean any of the products and services currently being sold or distributed by a Group Company.

“Company Real Property Leases” is defined in Section 4.13(b).

“Company Registered Intellectual Property” is defined in Section 4.17(a).

“Company SAFE Conversion” is defined in Section 4.03(i).

“Company SAFEs” shall mean each Simple Agreement for Future Equity of the Company and set forth on Schedule 1.1(b) of the Company Disclosure Letter, including the discount and pre-money valuation cap of each Company SAFE.

“Company Securityholder Allocations” shall mean, (a) with respect to each holder of Company Shares or Company Preferred Shares, the Acquisition Merger Consideration allocable to such holder, (b) with respect to each holder of one or more Company Options, the number of Converted Options to which such holder is entitled pursuant to the terms of this Agreement, and (c) with respect to each holder of Company Warrants, the number of Converted Warrants to which such holder is entitled pursuant to the terms of this Agreement.

“Company Shareholder Approval” shall mean the affirmative vote of the holders of Company Shares constituting the “Requisite Majority” approving the entrance into and performance of the Company Shareholder Matters.

“Company Shareholder Matters” is defined in the Recitals hereto.

“Company Shareholders” is defined in the Recitals hereto.

“Company Shareholders Meeting” is defined in Section 7.02.

“Company Shares” shall mean the ordinary shares of the Company, with par value NIS 0.01 per share.

“Company Subsidiaries” is defined in Section 4.02(a).

“Company Treasury Shares” is defined in Section 3.02(a).

“Company Warrant” shall mean each warrant for the purchase of Company Shares set forth on Schedule 1.1(b) of the Company Disclosure Letter.

“Confidentiality Agreement” shall mean that certain Non-Disclosure Agreement, dated November 17, 2022, by and between SPAC and the Company, as amended and joined from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Converted Option” is defined in Section 3.03(a).

“Converted Warrant” is defined in Section 3.02(c).

“Copyleft Terms” is defined in Section 4.17(l).

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other similar Legal Requirement, Order, directive, guideline or recommendation promulgated by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of goods, software, technology, technical data and services.

“Customs & International Trade Laws” shall mean the applicable import, customs and trade, export and anti-boycott laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including (a) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (International Trade Administration), the U.S. International Trade Commission, the U.S. Department of Commerce (Bureau of Industry and Security), the U.S. Department of State (Directorate of Defense Trade Controls) and their predecessor agencies; (b) the Tariff Act of 1930, as amended; (c) the Export Administration Act of 1979, as amended; (d) the Export Control Reform Act of 2018; (e) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (f) the Arms Export Control Act, as amended; (g) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (h) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (i) the anti-boycott laws and regulations administered by the U.S. Department of Commerce; (j) the anti-boycott laws and regulations administered by the U.S. Department of the Treasury; (k) the Israeli Control of Products and Services Order (Engagement in Encryption), 1974 and Israeli Control of Products and Services Declaration (Engagement in Encryption), 1998; (l) the Israeli Defense Export Control Law, 2007 and legislation, regulation and rules adopted thereunder; (m) Israeli Import and Export Order (Control of Chemical, Biological and Nuclear Sector Exports), 2004 and Israeli Import and Export Order (Control of Dual Use Goods, Services and Technology Exports), 2006; and (n) all other export control laws administered by the Israeli Ministry of Defense or the Israeli Ministry of Economy and Industry.

“Device Regulatory Laws” shall mean Legal Requirements administered by the FDA relating to the regulation of the procurement, design, research, development, testing, studying, manufacturing, quality, licensing, production, processing, handling, packaging, labeling, storage, advertising, use, promotion, marketing, importation, exportation, sale and distribution of medical devices or components thereof, and any analogous applicable Legal Requirements of any applicable State or jurisdiction.

“Earnout” is defined in Section 3.10(a).

“Earnout Shares” is defined in Section 3.10(a).

“Effective Times” is defined in Section 2.04(b).

“Electing Holder” is defined in Section 7.05(a).

“Eligible Company Equityholder” shall mean, subject to Section 3.10(c), a holder of a Company Share or a Company Preferred Share, in each case outstanding immediately prior to the Acquisition Effective Time.

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and any other employee benefit plan, policy, agreement, program or arrangement or employment agreement, whether or not subject to ERISA, whether formal or informal, oral or written, which any Group Company sponsors or maintains for the benefit of its current or former employees, officers, or individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any Group Company has or could have any direct or indirect liability (contingent or otherwise).

“Encouragement Law” shall mean the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 5744-1984.

“Environmental Law” shall mean any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (a) the protection, investigation or restoration of the environment, health and safety (concerning exposure to Hazardous Substances), or natural resources; (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (c) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property, and shall include, federal statues known as the Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Endangered Species Act, Hazardous Materials Transportation Act, Migratory Bird Treaty Act, National Environmental Policy Act, Occupational Safety and Health Act, Oil Pollution Act of 1990, Resource Conservation and Recovery Act, Safe Drinking Water Act, Toxic Substances Control Act the Israeli Clean Air Law, 5768-2008, Prevention of the Sea from Land Sources, 5748-1988, and Hazardous Substances Law, 5753-1993.

“Environmental Permits” is defined in Section 4.15(b).

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its subsidiaries is treated as a single employer under Section 414 of the Code.

“Equity Exchange Ratio” shall mean the quotient obtained by dividing (a) the Equity Value Per Share by (b) the Reference Price.

“Equity Financing” shall mean purchases of equity securities by one or more investors in accordance with Section 7.24 and which will become equity securities of Holdco following the Closing.

“Equity Financing Proceeds” shall mean cash proceeds to be funded by investors participating in the Equity Financing immediately prior to, or concurrently with, the Closing to the Company and/or SPAC, as applicable, pursuant to the Equity Financing Subscription Agreements.

“Equity Financing Subscription Agreement” shall mean a subscription agreement executed by an investor, on the one hand, and the Company and/or SPAC, on the other hand, after the date hereof pursuant to which such investor has agreed to participate in the Equity Financing.

“Equity Value” shall mean an amount equal to $269,000,000; provided, that if the Earnout is satisfied pursuant to Section 3.10(a) prior to the Acquisition Effective Time, then Equity Value shall mean an amount equal to $299,999,993.

“Equity Value Per Share” shall mean an amount equal to (a) the Equity Value divided by (b) the number of Fully Diluted Company Equity Securities.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” is defined in Section 3.06.

“Families First Coronavirus Response Act” shall mean the Families First Coronavirus Response Act (H.R. 6201).

“FDA” shall mean the United States Food and Drug Administration, or any successor agency thereto having the administrative authority to regulate the marketing of human pharmaceutical products or biological therapeutic products, delivery systems and devices in the United States of America.

“FDA Application Integrity Policy” is defined in Section 4.29(e).

“Financial Statements” is defined in Section 4.07(a).

“Foreign Plan” is defined in Section 4.11(l).

“Fully Diluted Company Equity Securities” shall mean (a) the Company Shares and Company Preferred Shares, in each case outstanding immediately prior to the Acquisition Effective Time and (b) the Company Shares that, immediately prior to the Acquisition Effective Time, are issuable upon the exercise of Company Warrants and Company Options (whether or not vested or currently exercisable), provided, however, that Fully Diluted Company Equity Securities shall not include any (i) Earnout Shares or (ii) Company Shares issuable upon the conversion of then outstanding Company Preferred Shares.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 4.01 (Organization and Qualification); Section 4.02 (Company Subsidiaries); Section 4.03 (Capitalization of the Company); Section 4.04 (Authority Relative to this Agreement); Section 4.05 (No Conflict; Required Filings and Consents); and Section 4.16 (Brokers); (b) in the case of Holdco and Assetco, the representations and warranties contained in Section 4.30 (Holdco and Assetco); and (c) in the case of SPAC, the representations and warranties contained in Section 5.01 (Organization and Qualification); Section 5.02 (Capitalization); Section 5.03 (Authority Relative to this Agreement); Section 5.04 (No Conflict; Required Filings and Consents); and Section 5.18 (Brokers).

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, certificates of incorporation or formation, bylaws, articles of association, limited partnership agreements and limited liability company operating agreements.

“Governmental Action/Filing” shall mean any franchise, license, certificate of compliance, authorization, consent, Order, permit, approval, consent or other action of, or any filing, registration or qualification with, any federal, state, municipal, foreign or other governmental, administrative or judicial body, agency or authority.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any Person having regulatory authorities under Legal Requirements, including medical centers and their ethics committees or institutional review boards; (c) any self-regulatory organization; or (d) any political subdivision of any of the foregoing; for the avoidance of doubt, including any of the foregoing having jurisdiction over the payment or reporting of any Tax or charged with the enforcement or collection of any Tax.

“Governmental Grant” shall mean any grant, funding, incentive, subsidy, award, loan, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief, support or privilege (including approval to participate in a program or framework without receiving financial support), including any application therefor, whether pending, approved, provided or made available by or on behalf of or under the authority of the Innovation Authority or any related authorities or programs, the Investment Center, the ITA (solely with respect to “benefit” or “approved” enterprise status or similar programs), the State of Israel, and any other regional, bi- or multi-national grant program, framework or foundation (including the BIRD Foundation) for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli government or any other Governmental Entity.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Group Company Software” shall mean all proprietary Software owned by any of the Group Companies.

“GT” is defined in Section 11.16(b).

“Hazardous Substances” shall mean any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous” under any applicable Legal Requirements pertaining to the environment.

“Herzog” is defined in Section 11.16(a).

“Holdco” is defined in the Preamble hereto.

“Holdco Assumed Private Placement Warrants” is defined in Section 3.01(d)(ii).

“Holdco Assumed Public Warrants” is defined in Section 3.01(d)(i).

“Holdco Assumed Warrant Agreement” shall mean that warrant agreement that will govern the Holdco Assumed Private Placement Warrants and the Holdco Assumed Public Warrants from and after the Closing.

“Holdco A&R Articles” is defined in Section 2.06(a).

“Holdco Ordinary Shares” shall mean ordinary shares of Holdco of no par value.

“Holdco Preferred Shares” shall mean the preferred shares of Holdco, which shall be entitled to preferences as is customary for a company whose stock is traded on a national securities exchange, including those expressly set forth in the Rights of Company Crossover Preferred Shares attached as Exhibit E and, upon conversion, they shall entitle the holder to receive Holdco Ordinary Shares.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“ICL” is defined in Section 2.01(a).

“IIA Notice” shall mean a written notice of the Company to the IIA regarding the change in ownership of the Company effected as a result of the Acquisition Merger, required to be submitted to the Innovation Authority in connection with the Acquisition Merger in accordance with the Encouragement Law and the Innovation Authority’s regulations.

“Inbound License” is defined in Section 4.20(a)(xiii).

“Incentive Equity Plan” is defined in Section 7.21.

“Indebtedness” shall mean all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, stock or services including any earn-out payments; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Initial Holdco Interest” is defined in Section 3.04.

“Innovation Authority” shall mean the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.

“Insider” is defined in Section 4.22(a).

“Insurance Policies” is defined in Section 4.21.

“Intellectual Property” shall mean all rights, title and interest in or relating to intellectual property throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all copyrights, whether registered or unregistered, including any of the foregoing that protect original works of authorship or other copyrightable subject matter, including literary works (including all forms and types of Software), pictorial and graphic works (collectively, “Copyrights”); (c) all trademarks, service marks, trade names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (d) all Internet domain names and social media accounts; (e) trade secrets, technology, discoveries and improvements, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) designs, design rights (whether registered or unregistered), and design applications and registrations (collectively, “Designs”); (g) all moral and economic rights of authors and inventors, however denominated, rights of publicity and privacy, and database rights; (h) all applications and registrations, and any renewals, extensions and reversions, of the foregoing; and (i) all other intellectual property rights, proprietary rights, or confidential information and materials.

“Intended U.S. Tax Treatment” is defined in the Recitals hereto.

“Interim Financing” has the meaning set out in the Recitals hereto.

“Investment Center” shall mean the Israeli Investment and Development Authority for Industry and Economy (formerly the “Investment Center”).

“Israeli Option Tax Ruling” is defined in Section 7.05(a).

“Israeli Tax Deferral Ruling” is defined in Section 7.05(a).

“Israeli Tax Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 5721-1961, and all the regulations, rules and Orders and any other provisions promulgated thereunder, as may be amended from time to time.

“Israeli Tax Rulings” is defined in Section 7.05(a).

“ITA” shall mean the Israel Tax Authority.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, following reasonable inquiry, of: (a) with respect to the Company, Holdco and Assetco, the individuals listed on Schedule 1.2(a) of the Company Disclosure Letter and (b) with respect to SPAC and Merger Sub, the individuals listed on Schedule 1.2(b) of the SPAC Disclosure Letter.

“Leakage” shall mean, except as set forth on Schedule 4.28 of the Company Disclosure Letter, without duplication, any of the following actions by any of the Group Companies: (a) the declaration of or authorization for, the making or payment of any dividend, distribution or return of capital (other than dividends and distributions by a wholly owned Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Group Companies); (b) the payment, or agreement to make any payment, to or for the benefit of, or the entering into any transaction or agreement with or for the benefit of, any holders of Fully Diluted Company Equity Securities or any of their Affiliates; (c) the payment of any bonuses or other sums conditional or relating to the Transactions (for the avoidance of doubt, other than payment to auditors, legal counsel or institutional service providers, engaged by any of the Group Companies); (d) the entry into of any transaction other than on arm’s length terms in the Ordinary Course of Business (unless it is expressly provided for under this Agreement or the other Transaction Agreements or entered into at the written request of SPAC); (e) any non-contractual payment to directors, officers or employees of any Group Company, except for reimbursements in the Ordinary Course of Business); (f) any amount paid to directors, officers or employees of any Group Company as a bonus or like payment, except to the extent that such bonuses or like payments were in the ordinary course of their engagement with such Group Company and were not in relation to the Transactions; (g) the granting of any waiver or release of any sum or obligation due to any Group Company; (h) the transfer or surrender of any asset or assumption of a liability, in each case from or by any Group Company, unless it is at a fair market value and made in the Ordinary Course of Business; (i) the sale of any asset of any Group Company, or the purchase of any asset by any Group Company, other than at fair market value in the Ordinary Course of Business; (j) the making of any gift or other gratuitous payment; (k) the granting of any increase of remuneration of any director, officer or employee of any Group Company, other than increases in base compensation of employees in the Ordinary Course of Business; (l) the entry into by any Group Company of a guarantee or indemnity relating to the obligation of a third party other than another Group Company, other than standard commercial indemnities in the Ordinary Course of Business; (m) the payment of any management, monitoring, supervisory or similar fees by any Group Company; (n) the repurchase, repayment or redemption of any share capital or equity interest of any Group Company; (o) the forgiveness or waiver of any debt or obligation of, or claim outstanding against, a third party (other than any of the Group Companies), other than of customer obligations in the Ordinary Course of Business; (p) any agreement or arrangement to do or give effect to any of the foregoing or (q) any income, payroll or other Taxes paid, incurred or accrued by any Group Company as a result of or with respect to any of the foregoing.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Letter of Transmittal” is defined in Section 3.06(a).

“Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to any of the Group Companies (or to which any of the Group Companies has the right to use).

“Lien” shall mean any mortgage, pledge, security interest, shared interest, encumbrance, lien, license, grant, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Liquidation” is defined in the Recitals hereto.

“Listing Exchange” shall mean Nasdaq or such other national securities exchange that may be mutually agreed upon by the Parties.

“Material Customers” is defined in Section 4.20(a)(ii).

“Material Suppliers” is defined in Section 4.20(a)(ii).

“Meitar” is defined in Section 11.16(b).

“Merger Proposal” is defined in Section 7.04.

“Mergers” is defined in the Recitals hereto.

“Merger Sub” is defined in the Preamble hereto.

“Nasdaq” is defined in Section 5.10.

“NIS” shall mean New Israeli Shekel.

“Notified Bodies” shall mean an entity licensed, authorized or approved by the applicable government agency, department or other authority to assess and certify the conformity of a medical device with the requirements of Regulation (EU) 2017/745 of the European Parliament and of the Council of 5 April 2017 on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009 and repealing Council Directives 90/385/EEC and 93/42/EEC concerning medical devices, as amended from time to time, and applicable harmonized standards.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” shall mean any Software that is licensed or distributed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT License, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (c) under Copyleft Terms.

“Option” shall mean each outstanding unexercised option (including convertible notes or other similar debt instruments) to purchase shares of the Company, whether or not then vested or fully exercisable, granted on or prior to the Closing to any current or former employee, consultant, service provider or director of the Company or any other Person including pursuant to the Company Option Plan.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Ordinary Course of Business” means, with respect to the Company, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Original Registration Rights Agreement” is defined in the Recitals hereto.

“Outside Date” is defined in Section 9.01(b).

“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned, in whole or in part, by any of the Group Companies, and includes Group Company Software.

“Owned Real Property” shall mean all real property owned or purported to be owned, in whole or in part, by any of the Group Companies.

“Parties” is defined in the Preamble hereto.

“Party” is defined in the Preamble hereto.

“Payor” is defined in Section 3.09.

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“PCAOB Audited Financial Statements” is defined in Section 7.23.

“PCAOB Financial Statements” is defined in Section 7.23.

“Per Company Preferred Share Acquisition Merger Consideration” is defined in Section 3.02(c).

“Per Company Share Acquisition Merger Consideration” is defined in Section 3.02(b).

“Permitted Lien” shall mean (a) Liens for current period Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are appropriately and sufficiently reserved for on the Financial Statements in accordance with U.S. GAAP; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) in the case of Intellectual Property, non-exclusive licenses granted to customers, suppliers, distributors, or vendors in the ordinary course; (f) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the Group Companies; and (g) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the Group Companies and the rights under the Company Real Property Leases.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for such term or for any similar term (e.g., “personally identifiable information,” “protected health information,” or “PII”) provided by applicable Legal Requirement, all information that identifies, could be used to identify or is otherwise associated with an individual person or device, whether or not such information is associated with an identifiable individual. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

“Philips Agreement” is defined in Section 3.10(a).

“Privacy and Security Policies and Procedures” is defined in Section 4.18(d).

“Privacy Laws” shall mean any and all applicable Legal Requirements relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, to the extent applicable, the Federal Trade Commission Act, the California Consumer Privacy Act (as amended by the California Privacy Rights Act), the Virginia Consumer Data Protection Act, the Israeli Protection of Privacy Law, 5741-1981 and the rules and regulations promulgated thereunder, General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR) and any and all applicable Legal Requirements relating to marketing, advertising and breach notification in connection with Personal Information.

“Private Placement Warrants” shall mean those warrants that were part of the units purchased by the SPAC Sponsor in a private placement that occurred simultaneously with the completion of the SPAC’s initial public offering and are subject to the Warrant Agreement.

“Pro Rata Share” shall mean, subject to Section 3.10(c), for each Eligible Company Equityholder, a percentage determined by dividing (a) the sum of (i) the total number of Company Shares issued and outstanding held by such Eligible Company Equityholder immediately prior to the Acquisition Effective Time, plus (ii) the total number of Company Preferred Shares issued and outstanding held by such Eligible Company Equityholder immediately prior to the Acquisition Effective Time, by (b) the total number of Company Shares and Company Preferred Shares issued and outstanding as of immediately prior to the Acquisition Effective Time.

“Proxy Clearance Date” is defined in Section 7.01(a)(i).

“Proxy Statement” is defined in Section 7.01(a)(i).

“Public Warrants” shall mean those warrants that were part of the units issued as part of the SPAC’s IPO and are subject to the Warrant Agreement.

“Reference Date” shall mean December 31, 2020.

“Reference Price” shall mean $10.20.

“Registration Rights Agreement” is defined in the Recitals hereto.

“Registration Shares” is defined in Section 7.01(a)(i).

“Registration Statement” is defined in Section 7.01(a)(i).

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Representatives” of a Person shall mean such Person’s employees, agents, officers, directors, managers, representatives and advisors.

“Required SPAC Shareholder Matter” is defined in Section 7.01(a)(i).

“Requisite Majority” shall mean the votes required to obtain the Company Shareholder Approval pursuant to the Company’s articles of association, as in effect as of the relevant Company Shareholder Approval date and/or any applicable law (including without limitation, the ICL).

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (including Crimea, Cuba, Donetsk, Iran, Lebanon, Luhansk, North Korea and Syria).

“Sanctioned Person” shall mean any Person that is the subject or target of Sanctions, including (i) any Person listed in any Sanctions-related list maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, Israel, Her Majesty’s Treasury of the United Kingdom, Switzerland or any European Union member state; (ii) any Person located, organized, resident in or national of a Sanctioned Country; or (iii) any Person fifty percent (50%) or more owned, directly or indirectly, or otherwise controlled by or acting on behalf of any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC, the U.S. Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Israel, Her Majesty’s Treasury of the United Kingdom or Switzerland.

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 14 Arrangement” is defined in Section 4.12(a).

“Section 102” shall mean section 102 of the Israeli Tax Ordinance.

“Section 102 Options” shall mean Options granted and subject to tax under Section 102(b)(2) or 102(b)(3) (if applicable) of the Israeli Tax Ordinance.

“Section 102 Shares” shall mean Company Shares issued upon the exercise of Section 102 Options or granted subject to tax under Section 102(b)(2) or 102(b)(3) (if applicable) of the Israeli Tax Ordinance.

“Section 102 Trustee” shall mean Altshuler Shaham Trusts Ltd., an Israeli company, which serves as the trustee of the Company’s equity incentive plan and the awards granted thereunder pursuant to Section 102(b) of the Israeli Tax Ordinance.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Support Agreement” is defined in the Recitals hereto.

“Software” shall mean any and all (a) computer software, applications, and programs (whether in source code, object code, human readable form or other form), including software compilations, application programming interfaces, mobile applications, algorithms, user interfaces, firmware, development tools, templates, menus, buttons, icons, (b) deep learning, machine learning, and other artificial intelligence technologies (collectively, “AI/ML”), and (c) all documentation, including user manuals and training materials, related to any of the foregoing or associated therewith, as well as any foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof.

“SPAC” is defined in the Preamble hereto.

“SPAC Board” is defined in the Recitals hereto.

“SPAC Business Combination” is defined in Section 7.15(b).

“SPAC Class A Shares” is defined in Section 5.02(a).

“SPAC D&O Indemnified Party” is defined in Section 7.17(b)(i).

“SPAC D&O Tail” is defined in Section 7.17(b)(ii).

“SPAC Disclosure Letter” is defined in Article V.

“SPAC Effective Time” is defined in Section 2.04(b).

“SPAC Exchange Ratio” is defined in Section 3.01(b).

“SPAC Group” is defined in Section 11.16(a).

“SPAC Material Adverse Effect” shall mean any state of facts, change, circumstance, occurrence, event or effect, that, individually or in the aggregate: (a) has had, or would reasonably be expected to have, a materially adverse effect on the financial condition or results of operations of SPAC or Merger Sub (as applicable), taken as a whole; or (b) has prevented or materially delayed or impaired, or is reasonably likely to prevent or materially delay or impair, the ability of SPAC or Merger Sub (as applicable) to perform its obligations under this Agreement or to consummate the Transactions; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect on or in respect of SPAC or Merger Sub (as applicable) pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in U.S. GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting special purposes acquisition companies; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a SPAC Material Adverse Effect; or (ix) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the financial condition or results of operations of SPAC or Merger

Sub (as applicable), taken as a whole, relative to similarly situated companies in the industries in which SPAC or Merger Sub (as applicable) conducts its operations, then such impact shall be taken into account in determining whether a SPAC Material Adverse Effect has occurred.

“SPAC Merger” is defined in the Recitals hereto.

“SPAC Merger Consideration” is defined in Section 3.01(b).

“SPAC Plan of Merger” is defined in Section 2.04(a).

“SPAC Preferred Shares” is defined in Section 5.02(a).

“SPAC Privileged Communications” is defined in Section 11.16(a).

“SPAC Recommendations” is defined the Recitals hereto.

“SPAC SEC Reports” is defined in Section 5.06(a).

“SPAC Shareholder Matters” is defined in Section 7.01(a)(i).

“SPAC Shareholder Redemption” is defined in Section 7.01(a)(i).

“SPAC Shareholders” is defined the Recitals hereto.

“SPAC Shares” is defined in Section 5.02(a).

“SPAC Sponsor” shall mean LAMF SPAC Holdings I LLC, a Cayman Islands limited liability company.

“SPAC Surviving Company” is defined in Section 2.01(a).

“SPAC Units” shall mean equity securities of SPAC each consisting of one share of SPAC Class A Shares and one-half of one Public Warrant.

“SPAC Warrants” is defined in Section 5.02(a).

“Special Meeting” is defined in Section 7.01(b).

“Sponsor Support Agreement” is defined in the Recitals hereto.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Supporting Company Holders” is defined in the Recitals hereto.

“Surviving Companies” is defined in Section 2.01(a).

“Tax” or “Taxes” shall mean any and all Israeli and U.S. federal, state, local and other taxes, including, gross receipts, income, capital gains, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, excise, property, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges in the nature of a tax, in each case, imposed by a Governmental Entity, (whether disputed or not) together with all interest, penalties, and additions imposed by a Governmental Entity with respect to (or in lieu of) any such amounts.

“Tax Incentive Program” is defined in Section 4.14(t).

“Tax Return” shall mean any return, declaration, report, claim for refund, statement, election, estimation, form, information return, disclosure or other document filed, or required to be filed, with (or submitted to) any Governmental Entity with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Transaction Agreements” shall mean this Agreement, the Registration Rights Agreement, the Holdco A&R Articles, the Shareholder Support Agreement, the Sponsor Support Agreement, the securities purchase agreements entered into in connection with the Interim Financing, the Equity Financing Subscription Agreements (if any) and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Expenses” means, to the extent not paid prior to Closing, all out-of-pocket fees, costs and expenses of counsel, accountants, investment bankers, experts and consultants to a Party incurred by such Party or on its behalf in connection with the consummation of the Transactions or related to the authorization, preparation, negotiation, execution and performance of this Agreement, including the preparation, printing and mailing of the Registration Statement and the Proxy Statement.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Mergers.

“Transfer Taxes” is defined in Section 7.18(a).

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” is defined in Section 5.11(a).

“Trust Agreement” is defined in Section 5.11(a).

“Trust Termination Letter” is defined in Section 7.09.

“U.S. GAAP” is defined in Section 4.07(a).

“Unaudited Financial Statements” is defined in Section 4.07(a).

“Valid Tax Certificate” shall mean a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Exchange Agent or anyone on its behalf, including an Israeli sub-paying agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholding.

“VAT” is defined in Section 4.14.

“W&C” is defined in Section 11.16(a).

“WARN Act” is defined in Section 4.12(h).

“Warrant Agreement” shall mean the Warrant Agreement, dated as of November 10, 2021, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent.

“Warrant Assumption Agreement” is defined in Section 7.22.

“Withholding Drop Date” is defined in Section 3.09(b).

ARTICLE II

THE MERGERS

Section 2.01 SPAC Merger. (a) At the SPAC Effective Time, SPAC will be merged with and into Assetco upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, whereupon the separate corporate existence of SPAC will cease and Assetco will continue its existence as the surviving entity (the “SPAC Surviving Company” and, together with the Acquisition Surviving Sub, the “Surviving Companies”).

(b) From and after the SPAC Effective Time, the SPAC Surviving Company will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of SPAC and Assetco, all as provided under the applicable provisions of the Cayman Companies Act.

Section 2.02 Acquisition Merger. (a) At the Acquisition Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Acquisition Merger) will be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Acquisition Merger) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, or any statutory re-enactment or modification thereof being in force at the time, the “ICL”), whereupon the separate corporate existence of Merger Sub will cease and the Company will continue its existence under the ICL as the surviving corporation (the “Acquisition Surviving Sub”) and become a wholly-owned subsidiary of Assetco, on the terms and subject to the conditions set forth in this Agreement.

(b) From and after the Acquisition Effective Time, the Acquisition Surviving Sub will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the ICL.

Section 2.03 Closing. Unless this Agreement has been terminated pursuant to Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, subject to Section 2.04 regarding the applicable Effective Times, the consummation of the Transactions (the “Closing”) will occur at a time and date to be specified in writing by the Parties which will be no later than three (3) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as SPAC and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 2.04 Effective Times. (a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the day prior to the Acquisition Effective Time, the Parties will cause the SPAC Merger to be consummated by executing a plan of merger (the “SPAC Plan of Merger”) and filing the SPAC Plan of Merger together with any other documents required to effect the SPAC Merger pursuant to the Cayman Companies Act with the Cayman Registrar, in such form as required by, and executed in accordance with the relevant provisions of, the Cayman Companies Act. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall, in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the

“Companies Registrar”) a notice of the contemplated Acquisition Merger, setting forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Acquisition Merger in accordance with Section 323(5) of the ICL (the “Acquisition Certificate of Merger”), after another notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver on the Closing Date.

(b) The SPAC Merger will become effective at such time as the SPAC Plan of Merger is duly filed with the Cayman Registrar or at such later date or time as is agreed between the Parties and specified in the SPAC Plan of Merger pursuant to the Cayman Companies Act (such time as the SPAC Merger becomes effective being the “SPAC Effective Time” and, together with the Acquisition Effective Time, the “Effective Times”).

(c) The Acquisition Merger will become effective upon the issuance by the Companies Registrar of the Acquisition Certificate of Merger in accordance with Section 323(5) of the ICL (such time as the Acquisition Merger becomes effective being the “Acquisition Effective Time”). The Parties shall take all necessary actions such that the Acquisition Effective Time shall take place one day after the SPAC Effective Time and, in any event, on the Closing Date.

Section 2.05 Effect of Mergers. At the applicable Effective Times, the effect of the Mergers will be as provided in this Agreement, the SPAC Plan of Merger and the applicable provisions of the Cayman Companies Act, the Acquisition Certificate of Merger and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the applicable Effective Time, all the property, rights, privileges of each of the Company and SPAC shall vest in the applicable Surviving Company, and all debts, liabilities, obligations and duties of each of the Company and SPAC shall become debts, liabilities, obligations and duties of the applicable Surviving Company.

Section 2.06 Governing Documents. (a) Immediately prior to the Acquisition Effective Time, the articles of association of Holdco will be amended and restated in their entirety in a form of public company articles of association to be mutually agreed by SPAC and the Company (the “Holdco A&R Articles”) hereto until thereafter changed or amended as provided therein or by applicable law.

(b) At the SPAC Effective Time, pursuant to the SPAC Plan of Merger, the memorandum and articles of association of SPAC Surviving Company shall be amended and restated to be identical to the memorandum and articles of association of Assetco (except for the name of such entity) until thereafter changed or amended as provided therein or by applicable law.

(c) Immediately after the Acquisition Effective Time, the articles of association of Acquisition Surviving Sub will be amended and restated to be identical to the articles of association of Merger Sub (except for the name of such entity) until thereafter changed or amended as provided therein or by applicable law.

Section 2.07 Directors and Officers. From and after the Effective Times, until successors are duly elected or appointed and qualified in accordance with applicable law or until their earlier death, resignation or removal in accordance with law and the applicable Governing Documents, the directors and officers of (a) Holdco shall be the directors and officers as determined in accordance with in Section 7.20 and Annex A, as applicable, (b) Acquisition Surviving Sub shall be the directors and officers designated by the Company as of immediately prior to the Acquisition Effective Time, and (c) SPAC Surviving Company will be the directors and officers of Assetco as of immediately prior to the SPAC Effective Time.

ARTICLE III

CLOSING TRANSACTIONS

Section 3.01 Effect on SPAC Shares and Warrants and Assetco Stock in the SPAC Merger. At the SPAC Effective Time, by virtue of the SPAC Merger and without any action on the part of the SPAC, Assetco or any holder of any SPAC Shares or capital stock of Assetco:

(a) Cancellation of Certain SPAC Shares. All SPAC Shares that are owned by the SPAC, Merger Sub or any wholly owned subsidiary of the SPAC immediately prior to the SPAC Effective Time shall automatically be canceled, and no other consideration shall be delivered or deliverable in exchange therefor.

(b) Conversion of SPAC Shares. Each SPAC Share issued and outstanding immediately prior to the SPAC Effective Time shall be converted into a number of validly issued, fully paid and non-assessable Holdco Ordinary Shares equal to 1.00 (the “SPAC Exchange Ratio”; provided, however, that if the SPAC and Company mutually agree, for the Listing Exchange listing purposes, then the SPAC Exchange Ratio may be some ratio other than 1.00, in which case any other ratios described herein that would be impacted by such change shall be proportionately adjusted (such shares referred to collectively as the “SPAC Merger Consideration”)). As of the SPAC Effective Time, the SPAC Shares shall cease to be outstanding and shall cease to exist, and each holder of a certificate representing any such SPAC Shares or SPAC Shares held in book entry form shall cease to have any rights with respect thereto, except the right to receive, in accordance with this Section 3.01, the SPAC Merger Consideration. The number of Holdco Ordinary Shares that each holder of SPAC Shares is entitled to receive as a result of the SPAC Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, share subdivision, split-up, reverse stock split, share consolidation, stock dividend or distribution (including any dividend or distribution of securities convertible into Holdco Ordinary Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Holdco Ordinary Shares occurring on or after the date hereof and prior to the Closing, if any.

(c) Conversion of Assetco Stock. At the SPAC Effective Time, each share of common stock of Assetco shall be converted into one ordinary share of SPAC Surviving Company, which shall constitute the only outstanding share capital of SPAC Surviving Company.

(d) Treatment of SPAC Warrants.

(i) At the SPAC Effective Time, each Public Warrant that is outstanding immediately prior to the SPAC Effective Time shall be converted into and become the right to receive a warrant to purchase one Holdco Ordinary Share (a “Holdco Assumed Public Warrant”) with the same terms as the Public Warrants (other than the fact that it is exercisable for a Holdco Ordinary Share) and shall be governed by the Holdco Assumed Warrant Agreement.

(ii) At the SPAC Effective Time, each Private Placement Warrant that is outstanding immediately prior to the SPAC Effective Time shall be converted into and become the right to receive a warrant to purchase one Holdco Ordinary Share (a “Holdco Assumed Private Placement Warrant”) with the same terms as the Private Placement Warrants (other than the fact that it is exercisable for a Holdco Ordinary Share) and shall be governed by the Holdco Assumed Warrant Agreement.

Section 3.02 Effect on Company and Merger Sub Securities in the Acquisition Merger. At the Acquisition Effective Time, by virtue of the Acquisition Merger and without any action on the part of the Company, Merger Sub or any holders of Company Shares or capital stock of Merger Sub:

(a) Deemed Transfer of Certain Company Shares. All Company Shares or Company Preferred Shares that are owned by the Company or any wholly owned subsidiary of the Company (collectively, “Company Treasury Shares”) immediately prior to the Acquisition Effective Time, if any, shall be deemed to have been transferred to Assetco and no consideration shall be delivered or deliverable in exchange therefor.

(b) Conversion of Company Shares. Each Company Share issued and outstanding immediately prior to the Acquisition Effective Time (except for Company Treasury Shares and including, for the avoidance of doubt, any outstanding Company Shares issued upon conversion of the Company SAFEs or Company Loans or exercise of Company Warrants, in each case to the extent issued and outstanding at the time of the Acquisition Effective Time, as set out below) will, by virtue of the Acquisition Merger and upon the terms and subject to the conditions set forth in this Agreement, automatically be deemed to have been transferred to Assetco and automatically deemed for all purposes to represent only the right to receive a number of Holdco Ordinary Shares equal to the Equity Exchange Ratio (the “Per Company Share Acquisition Merger Consideration”), and as of the Acquisition Effective Time, each holder thereof shall cease to have any other rights in or to the Company or the Acquisition Surviving Sub. Notwithstanding anything in the Agreement, the Per Company Share Acquisition Merger Consideration issuable to holders of Section 102 Shares shall be deposited with the Section 102 Trustee in accordance with the provisions of Section 102 and the Israeli Option Tax Ruling.

(c) Conversion of Company Crossover Preferred Shares. Each Company Crossover Preferred Share issued and outstanding immediately prior to the Acquisition Effective Time (except for Company Treasury Shares) will, by virtue of the Acquisition Merger and upon the terms and subject to the conditions set forth in this Agreement, automatically be deemed to have been transferred to Assetco and automatically deemed for all purposes to represent only the right to receive a number of Holdco Preferred Shares equal to the Equity Exchange Ratio (the “Per Company Crossover Preferred Share Acquisition Merger Consideration”), and as of the Acquisition Effective Time, each holder thereof shall cease to have any other rights in or to the Company or the Acquisition Surviving Sub. Holdco will reserve for issuance the number of Holdco Ordinary Shares that will be issuable upon conversion of the Holdco Preferred Shares and, if and when any Holdco Preferred Shares are converted, Holdco shall issue or cause to be issued the appropriate number of Holdco Ordinary Shares.

(d) Treatment of Company Warrants. Unless otherwise exercised into Company Shares prior to the Acquisition Effective Time, each Company Warrant issued and outstanding immediately prior to the Acquisition Effective Time, will, by virtue of the Acquisition Merger and upon the terms and subject to the conditions set forth in this Agreement, be assumed by Holdco, and each such Company Warrant shall be converted into a warrant to purchase Holdco Ordinary Shares (each, a “Converted Warrant”). Each Converted Warrant shall continue to have and be subject to the same terms and conditions as were applicable to such Company Warrant immediately before the Acquisition Effective Time (including expiration date and exercise provisions), except that: (i) each Converted Warrant shall be exercisable for that number of Holdco Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of Company Shares subject to the Company Warrant immediately before the Acquisition Effective Time multiplied by (B) the Equity Exchange Ratio and (ii) the per share exercise price for each Holdco Ordinary Share issuable upon exercise of the Converted Warrant shall be equal to the quotient obtained by dividing (A) the exercise price per Company Share of such Company Warrant immediately before the Acquisition Effective Time by (B) the Equity Exchange Ratio. Unless otherwise exercised at such time, prior to the Closing, Holdco will reserve for issuance the number of Holdco Ordinary Shares that will be issuable upon exercise of the Converted Warrants and, if and when a Converted Warrant is exercised, Holdco shall issue or cause to be issued the appropriate number of Holdco Ordinary Shares.

(e) Conversion of Merger Sub Shares. At the Acquisition Effective Time, each ordinary share of Merger Sub issued and outstanding immediately prior to the Acquisition Effective Time shall cease to exist and be deemed as having been automatically and without further action converted into and become the ordinary shares of Acquisition Surviving Sub, which shall constitute the only outstanding capital stock of Acquisition Surviving Sub as of immediately after the Acquisition Effective Time.

Section 3.03 Treatment of Company Options.

(a) For purposes of this Agreement, the term “Company Option” means each outstanding and unexercised option to purchase Company Shares, whether or not then vested or fully exercisable, granted prior to the Acquisition Effective Time to any current or former employee, officer, director or other service provider of the Group Companies (each such individual or Person, a “Company Optionholder” and collectively, the “Company Optionholders”). At the Acquisition Effective Time, all of the Company Options outstanding immediately prior to the Acquisition Effective Time will, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, be assumed by Holdco, and each such Company Option shall be converted into an option to purchase Holdco Ordinary Shares (each, a “Converted Option”). Each Converted Option shall continue to have and be subject to the same terms and conditions as were applicable to such Company Option immediately before the Acquisition Effective Time (including expiration date and exercise provisions), except that: (i) each Converted Option shall be exercisable for that number of Holdco Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of Company Shares subject to the Company Option immediately before the Acquisition Effective Time multiplied by (B) the Equity Exchange Ratio; and (ii) the per share exercise price for each Holdco Ordinary Share issuable upon exercise of the Converted Option shall be equal to the quotient obtained by dividing (A) the exercise price per Company Share of such Company Option immediately before the Acquisition Effective Time by (B) the Equity Exchange Ratio; provided, however, that with respect to grantees subject to Taxes in the United States the exercise price and the number of Holdco Ordinary Shares purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of Holdco Ordinary Shares purchasable under such Converted Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code; and provided, further, that, consistent with the terms of the Israeli Option Tax Ruling (i) the conversion of Company Options that are Section 102 Options to Converted Options shall not constitute a taxable event and tax continuity shall apply including with respect to the requisite holding period under Section 102, which shall be deemed to have commenced upon the date on which such holding period commenced for the Company Options and (ii) such Converted Options shall be deposited with the Section 102 Trustee in accordance with the provisions of Section 102 and the Israeli Option Tax Ruling.

(b) Prior to the Acquisition Effective Time, the Company shall deliver to each Company Optionholder a notice, in a form reasonably acceptable to SPAC, setting forth the effect of the Mergers (including the Acquisition Merger) on such Company Optionholder’s Company Options and describing the treatment of such Company Options in accordance with this Section 3.03.

(c) Prior to the Acquisition Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Option Plan; obtain any necessary consents, waivers or releases; adopt applicable resolutions; amend the terms of the Company Option Plan or any outstanding awards; and take all other appropriate actions to: (i) effectuate the provisions of this Article III; and (ii) ensure that after the Effective Times (including the Acquisition Effective Time), neither any holder of Company Options, any beneficiary thereof, nor any other participant in the Company Option Plan shall have any right thereunder to acquire any securities of Company or Holdco or to receive any payment or benefit with respect to any award previously granted under the Company Option Plan, except as provided in this Article III. At the Acquisition Effective Time, Holdco shall assume the Company Option Plan, provided that (i) all references to “Company” in the Company Option Plan and the documents governing the Converted Options after the Effective Times (including the Acquisition Effective Time) will be deemed references to Holdco and the number of shares of Holdco Ordinary Shares available for awards under the Company Option Plan shall be determined by adjusting the number of Company Shares available for awards under the Company Option Plan immediately before the Acquisition Effective Time in accordance with the Equity Exchange Ratio. Following the Acquisition Effective Time, Holdco shall (i) amend the Company Option Plan as required to comply with the laws applicable to Holdco, and (ii) take all reasonably necessary actions to ensure compliance by Holdco with the Israeli Option Tax Ruling and the provisions of Section 102.

(d) Holdco will (i) reserve for issuance the number of Holdco Ordinary Shares that will become subject to the Converted Options and (ii) issue or cause to be issued the appropriate number of Holdco Ordinary Shares, upon the exercise of the Converted Options. As soon as practicable following the date that is 60 days after the date of filing of the Closing Form 8-K, Holdco will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) registering a number of Holdco Ordinary Shares necessary to fulfill Holdco’s obligations under this Section 3.03. The Company and its counsel shall reasonably cooperate with and assist Holdco in the preparation of such registration statement.

Section 3.04 Holdco Share Redemption. In order to facilitate the formation of Holdco, Daniel Gilcher has been issued 1,000,000 Holdco Ordinary Shares (the “Initial Holdco Interest”), being all of the issued share capital of Holdco as of the date hereof. At the SPAC Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of ICL, the Initial Holdco Interest shall be automatically forfeited.

Section 3.05 Issuance of Holdco Ordinary and Preferred Shares. (a) Immediately following the Effective Times, Holdco shall issue the Holdco Ordinary Shares and Holdco Preferred Shares that constitute the SPAC Merger Consideration and the Acquisition Merger Consideration.

(b) Notwithstanding anything in this Agreement, no fraction of a Holdco Ordinary Share or Holdco Preferred Share will be issued by virtue of the Acquisition Merger, and the Persons who would otherwise be entitled to a fraction of a Holdco Ordinary Share or Holdco Preferred Share (after aggregating all fractional Holdco Ordinary Shares or Holdco Preferred Shares, as applicable, that otherwise would be received by such Person) shall receive from Holdco, in lieu of such fractional share, and to the extent a fractional Holdco Ordinary Share or a fractional Holdco Preferred Share is issuable as part of the Acquisition Merger Consideration after aggregating all fractional Holdco Ordinary Shares or Holdco Preferred Shares, as applicable, that otherwise would be received by such shareholder, one Holdco Ordinary Share or one Holdco Preferred Share.

(c) The number of Holdco Ordinary Shares or Holdco Preferred Shares that each Person is entitled to receive as a result of the Acquisition Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Holdco Ordinary Shares or Holdco Preferred Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Holdco Ordinary Shares or Holdco Preferred Shares occurring on or after the date hereof and prior to the Closing.

Section 3.06 Exchange Procedures. (a) Following the date hereof and prior to the Effective Times, Holdco shall appoint Continental Stock Transfer & Trust Company or another mutually agreed and qualified exchange agent and anyone on its behalf, including, if and as applicable, an Israeli sub-paying agent, to act as the exchange agent in connection with the Mergers (the “Exchange Agent”). Promptly after the appointment of the Exchange Agent, Holdco shall cause the Exchange Agent to mail to each holder of record of Company Shares or Company Preferred Shares entitled to receive Acquisition Merger Consideration pursuant to this Article III, a letter of transmittal, in a form and substance reasonably acceptable to the Company and SPAC (a “Letter of Transmittal”), and instructions for use in effecting, among other things, the surrender of the certificates evidencing Company Shares or Company Preferred Shares, in physical or electronic form, as the case may be (the “Certificates”), in exchange for the applicable portion of Acquisition Merger Consideration payable to such holder. The Exchange Agent shall: (i) at or promptly following the Acquisition Effective Time, issue to each holder of record of Company Shares or Company Preferred Shares entitled to receive Acquisition Merger Consideration pursuant to this Article III that, at least three (3) Business Days prior to the Closing Date, has delivered a Certificate (if applicable) and a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any other customary documents that the Exchange Agent may reasonably require in connection therewith, the applicable portion of the Acquisition Merger Consideration with respect to such Company Shares or Company Preferred Shares and all Certificates (if applicable) shall forthwith be canceled; and (ii) following the Acquisition Effective Time, with respect to any holder of record of Company Shares or Company Preferred Shares entitled to receive Acquisition Merger Consideration pursuant to this Article III that did not receive Acquisition Merger Consideration pursuant to clause (i), no later than three (3) Business Days after receipt of a Certificate (if applicable) and a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any other customary documents that the Exchange Agent may reasonably require in connection therewith, issue to the holder of such Company Shares or Company Preferred Shares the applicable portion of the Acquisition Merger Consideration with respect to such Company Shares or Company Preferred Shares and all Certificates (if applicable) shall forthwith be canceled. Until so surrendered, each outstanding Certificate that prior to the Effective Times represented Company Shares or Company Preferred Shares (other than Company Treasury Shares and Company Shares canceled pursuant to this Article III) shall be deemed from and after the Effective Times, for all purposes, to evidence the right to receive the applicable portion of the Acquisition Merger Consideration. If after the Effective Times, any Certificate is presented to the Exchange Agent, it shall be canceled and exchanged as provided pursuant to this Article III. Notwithstanding anything to the contrary in this Section 3.06(a), the portion of the Acquisition Merger Consideration that shall be issued with respect to Section 102 Shares will be deposited with the Section 102 Trustee in accordance with the Israeli Option Tax Ruling and Section 102.

(b) If any portion of the Acquisition Merger Consideration is to be issued to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such issuance that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(c) Any Acquisition Merger Consideration held by the Exchange Agent remaining unclaimed by a holder of Company Shares or Company Preferred Shares three years after the Acquisition Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable law, the property of Holdco free and clear of any claims or interest of any Person previously entitled thereto.

(d) No dividends or other distributions declared or made after the Acquisition Effective Time with respect to the Holdco Ordinary Shares or Holdco Preferred Shares with a record date after the Acquisition Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Holdco Ordinary Shares or Holdco Preferred Shares issuable to such holder hereunder in consideration for the surrender of such Certificate until the holder of such Certificate shall surrender such Certificate.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of loss and indemnity by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the applicable portion of the Acquisition Merger Consideration to be issued in respect of the Company Shares or Company Crossover Preferred Shares formerly represented by such Certificate in accordance with this Agreement.

Section 3.07 Certificates.

(a) Company Securityholder Allocations Certificate. Not later than two (2) Business Days prior to the Closing Date, the Company shall deliver to SPAC written notice setting forth the Company Securityholder Allocations, which shall be final and binding on the Parties.

(b) Company Expenses Certificate. Not later than two (2) Business Days prior to the Closing Date, the Company shall deliver to SPAC written notice setting forth the Company’s good faith estimate, as of the Closing, of the unpaid Transaction Expenses of the Company (including a list of all such unpaid expenses together with written invoices and wire transfer instructions for the payment thereof).

(c) SPAC Expenses Certificate. Not later than two (2) Business Days prior to the Closing Date, SPAC shall deliver to the Company written notice setting forth SPAC’s good faith estimate, as of the Closing, of the unpaid Transaction Expenses of the SPAC (including a list of all such unpaid expenses together with written invoices and wire transfer instructions for the payment thereof).

Section 3.08 U.S. Tax Treatment of the Transactions. (a) It is intended by the Parties that, for U.S. federal, state and local income Tax purposes, (i) the SPAC Merger, the Acquisition Merger (taken together with the Company CTB), and the Liquidation shall be treated in accordance with the Intended U.S. Tax Treatment and (ii) this Agreement is and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(b) For U.S. federal income tax purposes (and for purposes of any applicable state or local Tax purposes that follow the U.S. federal income tax treatment), the Parties shall prepare and file all Tax Returns consistent with the Intended U.S. Tax Treatment and shall not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

Section 3.09 Withholding Taxes.

(a) Notwithstanding anything in this Agreement to the contrary, Exchange Agent, SPAC, Holdco, the 104H Trustee, their respective Affiliates, and any other applicable withholding agent (each, a “Payor”) shall be entitled to deduct and withhold from any amount payable or other consideration deliverable pursuant to this Agreement (including, for the avoidance of doubt, the Earnout) any amount required to be deducted or withheld with respect to the making of such payment or delivery of such consideration under applicable Legal Requirements; provided that, if any Payor determines that any amounts payable to any Person pursuant to this Agreement is subject to deduction and/or withholding, then such Payor shall use commercially reasonable efforts to (i) provide notice to such Person as soon as reasonably practicable after such determination, and (ii) cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Legal Requirements. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent any amount is required to be deducted and is not otherwise funded by the applicable recipient, then, subject to Section 3.09(b) below, each Payor shall be entitled to satisfy such obligations through the forfeiture or sale of the portion of any consideration otherwise deliverable to such recipient that is required to enable the Payor to comply with applicable deduction or withholding requirements.

(b) Notwithstanding the provisions of Section 3.09(a), but subject to the provisions of the Israeli Tax Deferral Ruling, with respect to Israeli Taxes, and in accordance with the undertaking provided prior to Closing by the Exchange Agent or anyone on its behalf to SPAC and/or Holdco, as applicable, as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), any payment payable or other consideration deliverable pursuant to this Agreement to any recipient (including the SPAC Merger Consideration and the Acquisition Merger Consideration but excluding holders of Company Options or Section 102 Shares) shall be paid or delivered to and retained by the Exchange Agent, in each case for the benefit of such payment recipient for a period of 365 days from the Closing Date or an earlier date required in writing by such payment recipient (the “Withholding Drop Date”), during which time unless requested otherwise by the ITA or by the payment recipient, no payments or other consideration shall be made by the Exchange Agent to any payment recipient and no amounts for Israeli Taxes shall be withheld from the payments or other consideration deliverable pursuant to this Agreement, except as provided below and during which time each payment recipient may obtain a Valid Tax Certificate.

(c) If a payment recipient delivers, no later than three (3) Business Days prior to the Withholding Drop Date, a Valid Tax Certificate to the Exchange Agent, determining such recipient’s tax liability, such recipient shall transfer the tax liability amount to the Exchange Agent, the deduction and withholding of any Israeli Taxes shall be made in accordance with the provisions of such Valid Tax Certificate and the applicable consideration shall be paid and/or issued to such person.

(d) If any payment recipient either (A) does not provide the Exchange Agent with a Valid Tax Certificate by no later than three (3) Business Days before the Withholding Drop Date, or (B) submits a written request to the Exchange Agent to release his, her or its portion of the consideration payable or otherwise deliverable prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate no later than three (3) Business Days before such time, then the Exchange Agent will transfer the applicable consideration to such payment recipient only after such payment recipient satisfies its Israeli Tax obligation to the satisfaction of the Exchange Agent, SPAC and its Israeli advisors. To the extent the Exchange Agent withholds any amounts with respect to Israeli Taxes, any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the applicable payment recipient.

(e) If the applicable payment recipient does not satisfy his, her or its Israeli Tax obligation, the Exchange Agent shall, to the extent applicable, sell a portion of the Acquisition Merger Consideration applicable to such payment recipient in order to allow the payment of any Israeli Taxes as shall be determined by the Exchange Agent and transfer the balance of the applicable consideration to the applicable payment recipient.

(f) Notwithstanding anything to the contrary in this Agreement, if the Israeli Tax Deferral Ruling shall be obtained and delivered to SPAC and its Israeli advisors, then the provisions of such ruling shall apply and all applicable withholding procedures with respect to any recipients of consideration pursuant to this Agreement shall be made in accordance with the provisions of such ruling.

(g) Notwithstanding the above, any consideration paid or issued to a holder of Company Options or Section 102 Shares will be subject to deduction or withholding of Israeli Tax under the Israeli Tax Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless prior to the 16th day of the calendar month following the month during which the Closing occurs, (i) with respect to Section 102 Options and Section 102 Shares, the Israeli Option Tax Ruling shall have been obtained (ii) with respect to holders of Company Options that are not residents of Israel for Tax purposes, are engaged by a non-Israeli resident Company Subsidiary and who were granted such Company Options in consideration for work or services performed solely outside of Israel (provided that any such holder provides Holdco with a validly executed residency declaration in a form mutually agreed by SPAC and the Company, provided that, if the ITA prescribes such a form, including in connection with any tax ruling given in connection with the Transactions, then such form shall be used), the payment of any consideration which such holders have the right to receive will not be subject to any withholding or deduction of Israeli Tax, and (iii) with respect to any holder of Company Options which does not fall under sub-sections (i) and (ii) above, a Valid Tax Certificate was provided.

Section 3.10 Earnout.

(a) If, prior to December 31, 2023, the Company or, after the Closing, Holdco enters into a binding master purchase agreement with Philips North America LLC or one of its Affiliates, substantially in the form attached as Exhibit D (the “Philips Agreement”), Holdco shall issue or cause to be issued to the Eligible Company Equityholders (in accordance with their respective Pro Rata Share), subject to the provisions of Section 3.09, an aggregate of 3,039,215 Holdco Ordinary Shares (which shall be equitably adjusted for any stock split, reverse stock split, stock dividend reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Holdco Ordinary Shares occurring after the Closing, the “Earnout Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other Transaction Agreements (such issuance, the “Earnout”); provided, however, that in no event shall the Earnout Shares be issued prior to the Acquisition Effective Time. Any Earnout Shares issued with respect to Section 102 Shares will be deposited with the Section 102 Trustee in accordance with the Israeli Option Tax Ruling and Section 102. If the Earnout is satisfied pursuant to Section 3.10(a) prior to the Acquisition Effective Time, and the Equity Value is adjusted accordingly pursuant to its definition, Holdco shall be under no further obligation to issue any Holdco Ordinary Shares pursuant to this Section 3.10 except in accordance with any arrangements agreed pursuant to Section 3.10(c).

(b) Notwithstanding anything in this Agreement, no fraction of a Holdco Ordinary Share will be issued by virtue of the Earnout. In lieu of such fractional share to which any Eligible Company Equityholders would otherwise be entitled, Holdco shall round to the nearest whole Earnout Share. No cash settlement shall be made with respect to fractional shares eliminated by rounding.

(c) If the Earnout is not satisfied pursuant to Section 3.10(a) prior to the Acquisition Effective Time, but the Company reasonably expects to satisfy the Earnout after the Acquisition Effective Time but prior to December 31, 2023, after the date hereof, the Parties will work together in good faith to implement a mechanism for the holders of Company Warrants and Company Options to participate in the Earnout. Any mechanism agreed pursuant to this Section 3.10(c) must be agreed in writing by the Parties.

Section 3.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Times, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Acquisition Surviving Sub following the Acquisition Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, and to vest the

SPAC Surviving Company following the SPAC Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Assetco, the officers, directors, managers and members, as applicable, (or their designees) of the Company and Merger Sub, on the one hand, and SPAC and Assetco, on the other hand, and Holdco, are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter dated as of the date of this Agreement delivered by the Company to SPAC prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to SPAC and Merger Sub as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) as follows:

Section 4.01 Organization and Qualification. The Company (a) is a limited liability company duly formed, validly existing and in good standing under the applicable Legal Requirements of the State of Israel, (b) is not a “breaching company” (within the meaning of Section 362.A of the ICL) and no proceedings have been commenced to strike the Company from the registry of companies maintained by the Companies Registrar, and (c) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of the Company as currently in effect, have been made available to SPAC. The Company is not in violation of any of the provisions of the Company’s Governing Documents.

Section 4.02 Company Subsidiaries. (a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.2(a) of the Company Disclosure Letter (the “Company Subsidiaries” and each a “Company Subsidiary”). The Company owns, directly or indirectly, all of the outstanding equity securities of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Company Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Each Company Subsidiary is duly incorporated, formed or organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each Company Subsidiary, as amended and currently in effect, have been made available to SPAC. No Company Subsidiary is in violation of any of the provisions of its Governing Documents.

(c) All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable, (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (iii) have been offered, sold and issued in compliance in all material respects with applicable Legal Requirements and the applicable Company Subsidiary’s respective Governing Documents.

(d) There are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any Company Subsidiary is a party or by which it is bound obligating such Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such Company Subsidiary or obligating such Company Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

Section 4.03 Capitalization of the Company. (a) Schedule 4.3(a) of the Company Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of the Company, (ii) the number, class and series of Company Shares or Company Preferred Shares (which, in the case of the latter, shall be issued on the date hereof but subsequent to the execution of this Agreement) owned by each holder thereof, together with the name of each registered holder thereof and which Company Shares are Section 102 Shares including the date of deposit of such Section 102 Share with the Section 102 Trustee, including the date of deposit of the applicable board or committee resolution and the date of deposit of the option agreement with the Section 102 Trustee, (iii) a list of all holders of outstanding Company Options, including the number of Company Shares subject to each such Company Option, the grant date, and exercise price for such Company Option, the extent to which such Company Option is vested and exercisable and the date on which such Company Option expires, whether each such Company Option is a Section 102 Option including the applicable sub-section of Section 102, and for Section 102 Options the date of deposit of such Company Option with the Section 102 Trustee, including the date of deposit of the applicable board or committee resolution and the date of deposit of the option agreement with the Section 102 Trustee, (iv) a list of all holders of outstanding Company Warrants, including the number of Company Shares issuable upon the exercise of each Company Warrant, and (v) a list of all holders of outstanding Company SAFEs, including the discount percentage and pre-money valuation cap for each Company SAFE and the number of Company Shares each SAFE is expected to convert into in connection with the Transactions.

(b) Except for currently outstanding Company Options which have been granted to employees, consultants or directors pursuant to the Company Option Plan, Company SAFEs, Company Warrants or as disclosed on Schedule 4.03(b) of the Company Disclosure Letter or otherwise pursuant to the Company’s articles of association, as may be amended, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any of its Subsidiaries is authorized or outstanding, and (ii) there is no commitment by the Company or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Company or its Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any equity securities of the Company or any of its Subsidiaries.

(c) All issued and outstanding Company Shares and Company Preferred Shares (including those that will be issued immediately following the execution of this Agreement) are, and all Company Shares which may be issued pursuant to the exercise or conversion of Company Options, Company SAFEs, Company Warrants and Company Preferred Shares, when issued in accordance with the terms of the Company Options, Company SAFEs, Company Warrants and Company Preferred Shares, respectively, will be, (i) duly authorized, validly issued, fully paid and non-assessable, (ii) not subject to any preemptive rights created by statute, the Company’s Governing Documents or any agreement to which the Company is a party, and (iii) free of any Liens. All issued and outstanding Company Shares, Company Options, Company SAFEs, Company Warrants and Company Preferred Shares (including those that will be issued immediately following the execution of this Agreement) were issued in compliance in all material respects with applicable Legal Requirements.

(d) Except as set forth on Schedule 4.03(d) of the Company Disclosure Letter, no outstanding Company Shares or Company Preferred Shares (including those that will be issued immediately following the execution of this Agreement) are subject to vesting or forfeiture rights or repurchase by a Group Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to any Group Company or any of its securities.

(e) All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of the Company were undertaken in compliance with the Company’s Governing Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Legal Requirements.

(f) Except in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which any Group Company is a party or by which any Group Company is bound with respect to any ownership interests of the applicable Group Company.

(g) Except as provided for in this Agreement, as a result of the consummation of the Transactions, no share capital, warrants, options or other securities of any Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(h) Except as set forth in Schedule 4.03(h) of the Company Disclosure Letter, no Group Company has any Indebtedness. No Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19, including any loans under the CARES Act or the Payment Protection Program.

(i) The Company has taken the actions necessary, including by way of amending any outstanding Company SAFEs, to cause each Company SAFE to be automatically converted prior to the Acquisition Effective Time into ordinary shares of the Company pursuant to the terms of such Company SAFEs (as may be amended) (the “Company SAFE Conversion”). Upon the Company SAFE Conversion, all of the Company SAFEs so converted into ordinary shares of the Company shall (i) be canceled, (ii) no longer be outstanding and (iii) cease to exist, and no payment or distribution shall be made with respect thereto, and each holder of Company SAFEs shall thereafter cease to have any rights with respect to such Company SAFEs (other than the right to receive the Per Company Share Acquisition Merger Consideration pursuant to Section 3.02(b) in respect of the ordinary shares of the Company received by the respective holder of the Company SAFE in the Company SAFE Conversion).

(j) The Company has taken the actions necessary, including by way of amending any outstanding Company Warrants, to cause each Company Warrant to be converted and/or assigned into a warrant for the purchase of a number of Holdco Ordinary Shares in accordance with Section 3.02(d).

(k) The Company has taken the actions necessary, including by way of amending any outstanding Company Loans, to cause each Company Loan to be automatically converted prior to the Acquisition Effective Time into ordinary shares of the Company pursuant to the terms of such Company Loans (as may be amended) (the “Company Loan Conversion”). Upon the Company Loan Conversion, all of the Company Loans so converted into ordinary shares of the Company shall (i) be canceled, (ii) no longer be outstanding and (iii) cease to exist, and no payment or distribution shall be made with respect thereto, and each holder of Company Loans shall thereafter cease to have any rights with respect to such Company Loans (other than the right to receive the Per Company Share Acquisition Merger Consideration pursuant to Section 3.02(b) in respect of the ordinary shares of the Company received by the respective holder of the Company Loan in the Company Loan Conversion).

Section 4.04 Authority Relative to this Agreement. The Company has all requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that the Company has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Mergers) have been duly and validly authorized by all corporate action on the part of the Company (including the approval by its board of directors), and no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions other than receipt of the Requisite Majority approval. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of the Company, enforceable against the Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

Section 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party do not, the performance of this Agreement and the other Transaction Agreements to which it is a party by the Company shall not, and the consummation of the Transactions will not: (i) conflict with or violate any Group Company’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.05(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair the Company’s or any of its Subsidiaries’ rights or, in a manner adverse to any of the Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of any of the Group Companies pursuant to, any Contracts, except with respect to clause (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b) The execution and delivery of this Agreement by the Company, or the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Acquisition Certificate of Merger; (ii) the filing and effectiveness of the Registration Statement in accordance with the Securities Act and the Exchange Act; (iii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder; (iv) the filing of the IIA Notice; (v) the filing of any notifications required pursuant to Antitrust Laws, and the expiration of the required waiting periods thereunder; (vi) the consents, approvals, authorizations and permits described on Schedule 4.05(b) of the

Company Disclosure Letter; and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of the Company to perform its obligations under this Agreement or the other Transaction Agreements.

(c) Without limiting the generality of sub-clauses (a) and (b) above, the Company Securityholder Allocations shall not require the publication of an Israeli prospectus under the Israeli Securities Law, 5728-1968.

Section 4.06 Compliance; Approvals. Each of the Group Companies has since the Reference Date complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Group Companies, taken as a whole or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of the Company to perform its obligations under this Agreement or the other Transaction Agreements. To the Knowledge of the Company, no notice of non-compliance with any applicable Legal Requirements has been received by any of the Group Companies since the Reference Date. Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted except for failures to possess such Approvals which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Group Companies, taken as a whole or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of the Company to perform its obligations under this Agreement or the other Transaction Agreements. Each Approval held by the Group Companies is valid, binding and in full force and effect in all material respects. None of the Group Companies (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval, or (ii) has received any notice in writing from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.07 Financial Statements.

(a) The Company has made available to SPAC true and complete copies of: (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows of the Group Companies for the fiscal years then ended (collectively, the “Audited Financial Statements”); and (ii) the unaudited consolidated balance sheets of the Group Companies as of December 31, 2021 and 2022, and the related consolidated statements of operations, shareholders’ deficit and cash flows of the Group Companies for the fiscal years then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements: (i) fairly present in all material respects the financial position of the Group Companies, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended; (ii) were prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject to audit adjustments that will not be material in amount or effect); (iii) were prepared from, and are in accordance with, the books and records of the Group Companies and (v) in the case of the Audited Financial Statements, were audited in accordance with the standards of the PCAOB.

(b) To the Knowledge of the Company, since the Reference Date, the Company has established and maintained a system of internal controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management’s authorizations, (ii) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management of the Company, (iii) that transactions are recorded as necessary to permit preparation of financial statements to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies and (v) that accounts, notes and other receivables and inventory are recorded accurately. The Company has not identified or been made aware of, and has not received from its independent auditors any notification of, any (x) “significant deficiency” in the internal controls over financial reporting of the Group Companies, (y) “material weakness” in the internal controls over financial reporting of the Group Companies or (z) fraud, whether or not material, that involves management or other employees of the Group Companies who have a role in the internal controls over financial reporting of the Group Companies.

(c) There are no outstanding loans or other extensions of credit made by the Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(d) None of the Group Companies is a party to, or has any commitment to become a party to any material off-balance sheet partnership or similar arrangement (including any Contract or agreement relating to any transaction or relationship between or among the Company and any of the Group Companies, on the one hand, and any unconsolidated affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e) None of the Group Companies has stopped paying for any material duration, its debts as they fall due.

Section 4.08 No Undisclosed Liabilities. The Group Companies have no material liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise), except: (a) liabilities provided for in, or otherwise disclosed or reflected in the most recent balance sheet included in the Financial Statements; (b) liabilities arising in the Ordinary Course of Business since the date of the most recent balance sheet included in the Financial Statements; (c) liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Transaction Agreements; and (d) obligations for future performance under any Contract to which any Group Company is party or bound (unrelated to any breach or violation thereof).

Section 4.09 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2022, each of the Group Companies has conducted its business in the Ordinary Course of Business and there has not been: (a) any Company Material Adverse Effect; or (b) any action taken or agreed upon by any of the Group Companies that would be prohibited by Section 7.01 if such action were taken on or after the date hereof without the consent of SPAC.

Section 4.10 Litigation. Except as disclosed on Schedule 4.10 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, there is not, and since the Reference Date there has not been: (a) any pending or, to the Knowledge of the Company, threatened Legal Proceeding against any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such; (b) any pending or, to the Knowledge of the Company, threatened audit, examination or investigation by any Governmental Entity against any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such; (c) any pending or threatened Legal Proceeding by any Group Company against any third party; (d) any settlement or similar agreement that imposes any material ongoing obligation or restriction on any Group Company; and (e) any Order imposed or, to the Knowledge of the Company, threatened to be imposed upon any Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such.

Section 4.11 Employee Benefit Plans. (a) Schedule 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Employee Benefit Plan, excluding any individual employment or consulting agreement or offer letter that either: (i) is terminable by the Company at will; or (ii) provides for notice and/or garden leave and/or severance obligations only as required by applicable Legal Requirements, in each case, so long as such agreement or offer letter does not provide for: (A) severance, notice, garden leave or any similar obligations beyond those required by applicable Legal Requirements; (B) transaction or retention bonuses or change in control payments; or (C) Tax gross-ups; provided, however that a form of any such excluded agreement or offer letter is required to be listed.

(b) With respect to each Employee Benefit Plan, the Company has provided a true, correct and complete copy of the following documents, to the extent applicable, including, in the case of any Employee Benefit Plan not set forth in writing, a written description thereof: (i) the current plan documents and any amendments thereto and any related trust documents, insurance contracts or other funding arrangements; (ii) for the most recent plan years: (A) the IRS Form 5500 and all schedules thereto; (B) audited financial statements; and (C) actuarial or other valuation reports; (iii) the most recent determination letter and/or opinion letter from the IRS or other applicable Tax Governmental Entities, as applicable; (iv) any other documents which are required to be filed with any regulatory authority together with all other tax clearances and approvals necessary to obtain favorable tax treatment for the Employee Benefit Plan; (v) any non-routine correspondence with any Governmental Entity regarding any Employee Benefits Plan during the past three (3) years; and (vi) the most recent summary plan descriptions.

(c) Each Employee Benefit Plan has, since the Reference Date, been established, maintained and administered in all material respects in accordance with its terms and with all applicable Legal Requirements. No non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA and Section 4975 of the Code has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan for which the Company has any material unsatisfied liability. No Group Company nor, to the Knowledge of the Company, any other Person has made any binding commitment to materially modify, change or terminate any Employee Benefit Plan after the date hereof, other than with respect to a modification, change or termination required by ERISA or the Code or this Agreement.

(d) Each Employee Benefit Plan intended to qualify under Section 401 of the Code does so qualify and nothing has occurred with respect to the operation of any of the Employee Benefit Plans that is intended to qualify under Section 401 of the Code that would reasonably be expected to cause the denial or loss of such qualification.

(e) No Group Company or any of their respective ERISA Affiliates has at any time in the past six (6) years sponsored or has in the past six (6) years been obligated to contribute to, or has any liability in respect of an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA). No Group Company, or any of their respective ERISA Affiliates, sponsors, maintains, contributes to or has any liability with respect to any: (i) “multiple employer plan” as defined in Section 413(c) of the Code; (ii) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; or (iii) “funded welfare plan” within the meaning of Section 419 of the Code.

(f) None of the Employee Benefit Plans provides for, and the Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(g) With respect to any Employee Benefit Plan no actions, suits, claims (other than routine claims for benefits in the Ordinary Course of Business), audits, proceedings or lawsuits are pending, or, to the Knowledge of the Company, threatened against any Employee Benefit Plan, the assets of any of the trusts under such plans or the plan sponsor or administrator, or against any fiduciary of any Employee Benefit Plan with respect to the operation thereof. No event has occurred, and to the Knowledge of the Company, no condition exists that would, by reason of the Company’s affiliation with any of its ERISA Affiliates, subject the Company to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Legal Requirements.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, officer, contractor or director of the Company or its subsidiaries under any Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, officer, contractor or director of the Company or its subsidiaries under any Employee Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, officer, contractor or director of the Company or its subsidiaries under any Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any Employee Benefit Plan.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(j) The Company maintains no obligations under any Employee Benefit Plan to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(k) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects. Each Company Option that has been granted to a U.S. taxpayer grantee, has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company common stock on the date of grant, as determined in accordance with Section 409A of the Code.

(l) Each Employee Benefit Plan subject to the Legal Requirements of any jurisdiction outside the United States (each, a “Foreign Plan”) is listed on Schedule 4.11(l) of the Company Disclosure Letter. With respect to each Foreign Plan: (i) such Foreign Plan has been operated in compliance with the terms of such Foreign Plan and the applicable Legal Requirement of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, and there are no pending investigations by any Governmental Entity involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan; (ii) all employer contributions to each such Foreign Plan required by applicable Legal Requirements or by the terms of such Foreign Plan have been made, or, if applicable, based on reasonable actuarial assumptions and accrued in accordance with U.S. GAAP; (iii) there are no unpaid amounts past due in respect of any such Foreign Plan in which any Group Company participates; (iv) each such Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory and administrative authorities and is approved by any applicable taxation authorities to the extent such approval is available; (v) to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (vi) each such Foreign Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements, in each of the foregoing cases except as would not be material to the Group Companies taken as a whole; (vii) no Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Financial Statements; and (viii) the consummation of the Transactions will not by itself create or otherwise result in any liability with respect to such Foreign Plan.

Section 4.12 Labor Matters. (a) Schedule 4.12(a) of the Company Disclosure Letter contains a complete and accurate list (redacted as required by applicable law) of the following information for each employee and independent contractor of the Group Companies, including each employee on leave of absence or layoff status: job title, department, work location, date of hire, status, actual scope of employment (i.e., full-time, part-time, or temporary), current overtime classification (i.e., exempt or non-exempt), contractual prior notice entitlement, salary and any other compensation and benefits payable, maintained or contributed by or with respect to which any potential liability is borne by the Group Companies (whether now or in the future) to each of the listed employees, including but not limited to the following entitlements: bonus, deferred compensation, commissions, overtime payment, vacation entitlement and accrued vacation, travel entitlement (e.g. travel pay, car, leased car arrangement and car maintenance payments), sick leave entitlement and accrual, shares and any other incentive payments, recuperation pay entitlement and accrual, pension arrangement and/or any other provident fund (including managers’ insurance and further education fund), their respective contribution rates and the salary basis for such contributions, whether the individual is party to either (x) a written employment agreement with the Company or any of its Subsidiaries that provides for other than at-will employment or (y) a written independent contractor agreement, with respect to Israeli-based employees whether such employee is subject to the Section 14 arrangement under the Israeli Severance Pay Law—1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, the legal source for such application, an indication of whether such arrangement has been applied to such person from the commencement date of his employment and on the basis of his entire salary), and whether the employee is on a Company-approved leave of absence (and if so, the category of leave, the date on which such leave commenced and the present date of expected return to work). Other than salary increases in the Ordinary Course of Business, performance-based bonuses or other bonus arrangements pursuant to any Group Company’s policies, all of which are detailed in Schedule 4.12(a) of the Company Disclosure Letter, the Group Companies have not made any binding commitments to any of their employees or former employees that are still in effect, whether in writing or not, with respect to any future changes or additions to their compensation or benefits, except as listed in Schedule 4.12(a) of the Company Disclosure Letter. Except as indicated in Schedule 4.12(a) of the Company Disclosure Letter, other than their salaries, the employees of the Group Companies are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions. Other than as set forth in Schedule 4.12(a) of the Company Disclosure Letter, the employment of each of the employees of the Group Companies is terminable, if not at will, then with no more than one month prior notice. To the Knowledge of the Company, none of the Group Companies currently employs, or has employed in the last seven years, any under aged worker.

(b) Except as disclosed on Schedule 4.12(b) of the Company Disclosure Letter, no Group Company is a party to or bound by any labor agreement, works council, collective bargaining agreement or other labor Contract applicable to current or former employees of any Group Company. No employees of the Group Companies are represented by any Company-recognized labor union, labor organization, or works council with respect to their employment with the Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal or Governmental Entity, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of the Company, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any Group Company or with respect to any employees of the Group Companies or, to the Knowledge of the Company, threatened by any labor organization, work council or group of employees. No collective bargaining agreement is currently being negotiated or required to be negotiated. None of the Group Companies is in breach of any of the collective bargaining agreements listed in Schedule 4.12(b) of the Company Disclosure Letter, and no event has occurred, and no circumstance or condition exists, that will, or could reasonably be expected to: (i) result in a violation or breach of any of the provisions of any such collective bargaining agreement; (ii) give any Person the right to accelerate the maturity or performance of any terms or obligations under such collective bargaining agreement or to otherwise require amendment of its terms; or (iii) give any Person the right to cancel or terminate any such collective bargaining agreement.

(c) Since the Reference Date, there have been no strikes, work stoppages or slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Company, threatened against or affecting the Group Companies involving any employee or former employee of, or other individual who provided services to, any Group Company. There are no charges, grievances or complaints against any Group Company, in each case related to any alleged unfair labor practice(s), pending or, to the Knowledge of the Company, threatened by or on behalf of any employee, former employee, or labor organization. There are no continuing obligations of the Group Companies pursuant to the resolution of any such Legal Proceeding that is no longer pending.

(d) None of the officers, key employees or group of employees of any Group Company (i) has given written notice of any intent to terminate his or her employment with the applicable Group Company and/or (ii) to the Knowledge of the Company, has received an offer which is still valid to join a business that is competitive with the business of the Group Companies. The Group Companies are in compliance and, to the Knowledge of the Company, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any Group Company and such individuals, in each case except as would not be material to the Group Companies taken as a whole. Except as disclosed on Schedule 4.12(d) of the Company Disclosure Letter, none of the Group Companies has a present intention to terminate, or has terminated within the last twelve (12) months, the employment of any officer or key employee. No employee of a Group Company has been granted the right to any compensation following termination of employment with such Group Company except as required by law.

(e) Each Group Company has complied and is in compliance in all material respects with all employee related notification, information, consultation, co-determination and bargaining obligations arising under any applicable collective bargaining agreement or law.

(f) Except for extension orders which generally apply to all employees in Israel, no extension orders apply to any employees of any Group Company. The Group Companies have been and are in compliance in all material respects with the terms of applicable extension orders with respect to all their employees.

(g) To the Knowledge of the Company, no written notice or written complaint has been received by any Group Company since the Reference Date asserting or alleging discriminatory conduct or harassment, including sexual harassment or sexual misconduct against any officer, director or key employee of any Group Company.

(h) Except as disclosed on Schedule 4.12(h) of the Company Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or Legal Proceedings against the Group Companies filed or pending or, to the Knowledge of the Company, threatened based on, arising out of, in connection with or otherwise relating to any employment Legal Requirement, labor matter or employment practice of any Group Company, and the Group Companies have not received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate an investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any Group Company. Each Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, wages and hours, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (the “WARN Act”), collective bargaining, immigration, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation, COVID-19 protocols, guidance and regulations, and the collection and payment of withholding and/or social security taxes and any similar Tax. Each Group Company has adopted reasonable policies and taken other reasonable steps to minimize potential workplace exposure in light of COVID-19.

(i) There has been no “mass layoff”, “plant closing” or other similar event under the WARN Act with respect to any Group Company since the Reference Date, and the transactions contemplated herein will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act. None of the Group Companies has implemented any layoffs or furloughs due to COVID-19.

(j) The Group Companies have since the Reference Date maintained an affirmative action plan in compliance with applicable Legal Requirements.

(k) No Group Company is liable for any arrears of wages or related penalties with respect thereto, except in each case as would not be material to the Group Companies taken as a whole. All amounts that the Group Companies are legally or contractually required to either (i) deduct from the employees’ salaries and/or to transfer to the employees’ pension, pension fund, pension insurance fund, managers’ insurance, severance fund, insurance and other funds for or in lieu of severance or provident fund, life insurance, incapacity insurance, continuing education fund or other similar funds or insurance; or (ii) withhold from their employees’ wages and/or benefits and pay to any Governmental Entity as required by applicable Legal Requirements, including the Israeli Tax Ordinance, have been duly deducted, transferred, withheld and paid, and the Group Companies’ liability towards their employees regarding salary, remuneration, benefit in kind, severance pay, accrued vacation, Section 14 Arrangements and contributions to all Employee Benefit Plans are fully funded or if not required by any source to be funded are accrued on the Financial Statements, except as has not had and would not reasonably be expected to result in a Company Material Adverse Effect.

(l) Each Person who has provided or is providing services to any Group Company in the United States or in any other country where the Group Company conducts business, and has been classified as an exempt employee, non-exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any Employee Benefit Plan. To the Knowledge of the Company, none of the Group Companies has any liability or obligation under any applicable Legal Requirement or Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, non-exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and to the Knowledge of the Company no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).

(m) The execution of this Agreement and the consummation of the Transactions contemplated by this Agreement will not result in any breach or other violation of any collective bargaining agreement, employment agreement, consulting agreement, or any other labor-related agreement to which the Group Companies are a party or bound. The Group Companies have satisfied in all material respects any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization, or works council, which is representing any employee of the Group Companies, in connection with the execution of this Agreement or the Transactions contemplated by this Agreement.

(n) All employees working in the United States are employed “at will.”

(o) To the Knowledge of the Company, all employees who perform services in the United States for any Group Company are either United States citizens or are otherwise legally authorized to work in the United States under the Immigration Reform and Control Act of 1986, as amended, and any applicable Legal Requirement relating to the employment of non-United States citizens. With respect to all employees performing services in the United States, the Group Companies are in compliance with, and since the Reference Date have complied with, all Legal Requirements with respect to work eligibility and have properly completed and maintained I-9 documentation for each employee. No Group Company has been the subject of an audit or investigation from the United States Department of Homeland Security, including the United States Immigration and Customs Enforcement or any predecessor thereto, or any other immigration-related enforcement proceeding, and since the Reference Date, no Group Company has received notice of any potential or actual violation of applicable immigration or I-9 Legal Requirements. The Group Companies have provided SPAC a list of all employees working in the United States on a visa or work permit and the date such visa or permit is set to expire.

(p) To the Knowledge of the Company, no activity of any employee of any Group Company has materially breached any employment contract, restrictive covenant, confidentiality agreement, patent disclosure agreement, or other contract between such employee and the Group Company.

Section 4.13 Real Property; Tangible Property.

(a) The Group Companies do not, and never have, owned any real property.

(b) Each Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases under which it is a lessee (the “Company Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any Company Leased Properties, including all material amendments, letter agreements, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect. The Company has made available to SPAC true, correct and complete copies of all Company Real Property Leases. No Group Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, other than such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The improvements, fixtures, building systems and equipment on the Company Leased Properties are in good condition and repair, subject to reasonable wear and tear. To the Knowledge of the Company, (X) there are no pending condemnation proceedings with respect to any of the Company Leased Properties, and (Y) the current use of the Company Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No Group Company has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any Group Company under any of the Company Real Property Leases and, to the Knowledge of the Company, no other party is in breach or default thereof, other than such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. As of the date of this Agreement, no party to any Company Real Property Lease has exercised any termination rights with respect thereto. Except as permitted after the occurrence of an event of default thereunder, no party to a Company Real Property Lease has the unilateral right to terminate any of the Company Real Property Leases prior to the end of its current term. Schedule 4.13(b) of the Company Disclosure Letter contains a true and correct list of all Company Real Property Leases. No Person other than the Group Companies has the right to use the Company Leased Properties.

(c) Each Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any Company Real Property Lease; and (iii) the Liens specifically identified on the Schedule 4.13(c) of the Company Disclosure Letter. The tangible assets (together with the Intellectual Property rights and contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are currently being used for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put.

Section 4.14 Taxes.

(a) All income and other material Tax Returns required to be filed by or on behalf of each Group Company have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by or on behalf of each Group Company (whether or not shown on any Tax Return) have been fully and timely paid to the appropriate Governmental Entity.

(b) Each of the Group Companies has complied in all material respects with all applicable Legal Requirements relating to the withholding or collecting and remittance of all material amounts of Taxes and withheld or collected and timely paid to the appropriate Governmental Entity all material amounts of Taxes required to have been withheld or collected and paid.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Knowledge of the Company, verbally) against any Group Company which has not been fully paid or resolved.

(d) No material Tax audit or other examination of or action, suit or proceeding with respect to any Group Company by any Governmental Entity is presently in progress, nor has any Group Company been notified in writing of any (nor to the Knowledge of the Company is there any) request or threat for such an audit or other examination or action, suit, or proceeding.

(e) Except as disclosed on Schedule 4.14(e) of the Company Disclosure Letter, there are no Liens for a material amount of Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) No Group Company: (i) has any material liability for the Taxes of another Person (other than any Group Company) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirements), as a transferee or a successor, by Contract (other than pursuant to commercial agreements entered into in the Ordinary Course of Business and the principal purpose of which is not related to Taxes) or otherwise pursuant to any applicable Legal Requirements; (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any such agreement the sole parties to which are the Group Companies and excluding commercial agreements entered into in the Ordinary Course of Business and the principal purposes of which is not related to Taxes); or (iii) is or has ever been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state, local, or non-U.S. income Tax purposes or included on any such Tax Return (excluding any such group or Tax Return solely including the Group Companies).

(g) No Group Company: (i) has consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(h) No Group Company has received written notice from a Governmental Entity that it (i) has, or has ever had, a permanent establishment (within the meaning of an applicable Tax treaty or applicable local law) in any country other than the country of its organization, or (ii) is, or has ever been, subject to income or capital gains Tax in a jurisdiction outside the country of its organization.

(i) Each Group Company is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by Legal Requirements to be so registered, and has complied in all material respects with all Legal Requirements relating to such Taxes.

(j) During the two (2) year period ending on the date of this Agreement, no Group Company was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to be governed in whole or in part by Section 355 of the Code.

(k) The Company is not and has not ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a “domestic corporation” under Section 7874(b) of the Code.

(l) Each of the Group Companies is, and has since its date of organization been, treated as a corporation for U.S. federal, state, and local income tax purposes.

(m) No Group Company has made an election (or deemed election) under Treasury Regulations Section 301.7701-3.

(n) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date (in each case where there is a reference to the Code or Treasury Regulations, including any corresponding or similar provision of state, local or non-U.S. Legal Requirements): (i) an installment sale or open transaction, (ii) a prepaid amount received or deferred revenue recognized outside the Ordinary Course of Business, (iii) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19, (iv) a change in or use of an improper accounting method, including pursuant to Section 481 of the Code, or (v) an election under Section 965(h) of the Code.

(o) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirements), private letter rulings (including any “taxation decision” (Hachlatat Misui) from the ITA), technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to a Group Company which agreement or ruling would be effective after the Closing Date (or, for the avoidance of doubt, that would require any Group Company to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date).

(p) No Group Company has elected, through action or inaction, to benefit from any payroll tax relief, including tax credits and tax deferrals, under the Families First Coronavirus Response Act or the CARES Act (including pursuant to Sections 2301 and 2302 of the CARES Act) or any similar legislation that addresses the financial impact of COVID-19 on employers.

(q) In the last five (5) years, no claim has been made in writing (nor to the Company’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that it is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(r) No Group Company is or has been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(s) Any Group Company required to be registered for purposes of Israeli value added tax is duly registered and has complied with all requirements concerning Israeli value added Tax (“VAT”). Each Group Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable, has collected and timely remitted to the relevant taxing authority all output VAT which it is required to collect and remit, to the extent required under any applicable law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable law. No non-Israeli Group Company is required to register in Israel for Israeli VAT purposes.

(t) (i) All Group Companies are in compliance with all conditions and requirements stipulated by any instruments of approval and tax rulings granted to it by any Israeli Governmental Entity, as well as with respect to tax benefits claimed or received by the Company, including with respect to any “Approved Enterprise,” “Benefited Enterprise,” “Preferred Enterprise,” “Preferred Technological Enterprise” or “Special Preferred Technological Enterprise” status or benefits (collectively, “Tax Incentive Program”) and by Israeli laws and regulations relating to its Tax Incentive Programs; (ii) all information supplied by any Group Company with respect to applications or notifications relating to its Tax Incentive Programs (including in connection with any application for a ruling with respect to any such Tax Incentive Programs) was true, correct and complete when supplied to the appropriate authorities; and (iii) no Group Company has received any written notice of any proceeding or investigation relating to revocation or modification or denial of any of its current or past Tax Incentive Programs with respect to such Group Company and/or any of its facilities or any such status or benefits, in each case of clauses (i)-(iii). Each Group Company has complied with all conditions and requirements to qualify for any applicable Tax holiday or other similar program or incentive under non-Israeli Legal Requirements for which it currently claims the benefit.

(u) No Group Company has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Israeli Tax Ordinance, a “reportable opinion” under Sections 131D of the Israeli Tax Ordinance, or a “reportable position” under Section 131E of the Israeli Tax Ordinance or any similar provision under any other local or non-Israeli Legal Requirements, and including with respect to VAT.

(v) Each Employee Benefit Plan that is intended to qualify as a capital gains route plan under Section 102 of the Israeli Tax Ordinance has received a favorable determination or approval letter from the ITA or is otherwise deemed approved by passage of time without objection by the ITA. All equity awards granted pursuant to such Employee Benefit Plan and all shares issued pursuant to such equity awards, including all Section 102 Shares and Section 102 Options, were and are currently in compliance with the applicable requirements of Section 102 of the Israeli Tax Ordinance and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the grant of Section 102 Options only following the lapse of the required 30-day period from the filing of the Employee Benefit Plan with the ITA, receipt of all required tax rulings, the receipt of the required written consents from the option holders, the appointment of an authorized trustee to hold the Company Options and Company Shares, and the due deposit of such Section 102 Options and Section 102 Shares with such trustee pursuant to the terms of Section 102, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012.

(w) No Group Company is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any tax ruling made with reference to the provisions of such Part E2 or otherwise.

(x) No Group Company has any outstanding material obligation in respect of escheat or unclaimed property obligations.

(y) Each Group Company is in compliance in all material respects with all applicable transfer pricing laws and regulations, and the prices for any property or services provided by or to any Group Company are arm’s length prices for purposes of all applicable Legal Requirements, including Treasury Regulations promulgated under Section 482 of the Code and Section 85A to the Israeli Tax Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006 and including to the extent required, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Group Companies.

Section 4.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole:

(a) The Group Companies are and have been since the Reference Date in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Action/Filings required under applicable Environmental Laws;

(b) (i) The Group Companies possess all permits, approvals, authorizations, consents, licenses or certificates required by all applicable Environmental Laws (collectively, “Environmental Permits”); (ii) all such Environmental Permits are valid and in full force and effect; and (iii) no Group Company is in default, and, to the Knowledge of Company, no condition exists that with notice or lapse of time or both would constitute a default, under such Environmental Permits;

(c) Neither the Company nor its Subsidiaries are party to any unresolved, pending or, to the Knowledge of the Company, threatened complaints, claims, actions, suits, investigations, inquiries, notices, judgments, decrees, injunctions, orders, requests for information or proceedings arising under or related to Environmental Laws. No conditions currently exist with respect to Owned Real Property or Company Leased Properties that would reasonably be expected to result in any of the Group Companies incurring liabilities or obligations under Environmental Laws;

(d) No portion of any property currently or formerly owned, used, leased, or operated by any Group Company has been used by any Group Company for the handling, manufacturing, processing, generation, storage or disposal of Hazardous Substances in a manner other than in compliance with applicable Environmental Law and associated Environmental Permits, and to the Knowledge of the

Company there are no Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or ambient air) in a manner or in quantities that would result in a violation of or give rise to a liability under Environmental Laws at any currently or formerly owned, used, leased or operated property or facility of any Group Company; and

(e) The Group Companies have made available to SPAC copies of all environmental assessments (including any phase I or II environmental assessments), studies, audits, analyses or reports relating to Company Leased Properties or the Group Companies and copies of all non-privileged documents relating to any outstanding liabilities of any of the Group Companies under Environmental Law (if any) to the extent such are in the possession, custody, or reasonable control of the Group Companies.

Section 4.16 Brokers. Except as set forth in Schedule 4.16 of the Company Disclosure Letter, the Group Companies have not incurred, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions.

Section 4.17 Intellectual Property. (a) Schedule 4.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all registered Intellectual Property constituting Owned Intellectual Property: (i) Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; (iv) registered Designs and pending applications for registration of Designs, and (v) Internet domain names (the Intellectual Property referred to in clauses (i) through (v), collectively, the “Company Registered Intellectual Property”); and (vi) material unregistered Owned Intellectual Property (other than trade secrets and other confidential information). All of the Owned Intellectual Property and material Licensed Intellectual Property that is exclusively licensed to a Group Company is subsisting and valid and enforceable in all material respects, excluding any Patents comprising Owned Intellectual Property, which, to Company’s Knowledge, are valid and enforceable in all material respects. All necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, Design, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining each item of the Company Registered Intellectual Property. Except as set forth in Schedule 4.17(a)(2) of the Company Disclosure Letter, there are no actions that must be taken or payments that must be made by any Group Company sixty (60) days following the Closing Date that, if not taken, will adversely affect the Company Registered Intellectual Property.

(b) Schedule 4.17(b) of the Company Disclosure Letter sets forth a complete and accurate list of all Licensed Intellectual Property that is material to the conduct of the operation of the businesses of the Group Companies, excluding non-exclusive licenses for non-customized, commercially available off-the-shelf software products having a one time or annual license fee payment of less than $100,000.

(c) Except as disclosed on Schedule 4.17(c) of the Company Disclosure Letter, (i) the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property and (ii) has a license, sublicense or otherwise possesses legally enforceable rights, to use all other Intellectual Property used in the conduct of the businesses of the Group Companies as presently conducted, free and clear of all Liens (other than Permitted Liens). The Owned Intellectual Property and the Licensed Intellectual Property when used within the scope of the applicable Inbound Licenses include all of the Intellectual Property necessary for each of the Group Companies to conduct its business as currently conducted.

(d) The Owned Intellectual Property and the conduct of the businesses of the Group Companies has not, in the past six (6) years, infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person in any material respect. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Owned Intellectual Property and no such claims have been made against any third party by any of the Group Companies.

(e) There is no action or litigation pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) against any of the Group Companies, and the Company has not received any notice from any Person pursuant to which any Person is: (i) alleging that the conduct of the business of any of the Group Companies is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party; or (ii) contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property (other than immaterial office actions before a relevant Intellectual Property office that may arise in the ordinary course of prosecution of pending applications of immaterial Company Registered Intellectual Property). None of the Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property, and none of the Company Registered Intellectual Property has been cancelled, abandoned, rejected, repudiated or otherwise terminated other than in the Ordinary Course of Business.

(f) Except as set forth on Schedule 4.17(f) of the Company Disclosure Letter, each of the past and present directors, officers, employees, consultants and independent contractors of any of the Group Companies who are or were engaged in creating or developing any Owned Intellectual Property has executed and delivered a written agreement, pursuant to which such Person has: (i) agreed to hold all trade secrets or other confidential or proprietary information of such Group Company (or of another Person and held by such Group Company) in confidence both during and after such Person’s employment or retention, as applicable; (ii) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby (unless such Intellectual Property is owned by a Group Company by operation of law); (iii) to the extent permissible by applicable law, agreed to waive all moral rights such Person may have in any work which such Person created or authored for such Group Company in the course of such Person’s employment or retention thereby; and (iv) with respect to employees located in Israel, agreed to waive any right to receive additional compensation, including royalties, which such Person may have in any invention that such Person invented for such Group Company in the course of such Person’s employment, except as would not be material to the Group Companies taken as a whole. To the Knowledge of the Company, no Person is in breach of any such agreement and there is no uncured breach by any such Person with respect to its obligation to assign Intellectual Property to a Group Company or to protect the Trade Secrets of such Group Company under any such agreement.

(g) There are no pending or, to the Knowledge of the Company, threatened, claims from current or former directors, employees or contractors of a Group Company in any jurisdiction for compensation or remuneration for inventions invented, copyright works created or any similar claim, including under Israeli Patents Law, 5727-1967.

(h) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all material Trade Secrets (including source code and algorithms for Group Company Software) included in the Owned Intellectual Property (or owned by another Person and held by such Group Company). Each of the Group Companies, as applicable, since the Reference Date, has complied in all material respects with contractual obligations with respect to the use, safeguarding, security, or processing of all material Intellectual Property. No Trade Secret that is material to the business of the Group Companies has been authorized to be disclosed, or, to the Knowledge of the Company, has been disclosed to any of the Group Companies’ past or present employees or any other Person, other than as subject to an agreement restricting the disclosure and use of such Trade Secret, and to the Knowledge of the Company, there is no breach by any employee or Person under any such agreement.

(i) Except as set forth in Schedule 4.17(i) of the Company Disclosure Letter, (i) no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any Owned Intellectual Property and (ii) no current or former employee, consultant or independent contractor of any of the Group Companies who contributed to the creation or development of any Owned Intellectual Property was performing services for or otherwise under restrictions resulting from his or her relations with any Governmental Entity or any university, college, research institute or other educational institution during a period of time during which such employee, consultant or independent contractor was also performing services for any of the Group Companies and no such Governmental Entity, university, college, research institute or other educational institution has any rights or may have claims to any rights in any of the Owned Intellectual Property.

(j) Schedule 4.17(j) of the Company Disclosure Letter sets forth a complete and accurate list of all Group Company Software. Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of the source code included in the Group Company Software. No source code for any Group Company Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or contractor of a Group Company subject to a binding, written agreement imposing on such Person reasonable and adequate confidentiality obligations to the Group Company with respect to such source code. No Group Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Group Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code for any Group Company Software to any other Person (other than Holdco or SPAC), including the execution, delivery or performance of this Agreement or any other Transaction Agreements or the consummation of any of the transactions contemplated hereby or thereby.

(k) The Company or one of its Subsidiaries owns, or has a valid right to access and use pursuant to a written agreement (which, for the avoidance of doubt, shall include standard click-through agreements), all computer systems, including the Software, firmware, hardware, servers, peripherals, networks, interfaces, platforms and related systems, data communication lines, databases, websites and other information technology and telecommunications equipment, in each case, owned, leased, licensed, or outsourced, or otherwise used or held for use by or for any Group Company to process, store, maintain and operate data, information and functions that are material to and used in connection with the businesses of the Group Companies (collectively, with the Group Company Software, the “Company IT Systems”). The Company IT Systems are sufficient for the operation of the businesses of the Group Companies as currently conducted. There have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company IT Systems that have caused any substantial disruption or interruption in or to the use of such Company IT Systems or the conduct of the business of the Group Companies. To the Knowledge of the Company, the Company IT Systems do not contain any viruses, worms, Trojan horses, bugs, malware, faults or other devices, errors, contaminants or code that could (i) disrupt or adversely affect the functionality of the Company IT Systems, or (ii) enable or assist any Person to access without authorization, any Company IT Systems, except for access disclosed in the documentation of such Company IT Systems. Except as set forth on Schedule 4.17(k) of the Company Disclosure Letter, the Group Companies maintain a technical description of any neural networks used in or with any proprietary AI/ML technologies that would enable skilled programmers to modify and debug such neural networks in the ordinary course.

(l) Except as set forth on Schedule 4.17(l) of the Company Disclosure Letter, none of the Group Companies have incorporated any Open Source Software into, or used any Open Source Software in connection with, or combined, developed, licensed, distributed in conjunction with, used or otherwise exploited Open Source Software in or with any Owned Intellectual Property (including any Group Company Software), in each case, in a manner that requires that the software incorporated into, derived from or distributed with such Open Source Software be (i) contributed, licensed, attributed or disclosed to any third party in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge, in each case of the foregoing clauses (i), (ii) and (iii), in such a way that grants or otherwise requires any of the Group Companies to (x) disclose, distribute, license, grant rights or otherwise provide to any third party any material Owned Intellectual Property, including the source code for any Group Company Software, or (y) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, distribute, license or enforce any Owned Intellectual Property or Group Company Software including any restriction on the consideration to be charged therefor (collectively, “Copyleft Terms”). The Group Companies are in compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the Group Companies, including notice and attribution obligations.

(m) The execution and delivery of this Agreement by the Group Companies and the consummation of the Transactions will not: (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, any agreement relating to any Owned Intellectual Property or Licensed Intellectual Property; (ii) result in or require the grant, assignment or transfer to any other Person (other than SPAC, Merger Sub or any of their respective Affiliates) of any license or other right or interest under, to or in any Owned Intellectual Property or any of the Intellectual Property of SPAC, Merger Sub or any of their respective Affiliates; or (iii) cause a loss or impairment of any Owned Intellectual Property or Licensed Intellectual Property.

Section 4.18 Privacy. (a) Each of the Group Companies and any Person acting for or on behalf of any of the Group Companies have, since the Reference Date, complied in all material respects with: (i) all applicable Privacy Laws; (ii) each Group Company’s applicable policies, records and notices regarding the processing of Personal Information; and (iii) each Group Company’s applicable contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information. None of the Group Companies have, since the Reference Date, (A) provided or received any written notice or claims related to any Personal Information or information security-related incident (including written notice from third parties acting on its or their behalves), nor have any of the Group Companies been charged with, a material violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information or (B) been subject to any threatened investigations, notices or requests from any Governmental Entity in relation to their data processing activities or an information security-related incident. None of the Group Companies is in material violation of its applicable privacy policies, rules or notices (including its own).

(b) Each of the Group Companies has (i) implemented policies and commercially reasonable security measures regarding the confidentiality, integrity and availability of the Company IT Systems which relate to Personal Information and the information thereon, and (ii) entered into written agreements with all third-party service providers, outsourcers, processors or other third parties who collect, use, process, store, disclose, transfer or otherwise handle Personal Information for or on behalf of the applicable Group Company that obligate such Persons to comply with applicable Privacy Laws and to take reasonably appropriate steps, including implementing commercially reasonable security measures, designed to protect and secure Personal Information, Intellectual Property or sensitive Personal Information from loss, theft, misuse or unauthorized access, use, modification or disclosure.

(c) Since the Reference Date, there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession, custody, or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies such that any Group Companies has provided or been legally or contractually was required to provide any notices to any Person in connection with a disclosure of Personal Information. Except as disclosed on Schedule 4.18(c)(i) of the Company Disclosure Letter, each of the Group Companies implemented reasonable back-up and disaster recovery arrangements for the continued operation of their Company IT Systems, including access to any Personal Information in its possession, custody, or control. Except as disclosed on Schedule 4.18(c)(ii) of the Company Disclosure Letter, each of the applicable Group Companies has resolved or remediated any material privacy or data security issues or vulnerabilities identified as of the date hereof. Since the Reference Date, none of the Group Companies nor any third party acting at the direction or authorization of the Group Companies has paid: (i) any perpetrator of any data breach incident or cyber-attack; or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third party.

(d) Except as set forth on Schedule 4.18(d) of the Company Disclosure Letter, the Group Companies have had since the Reference Date, and maintain privacy and security policies, procedures and safeguards that comply in all material respects with applicable requirements of the Health Insurance Portability and Accountability Act (HIPAA) and the Health Information Technology for Economic and Clinical Health (HITECH) Act (collectively, “Privacy and Security Policies and Procedures”). The Group Companies have provided to SPAC complete and accurate copies of all Privacy and Security Policies and Procedures. When applicable, each Group Company has a written and signed business associate agreement with each “business associate” (as defined in 45 C.F.R. § 160.103) of such Group Company, and has a written and signed business associate agreement with each “covered entity” (as defined in 45 C.F.R. § 160.103).

(e) The transfer of Personal Information in connection with the Transactions will not violate in any material respect the Group Companies’ applicable privacy policies or Privacy Laws.

Section 4.19 Governmental Grants.

(a) Schedule 4.19(a) of the Company Disclosure Letter contains a complete and accurate list of the following information for each Governmental Grant that is currently in effect with respect to a Group Company or pursuant to which the Group Companies currently has any outstanding obligations: (i) the total amount of the benefits approved for and received by the applicable Group Company under such Governmental Grant and the total amount of the benefits available for future use by any Group Company under such Governmental Grant; (ii) the time period in which any Group Company received, or will be entitled to receive, benefits under such Governmental Grant; (iii) the type of revenues based on which royalty or other payments are required to be made under such Governmental Grant; (iv) the total amount of any payments made by the Group Company prior to the date of this Agreement with respect to such Governmental Grant; and (v) the amounts owed under such Governmental Grants and any accrued interest or other financial liabilities connected thereto.

(b) Except as set forth on Schedule 4.19(b) of the Company Disclosure Letter, there are no pending applications for Governmental Grants by any Group Company. The Company has made available to the SPAC accurate and complete copies of (i) all certificates of approvals and letters of approval granted to the Group Companies by the European Commission, Investment Center, the Innovation Authority or by any other Governmental Entity in connection with a Governmental Grant, and any material undertakings of a Group Company in connection with any Governmental Grant; and (ii) any other material documents, including correspondence and applications, relating to any Governmental Grant. Except as set forth on Schedule 4.19(b) of the Company Disclosure Letter, and except for undertakings set forth in letters of approvals, or provided under any applicable law, there are no material undertakings of any Group Company given in connection with any Governmental Grant. Except as set forth on Schedule 4.19(b) of the Company Disclosure Letter, within the past three (3) years, the Group Companies are and have been in compliance, in all material respects, with the terms, conditions, requirements and criteria of any Governmental Grants (including any reporting requirements) and any applicable laws in connection thereto, and have duly fulfilled the material conditions, undertakings, reporting and other obligations relating thereto, except for any non-material non-compliance or non-fulfillment that would not result in any material liability or loss to the Group Companies. To the Knowledge of the Company, in any application in respect of a Governmental Grant submitted by or on behalf of a Group Company, the Group Companies disclosed all material information required by such application in an accurate and complete manner. No event has occurred, and no circumstance or condition exists, that could reasonably be expected to give rise to (A) the annulment, revocation, withdrawal, suspension, cancellation, recapture or material modification of any Governmental Grant or any material benefit available in connection with any Governmental Grant; (B) the imposition of any material limitation on any Governmental Grant or any material benefit available in connection with any Governmental Grant; (C) a requirement that a Group Company return or refund any material benefits provided under any Governmental Grant; or (D) an acceleration or increase of royalty payments obligation (including total royalty amount and royalty rate), or obligation to pay additional payments to any Governmental Entity other than prospective ongoing royalty payments, in each case, in a material amount.

(c) Except as set forth on Schedule 4.19(c) of the Company Disclosure Letter, since the Reference Date, none of the Group Companies has received any notice from any Governmental Entity regarding: (i) any actual or possible violation of or failure to comply with any material term or requirement of any Governmental Grant; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Governmental Grant. To the Knowledge of the Company, no Group Company has been or is under an audit outside the Ordinary Course of Business regarding any Governmental Grant and, since the Reference Date, there are no controversies or disputes with any such authority regarding any Governmental Grant, nor have there been any such controversies or disputes.

(d) To the Knowledge of the Company, the execution of this Agreement and the consummation of the Transactions (i) will not materially affect the ability of any Group Company to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive; and (ii) will not materially result in (A) the failure of any Group Company to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant or any applicable laws, regulations, ordinances or guidelines; or (B) any claim by any Governmental Entity or other person that a Group Company is required to return or refund, or that any Governmental Entity is entitled to recapture, any benefit provided under any Governmental Grant or that any Group Company is required to pay any amount to any Governmental Entity or other person due to this Agreement and the Transactions.

(e) Except as disclosed on Schedule 4.19(e) of the Company Disclosure Letter, none of the Group Companies has developed any Intellectual Property to which any Group Company has any rights, through the application of any financing made available by any Governmental Grant through the assistance or use of the facilities of a university, college, other educational institution, research center, hospitals, medical centers or other similar institutions.

Section 4.20 Material Agreements, Contracts and Commitments. (a) Schedule 4.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean:

(i) any Contract or purchase commitment reasonably expected to result in future payments to or by any Group Company in excess of $250,000 per annum other than Employee Benefit Plans;

(ii) any Contract with the top 10 customers of the Group Companies (the “Material Customers”) and top 10 suppliers and distributors of the Group Companies (the “Material Suppliers”) as determined by revenue and dollar volume of payments, respectively, in each case during the 12-month period prior to the date of this Agreement;

(iii) any Contract entered into with Governmental Entities;

(iv) any Contract that purports to limit (A) the localities in which the Group Companies’ businesses are conducted, (B) any Group Company from engaging in any line of business, or (C) any Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Group Companies from soliciting customers or employees;

(v) any Contract that imposes obligations on any of the Group Companies to provide “most favored nation” pricing to any of its customers, or that contains any “take or pay”, exclusivity or minimum requirements with any of its suppliers, right of first refusal or other similar provisions with respect to any transaction engaged in by any of the Group Companies;

(vi) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any of the Group Companies;

(vii) any Contract for or relating to any borrowing of money by or from the Company;

(viii) any employment, consulting (with respect to an individual, independent contractor) or management Contract providing for annual base compensation in excess of $150,000 which is not terminable at will by the Group Companies upon thirty (30) days’ or less notice and without penalty;

(ix) any Contract (other than those made in the Ordinary Course of Business): (A) providing for the grant of any preferential rights to purchase or lease any asset of the Company; or (B) providing for any right (exclusive or non-exclusive) to sell or distribute any product or service of any of the Group Companies;

(x) any Contracts relating to the sale of any of the business, properties or assets of any Group Company or the acquisition by any Group Company of any operating business, properties or assets, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $250,000 (other than Contracts for the purchase of inventory or supplies or sales of products entered into in the Ordinary Course of Business);

(xi) any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(xii) any Contract for the use by any of the Group Companies of any tangible property where the annual lease payments are greater than $150,000;

(xiii) any Contract under which any of the Group Companies: (A) is granted a license, immunity or other right in or to any Intellectual Property from any third party (“Inbound License”); (B) grants a license, immunity or other right in or to any Intellectual Property to any third party; or (C) is developing or has developed any material Intellectual Property, itself or through a third party; provided, however, that none of the following shall be required to be listed on Schedule 4.20(a) but shall be deemed to be listed on such schedules for purposes of Section 4.20(b) if they otherwise qualify: (x) non-exclusive licenses granted to suppliers or vendors engaged to supply products or provide services to such Group Company or to distributors or customers, (y) non-exclusive licenses granted to distributors or customers of such Group Company and granted in the Ordinary Course of Business, (z) non-exclusive licenses for non-customized, commercially available off-the-shelf software products having a one time or annual license fee payment of less than $100,000, and (xx) employee or contractor agreements on such Group Company’s standard form agreements;

(xiv) each Contract with any academic institution, research center or Governmental Entity that provides for the provision of funding to the Company for research and development or similar activities involving the creation of any material Intellectual Property or other assets; and

(xv) any written offer, commitment or proposal which, if accepted, would constitute any of the foregoing.

(b) Each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company party thereto and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of or in material default under, and no event has occurred which with notice or lapse of time or both would become a material breach of or material default under, any Company Material Contract, and no party to any Company Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all Company Material Contracts have been made available to SPAC.

Section 4.21 Insurance. Each of the Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”) covering all material insurable risks in respect of its business and assets, and the Insurance Policies are in full force and effect. To the Knowledge of the Company, the coverages provided by such Insurance Policies are usual and customary in amount and scope for the Group Companies’ business and operations as concurrently conducted, and sufficient in all material respects to comply with any insurance required to be maintained by Company Material Contracts. No written notice of cancellation or termination has been received by any Group Company with respect to any of the effective Insurance Policies. There is no pending material claim by any Group Company against any insurance carrier under any of the existing Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 4.22 Interested Party Transactions.

(a) Except as disclosed on Schedule 4.22 of the Company Disclosure Letter, the employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the Ordinary Course of Business, no officer, director, employee, manager or holder of equity or derivative securities of the Group Companies (each an “Insider”) or any member of an Insider’s immediate family, has, directly or indirectly: (a) to the Knowledge of the Company, an economic interest in any person that furnishes or sells services or products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) to the Knowledge of the Company, an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) to the Knowledge of the Company, a beneficial interest in any Contract disclosed in Schedule 4.20(a) of the Company Disclosure Letter; or (d) any contractual or other arrangement with the Company or any Company Subsidiary (including any “preferred pricing” or similar benefit enjoyed by the Company or any Company Subsidiary as a result of any such affiliation), other than customary indemnity arrangements (each, a “Company Interested Party Transaction”); provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.22.

(b) Neither the Company nor any Company Subsidiary has, since the Reference Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or any Company Subsidiary, or (ii) materially modified any term of any such extension or maintenance of credit. There are no Contracts between the Company or any Company Subsidiary and any family member of any Insider of the Company or any Company Subsidiary.

Section 4.23 Information Supplied. The information relating to Group Companies supplied or to be supplied by or on behalf of Company for inclusion or incorporation by reference (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form registration or other filing made with any Governmental Entity or stock exchange with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, will not, on the date of filing thereof or, with respect to the Proxy Statement, the date that it is first mailed to the SPAC Shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading in light of the circumstances under which such statement is made. The Registration Statement will comply in all material respects as to form with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any press release when distributed will contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they such statement is made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Company with respect to the information that has been or will be supplied by SPAC or any of its Representatives expressly for inclusion in the Registration Statement.

Section 4.24 Anti-Bribery; Anti-Corruption. (a) None of the Group Companies or any of the Group Companies’ respective directors, officers, employees, any holders of its equity securities or rights to purchase its equity securities (acting in such capacity), Affiliates, or to the Knowledge of any of the Group Companies, any other Persons acting on their behalf, at their direction or for their benefit has, in connection with the operation of the business of the Group Companies, directly or indirectly: (a) made, authorized, offered or promised to make or offer any payment, loan, gift or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Person, government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; (f) used funds or other assets, or made any promise of undertaking in such regard, for establishment or maintenance of a secret, unrecorded or improperly recorded fund; or (g) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., the United Kingdom Bribery Act 2010, Chapter 9 of Part B of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law, 2000 or any other applicable anti-corruption or anti-bribery Legal Requirements (the “Anti-Corruption Laws”). None of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, employees, Affiliates or any other Persons acting on their behalf, at their direction or for their benefit, (i) is or has been the subject of an unresolved claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law.

(b) The Group Companies’ business has been conducted in compliance with all material Anti-Corruption Laws to which it is subject.

Section 4.25 International Trade; Sanctions. (a) In the last three (3) years, the Group Companies’ respective directors, officers, employees, Affiliates and, to the Knowledge of the Company, any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies, and in each case in all material respect: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, deemed export, import, re-export, deemed re-export or transfer of goods, services, software and technology required for the operation of the respective businesses of the Group Companies, including the Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of the Company, threatened claims, investigations or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws. Except as set forth on Schedule 4.25 of the Company Disclosure Letter, the Group Companies have in place adequate controls, and systems reasonably designed to ensure compliance with applicable Customs & International Trade Laws in each of the jurisdictions in which the Group Companies or any of their respective Affiliates is incorporated or does business.

(b) None of the Group Companies or any of the Group Companies’ respective directors, officers, employees, Affiliates or, to the Knowledge of the Company, any other Persons acting on their behalf is or has been in the last three (3) years, a Sanctioned Person. In the last three (3) years, the Group Companies and the Group Companies’ respective directors, officers, employees, Affiliates or, to the Knowledge of the Company, any other Persons acting on their behalf have, in connection with the operation of the business of the Group Companies, have been in compliance with any Sanctions to the extent applicable. In the last three (3) years, (i) no Governmental Entity has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or any of their respective directors, officers, employees, Affiliates, or, to the Knowledge of the Company, any other Persons acting on their behalf in connection with any actual or alleged violation of any Sanctions, (ii) there have been no actual or threatened claims, investigations or requests for information by a Governmental Entity received by a Group Company with respect to the Group Companies’ or any of their respective Affiliates’ compliance with Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with Sanctions. The Group Companies have in place adequate controls and systems reasonably designed to ensure compliance with Sanctions in each of the jurisdictions in which the Group Companies or any of their respective Affiliates is incorporated or does business.

(c) No Group Company is, or is required to be, registered with the Israeli Ministry of Defense as a defense exporter, nor are any export licenses required from the Israeli Ministry of Defense or Ministry of Economy of Industry under the Customs & International Trade Laws in order to conduct the business. The business of the Group Companies does not involve engagement in, including the use, development, or export of, encryption technology, or other technology whose engagement is restricted under Israeli law, and the business of the Group Companies does not require any Group Company to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Israeli Control of Products and Services Order (Engagement in Encryption), 1974 or Control of Products and Services Declaration (Engagement in Encryption), 1998.

Section 4.26 Customers and Suppliers. Since the Reference Date, no Group Company has received any written or, to the Knowledge of the Company, oral notice that any Group Company is in breach of or default under any Contract with any Material Customer or Material Supplier in any material respect or that any such Material Customer or Material Supplier intends to cease doing business with any Group Company or materially decrease the volume of business that it is presently conducting with any Group Company.

Section 4.27 Product Liabilities and Recalls. Since the Reference Date: (a) each Company Product has been manufactured or sold in conformity with all contractual commitments and all standard warranties, in each case, in all material respects; (b) the Group Companies have not incurred any material obligations for replacement or repair of any of their products or service offerings or other damages in connection therewith; (c) there are no existing or, to the Knowledge of the Company, threatened, product warranty, product liability or product recall or similar claims involving any of the Company Products; (d) there have been no product recalls of any Company Product; and (e) the Group Companies have not been denied product liability insurance coverage by a third-party insurance provider.

Section 4.28 Leakage. Since December 31, 2022, there has been no Leakage.

Section 4.29 Regulatory Matters.

(a) The Company Products are, and since the Reference Date have been, in compliance in all material respects with applicable Legal Requirements, including all applicable Device Regulatory Laws administered, issued or enforced by the FDA or any other Governmental Entity having regulatory authority or jurisdiction over the Company Products or a Group Company. Each Group Company is in compliance in all material respects with applicable Legal Requirements, including Legal Requirements administered, issued or enforced by the FDA or any other Governmental Entity, relating to the sourcing and procurement or the import of raw materials for the Company Products and the methods and materials used in, and the facilities and controls used for, the design, manufacture, processing, packaging, labeling, storage, distribution and export of the Company Products and since the Reference Date, all such raw materials and all Company Products have been sourced, procured, processed, manufactured, packaged, labeled, stored, handled and distributed by a Group Company in compliance in all material respects with applicable Legal Requirements, including Legal Requirements administered, issued or enforced by the FDA or any other Governmental Entity. Without limiting the generality of the foregoing, each Group Company is, and since the Reference Date, has been, in compliance in all material respects with all applicable Device Regulatory Laws, including Legal Requirements regarding developing, testing, manufacturing, marketing, distributing or promoting the Company Products, complaint handling, adverse event reporting or the submission of medical device reports regarding the Company Products, and is, and since the Reference Date, has been, in compliance in all material respects with all applicable Legal Requirements administered or issued by any other Governmental Entity in relation to the Company Products.

(b) To the Knowledge of the Company, all preclinical and clinical investigations sponsored by or on behalf of a Group Company with respect to any Company Product are being, and since the Reference Date have been, conducted in compliance in all material respects with applicable Legal Requirements, including good clinical practices requirements as adopted by the FDA, and federal and state Legal Requirements restricting the use and disclosure of individually identifiable health information. No Group Company has received any notices or other correspondence from the FDA or any other applicable Governmental Entity performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests.

(c) No action has been taken by any Governmental Entity or, to the Knowledge of the Company, is in the process of being taken that would slow, halt or enjoin the manufacturing of the Company Products or the operation of the business of a Group Company or subject the manufacturing of the Company Products or a member of the Company to regulatory enforcement action.

(d) Since the Reference Date, all Group Companies have maintained records relating to the development, manufacture, testing, storage, handling, labeling, packaging, sale, marketing, promotion, distribution, import or export of the Company Products in material compliance with applicable Legal Requirements, specifically all applicable Device Regulatory Laws. Each Group Company and, to the Knowledge of the Company, each of their respective contractors and agents have submitted to FDA, Notified Bodies and all other applicable regulatory authorities, institutional review boards, or accreditation bodies, all required supplemental applications, 510(k) premarket notifications, notices, filings and annual or other reports and information, including adverse event reports and product deviation reports, related to the development, manufacture, testing, storage, handling, labeling, packaging, sale, marketing, promotion, distribution, import or export of the Company Products. Each Group Company has made all required filings with, or notifications to, the FDA, all Notified Bodies and all other applicable regulatory authorities pursuant to applicable requirements of all Legal Requirements applicable to the Group Companies.

(e) Except as disclosed on Schedule 4.29(e) of the Company Disclosure Letter, no Group Company officer, employee, or, to the Knowledge of the Company, contractor or agent of a Group Company is the subject of any pending Legal Proceeding or, to the Knowledge of the Company, any ongoing investigation or inquiry or has received any notice of any actual investigation, inquiry, for cause inspection or audit or other Legal Proceeding by FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) or by any other similar Governmental Entity pursuant to any similar policy, or concerning allegations of a violation by a member of a Group Company or any officers, employees, contractors or agents of a Group Company of any Device Regulatory Laws, nor, to the Knowledge of the Company, has a member of a Group Company or, any officer, employee, or contractor or agent of a member of a Group Company committed any act, or made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or other similar Governmental Entity to invoke a similar policy. Except as disclosed on Schedule 4.29(e) of the Company Disclosure Letter, to the Knowledge of the Company, no Group Company or any officer, employee, or any contractor or agent of a member of a Group Company has knowingly made any false statements on, or omissions from, in any material respects, any notifications, applications, approvals, reports and other submissions to a Governmental Entity relating to any Company Product or has voluntarily disclosed any violations of Legal Requirements related to any Company Product.

(f) No Group Company has been or is currently engaged in any conduct that would reasonably be expected to lead to being suspended, disqualified, debarred, convicted or excluded from participating in, or bidding on contracts with, any Governmental Entity or private third party health care program, pursuant to the Department of Health and Human Services Office of Inspector General’s exclusion authority under 42 U.S.C. § 1320a-7(a), as implemented at 42 C.F.R. §§ 1001.101, 1001.201 or FDA’s suspension and debarment authority under 21 U.S.C. § 335a, and, to the Knowledge of the Company, no such suspension, disqualification, debarment or exclusion has been initiated or threatened in writing.

(g) Since the Reference Date, no Group Company has promoted, marketed or sold Company Products for any uses other than the uses cleared or approved by the FDA or other Governmental Entity.

(h) As of the date of this Agreement (and, with respect to the foregoing (i) only, as of the Closing), neither (i) the aggregate annual net sales of the Group Companies nor (ii) the aggregate total assets of the Group Companies exceeds, in each case, the current threshold of $22.3 million under Section 18a(a)(2)(B)(ii) of the HSR Act.

Section 4.30 Holdco and Assetco.

(a) Each of Holdco and Assetco is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization. Each of Holdco and Assetco has the requisite corporate or limited liability power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of Holdco and Assetco to perform their obligations under this Agreement or the Transaction Agreements. Neither Holdco nor Assetco is in violation of any of the provisions of their respective Governing Documents. Each of Holdco and Assetco is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of Holdco and Assetco to perform their obligations under this Agreement or the Transaction Agreements.

(b) Holdco has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person other than Assetco. Neither Holdco nor Assetco has any assets or properties of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Holdco and Assetco are entities that have been formed solely for the purpose of engaging in the Transactions.

(c) All outstanding shares of capital stock of Assetco are owned by Holdco, free and clear of all Liens (other than Permitted Liens).

(d) Each of Holdco and Assetco has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by Holdco and Assetco of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Holdco and Assetco of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate action on the part of each of Holdco and Assetco, and no other proceedings on the part of Holdco or Assetco (or any of their equityholders) are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the Transactions. This Agreement and the other Transaction Agreements to which each of them is a party have been duly and validly executed and delivered by Holdco and Assetco and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Holdco and Assetco (as applicable), enforceable against Holdco and Assetco (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(e) Assetco has validly elected to be treated as an entity disregarded as separate from its owner under Treasury Regulations Section 301.7701-3, effective as of the date of its organization and has not made any other election (or deemed election) to change its classification under Treasury Regulations Section 301.7701-3.

(f) Holdco is, and has since its date of organization been, treated as a corporation for U.S. federal income tax purposes.

Section 4.31 Disclaimer of Other Warranties. EACH OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO AND ASSETCO HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, NEITHER SPAC, MERGER SUB NOR ANY OF THEIR AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO, ASSETCO ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO SPAC OR MERGER SUB, OR THE BUSINESS, ASSETS OR PROPERTIES OF SPAC OR MERGER SUB, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, EACH OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO, AND ASSETCO HEREBY ACKNOWLEDGES THAT: (A) NEITHER SPAC NOR MERGER SUB NOR ANY OF THEIR AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY SUCH PERSON IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS; AND (B) OTHER THAN AS EXPRESSLY MADE BY SUCH PERSON IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. NEITHER SPAC, MERGER SUB NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO, ASSETCO, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE COMPANY, HOLDCO OR ASSETCO OR THEIR RESPECTIVE REPRESENTATIVES BY OR ON BEHALF OF SPAC OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION

MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO SPAC, MERGER SUB, OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF SPAC OR MERGER SUB. NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO OR ASSETCO HAS RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. EACH OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO AND ASSETCO HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SPAC AND MERGER SUB, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF SPAC AND MERGER SUB, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO AND ASSETCO HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.31, CLAIMS AGAINST SPAC OR MERGER SUB OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB

Except: (i) as set forth in the letter dated as of the date of this Agreement and delivered by SPAC to the Company on or prior to the date of this Agreement (the “SPAC Disclosure Letter”); and (ii) as disclosed in the SPAC SEC Reports filed or furnished with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, SPAC represents and warrants to the Company, Holdco and Assetco as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) as follows:

Section 5.01 Organization and Qualification. (a) SPAC is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.

(b) SPAC has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to SPAC.

(c) SPAC is not in violation of any of the provisions of its Governing Documents in any material respect.

(d) SPAC is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the SPAC.

Section 5.02 Capitalization. (a) As of the date of this Agreement: (i) 1,000,000 preference shares, par value $0.0001 per share, of SPAC (the “SPAC Preferred Shares”) are authorized, and no such shares are issued and outstanding; (ii) 500,000,000 Class A ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class A Shares”) are authorized and 12,491,949 shares are issued and outstanding; (iii) 50,000,000 Class B ordinary shares, par value $0.0001 per share, of SPAC (together with the SPAC Preferred Shares and the SPAC Class A Shares, the “SPAC Shares”) are authorized and none are issued and outstanding; (iv) 580,000 Private Placement Warrants are outstanding; and (v) 12,650,000 Public Warrants (collectively with the Private Placement Warrants, the “SPAC Warrants”) are outstanding. All outstanding SPAC Class A Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. The SPAC Warrants have been validly issued, and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(b) Except for the SPAC Warrants, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, stock-based or share-based performance units, commitments or Contracts of any kind to which SPAC is a party or by which it is bound obligating SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional SPAC Shares any other share capital or shares of capital stock or other interest or participation in, or any security convertible or exercisable for or exchangeable into, SPAC Shares or any other share capital or shares of capital stock or other interest or participation in SPAC. Other than Merger Sub, SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated.

(c) Except as set forth in SPAC’s Governing Documents or the Original Registration Rights Agreement or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

Section 5.03 Authority Relative to this Agreement. SPAC has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each Transaction Agreement that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by SPAC of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate action on the part of SPAC, and no other proceedings on the part of SPAC are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the Transactions, other than approval of the SPAC Shareholder Matters. This Agreement and the other Transaction Agreements to which SPAC is a party have been duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of SPAC enforceable against SPAC in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

Section 5.04 No Conflict; Required Filings and Consents. (a) Subject to the approval by the SPAC Shareholders of the SPAC Shareholder Matters, neither the execution, delivery nor performance by SPAC of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, shall: (i) conflict with or violate its Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.04(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; or (iii)

result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair its rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of SPAC pursuant to, any Contracts, except, with respect to clause (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the SPAC.

(b) The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the SPAC Plan of Merger; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and the rules of Nasdaq; (iii) for the filings required pursuant to Antitrust Laws and the expiration of the required waiting periods thereunder; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the SPAC.

(c) Without limiting the generality of sub-clauses (a) and (b) above, the issuance of the SPAC Merger Consideration in accordance with Section 3.01(b) to holders of SPAC Shares immediately prior to the SPAC Effective Time shall not require the publication of an Israeli prospectus under the Israeli Securities Law, 5728-1968.

Section 5.05 Compliance; Approvals. Since its incorporation or organization, as applicable, SPAC has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of SPAC, no investigation or review by any Governmental Entity with respect to SPAC has been pending or threatened. No notice of non-compliance with any applicable Legal Requirements has been received by SPAC. SPAC is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to SPAC. Each Approval held by SPAC is valid, binding and in full force and effect in all material respects. SPAC: (a) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval; or (b) has not received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to be material to SPAC.

Section 5.06 SPAC SEC Reports and Financial Statements(a) . (a) SPAC has timely filed all forms, reports, schedules, statements and other documents required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional SPAC SEC Reports”). All SPAC SEC Reports, Additional SPAC SEC Reports, any correspondence from or to the SEC and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are or will be available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. The SPAC

SEC Reports were, and the Additional SPAC SEC Reports will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports did not, and the Additional SPAC SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct in all material respects. SPAC maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. The financial statements and notes of SPAC contained or incorporated by reference in the SPAC SEC Reports fairly present, and the financial statements and notes of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with: (i) U.S. GAAP (applied on a consistent basis); (ii) the books and records of SPAC; (iii) in the case of any audited statements, the standards of the PCAOB; and (iv) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Other than as disclosed in the SPAC SEC Reports, SPAC is not a party to, or has any commitment to become a party to any material off-balance sheet partnership or similar arrangement (including any Contract or agreement relating to any transaction or relationship between or among SPAC and Merger Sub, on the one hand, and any unconsolidated affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(b) SPAC has established and maintained a system of internal controls. Such internal controls are designed to provide reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations, (ii) that transactions, receipts and expenditures of SPAC are being executed and made only in accordance with appropriate authorizations of management of SPAC, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of SPAC and (v) that accounts, notes and other receivables and inventory are recorded accurately. SPAC has not identified or been made aware of, and has not received from its independent auditors any notification of, any (x) “significant deficiency” in the internal controls over financial reporting of SPAC, (y) “material weakness” in the internal controls over financial reporting of SPAC or (z) fraud, whether or not material, that involves management or other employees of SPAC who have a role in the internal controls over financial reporting of SPAC.

(c) SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(d) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC.

(e) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the Knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.07 Absence of Certain Changes or Events. Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since its incorporation there has not been: (a) any SPAC Material Adverse Effect; (b) any revaluation by SPAC of any of its assets, including any sale of assets of SPAC other than in the ordinary course of business; or (c) any action taken or agreed upon by SPAC that would be prohibited by Section 6.02 if such action were taken on or after the date hereof without the consent of the Company.

Section 5.08 Litigation. Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, there is not, and since the date of SPAC’s incorporation, there has not been: (a) any pending or, to the Knowledge of SPAC, threatened Legal Proceeding against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such; (b) any pending or, to the Knowledge of SPAC, threatened audit, examination or investigation by any Governmental Entity against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such (c) any pending or threatened Legal Proceeding by SPAC against any third party; (d) any settlement or similar agreement that imposes any material ongoing obligation or restriction on SPAC; or (e) any Order imposed or, to the Knowledge of SPAC, threatened to be imposed upon SPAC or any of its respective properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such.

Section 5.09 Business Activities. Since its incorporation, SPAC has not conducted any business activities other than activities: (a) As of the date of this Agreement, in connection with its organization; (b) in connection with its initial public offering; and (c) directed toward the accomplishment of a business combination. Except as set forth in the Governing Documents of SPAC, there is no Contract or Order binding upon SPAC or to which it is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

Section 5.10 SPAC Listing. The SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “LGVCU.” The SPAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “LGVC.” The Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “LGVCW.” There is no action or proceeding pending or, to the Knowledge of SPAC, threatened in writing against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, the shares of SPAC Class A Shares or the Public Warrants or to terminate the listing of SPAC on Nasdaq. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Shares or the Public Warrants under the Exchange Act.

Section 5.11 Trust Account. (a) There is at least $31,000,000 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of November 10, 2021, by and between SPAC and the Exchange Agent for the benefit of its public shareholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act or in bank deposit accounts.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of SPAC with respect to the Exchange Agent, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC or the Exchange Agent. There are no separate Contracts or side letters: (i) between SPAC and the Exchange Agent that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of SPAC, that would entitle any Person (other than shareholders of SPAC holding SPAC Shares sold in SPAC’s initial public offering who shall have elected to redeem their shares of SPAC Shares pursuant to SPAC’s Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem SPAC Shares in accordance with the provisions of SPAC’s Governing Documents. There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened in writing with respect to the Trust Account.

Section 5.12 Taxes. (a) All income and other material Tax Returns required to be filed by or on behalf of SPAC, or with respect to its income, assets, or operations, have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by or on behalf of SPAC (whether or not shown on any Tax Return) have been fully and timely paid to the appropriate Governmental Entity.

(b) SPAC has complied in all material respects with all applicable Legal Requirements relating to the withholding or collecting and remittance of all material amounts of Taxes and withheld or collected and timely paid to the appropriate Governmental Entity all material amounts of Taxes required to have been withheld or collected and paid.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Knowledge of SPAC, verbally) against SPAC which has not been fully paid or resolved.

(d) No material Tax audit or other examination of or action, suit or proceeding with respect to SPAC by any Governmental Entity is presently in progress, nor has SPAC been notified in writing of any (nor to the Knowledge of SPAC is there any) request or threat for such an audit or other examination or action, suit, or proceeding.

(e) There are no liens for Taxes (other than Permitted Liens) upon any of the assets of SPAC.

(f) SPAC (i) does not have any liability for the Taxes of another Person as a transferee or a successor, by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes) or otherwise; and (ii) is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes).

(g) SPAC (i) has not consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; and (ii) has not entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(h) SPAC has not received written notice from a Governmental Entity that it (i) has, or has ever had, permanent establishment (within the meaning of an applicable Tax treaty or applicable local law) in any country other than the country of its organization, or (ii) is, or has ever been, subject to income or capital gains Tax in a jurisdiction outside the country of its organization.

(i) During the two (2) year period ending on the date of this Agreement, SPAC was not a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to be governed in whole or in part by Section 355 of the Code.

(j) SPAC is not and has not been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code and is not treated as a “domestic corporation” under Section 7874(b) of the Code.

(k) SPAC is, and has since its date of organization been, treated as a corporation for U.S. federal, state, and local income tax purposes.

(l) In the last five (5) years, no claim has been made in writing (nor to the Knowledge of SPAC has any claim been made) by any Governmental Entity in a jurisdiction in which SPAC does not file Tax Returns that it is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

Section 5.13 Information Supplied. The information relating to SPAC supplied or to be supplied by or on behalf of SPAC for inclusion or incorporation by reference (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form registration or other filing made with any Governmental Entity or stock exchange with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, will not, on the date of filing thereof or the date it is first mailed to SPAC shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading in light of the circumstances under which such statement is made. The Registration Statement, including the Proxy Statement, will comply in all material respects as to form with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. None of the information supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference in any press release when distributed will contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they such statement is made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information that has been or will be supplied by the Company or any of its Representatives for inclusion in the Proxy Statement and the Registration Statement.

Section 5.14 Employees; Benefit Plans. Other than any former officers or as described in the SPAC SEC Reports, SPAC has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied liability with respect to any employee. SPAC does not currently and has never maintained or had any liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of SPAC; or (b) result in the acceleration of the time of payment or vesting of any such benefits.

Section 5.15 Compliance with International Trade & Anti-Corruption Laws.

(a) Since SPAC’s incorporation, neither SPAC nor, to the Knowledge of SPAC, any of their Representatives, or any other Persons acting for or on behalf of SPAC, is or has been, (i) a Person named on any sanctions and export control laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any sanctions and export control laws (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, Lebanon, and the Crimea and non-Ukrainian government-controlled portions of the Donetsk and Luhansk regions of Ukraine); (iii) an entity 50-percent or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii).

(b) Since SPAC’s incorporation, neither SPAC, its directors or officers, nor, to the Knowledge of SPAC, any of its employees, agents or any other Persons acting for or on behalf of SPAC has, directly or knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws. SPAC has implemented and maintained policies and procedures reasonably designed to promote compliance with, and prevent violation of, Anti-Corruption Laws.

Section 5.16 Board Approval; Shareholder Vote. The board of directors of SPAC (including any required committee or subgroup of the board of directors of SPAC) has, as of the date of this Agreement, unanimously: (a) approved this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is fair, advisable and in the commercial interest of SPAC. Other than the approval of the SPAC Shareholder Matters, no other corporate proceedings on the part of SPAC are necessary to approve the consummation of the Transactions.

Section 5.17 Affiliate Transactions. Except as described in the SPAC SEC Reports, no Contract between SPAC, on the one hand, and any of the present or former directors, officers, employees, shareholders, stockholders or warrant holders or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

Section 5.18 Brokers. Except as set forth in Schedule 5.18 of the SPAC Disclosure Letter, SPAC does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.19 Merger Sub.

(a) Merger Sub is duly incorporated, formed or organized and validly existing under the laws of the State of Israel. Merger Sub has the requisite corporate or limited liability power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of Merger Sub to perform its obligations under this Agreement or the Transaction Agreements. Merger Sub is not in violation of any of the provisions of its Governing Documents in any material respect. Merger Sub is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of Merger Sub to perform its obligations under this Agreement or the Transaction Agreements.

(b) Merger Sub has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person. Merger Sub does not have any assets or properties of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions.

(c) All outstanding shares of Merger Sub are owned by SPAC, free and clear of all Liens (other than Permitted Liens).

Section 5.20 Residency. SPAC is a non-Israeli resident company that has no activities in Israel, and its activity is controlled and managed outside of Israel. Each of SPAC’s directors and officers are non-Israeli residents and conduct SPAC’s activity outside of Israel.

Section 5.21 Disclaimer of Other Warranties. SPAC AND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO OR ASSETCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SPAC, MERGER SUB OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY INSIDER, ANY OF THE GROUP COMPANIES, OR ANY OF THE RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, SPAC AND MERGER SUB ACKNOWLEDGE THAT: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, HOLDCO AND ASSETCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY, HOLDCO AND ASSETCO IN THIS AGREEMENT OR THE OTHER TRANSCATION AGREEMENTS AND (B) OTHER THAN AS EXPRESSLY MADE BY SUCH PERSON IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR HOLDCO OR ASSETCO, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO SPAC, MERGER SUB OR THEIR AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO SPAC, MERGER SUB OR THEIR REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY, HOLDCO OR ASSETCO IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES, AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. SPAC AND MERGER SUB HAVE NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. SPAC AND MERGER SUB HAVE CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES, HOLDCO AND ASSETCO, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, SPAC AND MERGER SUB HAVE

RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY, HOLDCO AND ASSETCO EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.21 CLAIMS AGAINST ANY GROUP COMPANY, HOLDCO, ASSETCO OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS BY SUCH PERSON.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

Section 6.01 Conduct of Business by the Company, the Company Subsidiaries, Holdco and Assetco. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Times, the Company shall, and shall cause each of the Company Subsidiaries, Holdco and Assetco to, carry on its business in the Ordinary Course of Business and in accordance with applicable Legal Requirements, except: (a) to the extent that SPAC shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld or delayed); or (b) as expressly contemplated by this Agreement (including as contemplated by the Interim Financing) or set forth in Schedule 6.1 of the Company Disclosure Letter. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement (including as contemplated by the Interim Financing) or as set forth in Schedule 6.1 of the Company Disclosure Letter, or as required by applicable Legal Requirements, without the prior written consent of SPAC (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Times, the Company shall not, and shall cause the Company Subsidiaries, Holdco and Assetco not to, do any of the following:

(a) except as otherwise required by any existing Employee Benefit Plan, (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus equity, retention, retirement pay or benefits to, any current or former employee, officer, director or independent contractor, other than increases in base pay and corresponding proportionate increases in bonus targets to any such individuals who are not directors or officers of the Group Companies in connection with promotions or the Group Companies’ annual performance review cycle in the Ordinary Course of Business, or increases in base pay and corresponding proportionate increases in bonus targets pursuant to arrangements which are effective as of or prior to the date of this Agreement; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, officer, director or independent contractor; (iii) enter into, materially amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement (other than entering into and terminating individual employment or consulting agreements or offer letters upon hire and termination of employment for agreements and offer letters that would not be required to be disclosed on Schedule 4.11(a) of the Company Disclosure Letter); (iv) take any action to accelerate the vesting, funding or payment of any compensation or benefits under any Employee Benefit Plan; (v) grant any equity or equity-based compensation awards or amend or modify any outstanding equity-based compensation award under any Employee Benefit Plan; (vi) hire or terminate any employee or independent contractor with annual base pay in excess of $150,000; or (vii) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization, works council or similar employee representation organization;

(b) plan, announce or implement any reduction in force, early retirement program, furlough or other voluntary or involuntary employment termination program, in each case, not in compliance with the WARN Act;

(c) (i) transfer, sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, covenant not to assert, transfer or otherwise dispose of any right, title or interest in or to any Owned Intellectual Property or Licensed Intellectual Property, in each case, that is material to any of the businesses of the Group Companies; (ii) extend, amend, waive, cancel or modify any rights in or to any Owned Intellectual Property or Licensed Intellectual Property, in each case, that is material to any business of the Group Companies; (iii) fail to use commercially reasonable efforts to diligently prosecute the patent applications owned by any of the Group Companies other than applications such Group Company, in the exercise of its good faith business judgment, has determined to abandon; or (iv) divulge, furnish to or make accessible any Trade Secrets included in the Owned Intellectual Property (or owned by another Person and held by such Group Company) to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such Trade Secrets, other than, in each of clauses (i) through (iii), in the Ordinary Course of Business; provided, that in no event shall the Company license on an exclusive basis or sell any Owned Intellectual Property;

(d) (i) split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any Group Company, Holdco or Assetco; (iii) except as contemplated by the Interim Financing or the Equity Financing, grant, issue sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as options, restricted shares or other Contracts for the purchase or acquisition of such share capital), as applicable, in any Group Company, Holdco or Assetco; or (iv) except as contemplated by the Interim Financing or the Equity Financing, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or ownership interests or any securities convertible into or exchangeable for shares or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or ownership interests or any securities convertible into or exchangeable for shares or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

(e) except as contemplated by the Interim Financing, amend its Governing Documents, or form or establish any non wholly-owned Subsidiary;

(f) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(g) dispose of or lose rights under any Company Real Property Lease other than in the Ordinary Course of Business;

(h) other than in the Ordinary Course of Business, sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of material assets or properties, other than pursuant to agreements existing on the date hereof and set forth on Schedule 6.1(h) of the Company Disclosure Letter;

(i) except as contemplated by the Interim Financing, (i) issue or sell any debt securities or rights to acquire any debt securities or guarantee any debt securities of another Person; (ii) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Group Companies; (iii) other than Indebtedness that does not exceed $1,000,000 in the aggregate, create, incur, assume, guarantee or otherwise become liable for, any Indebtedness; (iv) create any Liens on any material property or material assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (v) cancel or forgive any Indebtedness owed to any of the Group Companies;

(j) make, incur or commit to make or incur, or authorize any capital expenditures that will require payments after the Closing Date other than capital expenditures in the Ordinary Course of Business, or fail in any material respect to make any capital expenditures in the amounts and at the times contemplated in the Ordinary Course of Business;

(k) release, assign, compromise, settle or agree to settle any Legal Proceeding involving payments by any Group Company of $150,000 or more, or that imposes any material non-monetary obligations on a Group Company;

(l) other than in the Ordinary Course of Business, (A) modify, amend in a manner that is adverse to the applicable Group Company or terminate any Company Material Contract; (B) other than entering into the Philips Agreement, enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release, or assign any material rights or claims under any Company Material Contract;

(m) except as required by U.S. GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

(n) (i) make, change or revoke any material Tax election; (ii) change (or request to change) any method of accounting for Tax purposes; (iii) amend any material Tax Return; (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar state, local, or non-U.S. Legal Requirement, including an assessment agreement (Heskem Shuma) with the ITA) with any Governmental Entity; (v) settle or compromise any Tax audit, examination, claim or proceeding; (vi) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an ordinary course extension to file any Tax Return); or (vii) or change its residence for Tax purposes or create a permanent establishment or any taxable presence in any jurisdiction outside its jurisdiction of organization;

(o) take any action or fail to take any action that would reasonably be expected to prevent or delay the prompt obtainment of any tax ruling;

(p) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up;

(q) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions pursuant to the agreements set forth on Schedule 6.1(q) of the Company Disclosure Letter as existing on the date of this Agreement and (ii) compensation for services or reimbursements in the Ordinary Course of Business;

(r) engage in any material new line of business;

(s) knowingly take any action or fail to take any action that would reasonably be expected to prevent the SPAC Merger, the Acquisition Merger (taken together with the Company CTB), or the Liquidation from qualifying for the Intended U.S. Tax Treatment;

(t) (i) limit the rights of any Group Company in any respect: (A) to engage in any line of business or in any geographic area; (B) to develop, market or sell products or services; or (C) to compete with any Person; or (ii) grant any exclusive or similar rights to any Person;

(u) terminate or amend, in a manner materially detrimental to any Group Company, any insurance policy insuring the business of any Group Company;

(v) amend in a manner materially detrimental to any Group Company, terminate, permit to lapse or fail to use commercially reasonable efforts to maintain any Approval;

(w) take any action or fail to take any action that would result in, or does result in, Leakage; or

(x) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.01(a) through Section 6.01(w).

Section 6.02 Conduct of Business by SPAC and Merger Sub. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the SPAC Effective Time, SPAC and Merger Sub shall carry on their respective businesses in the ordinary course consistent with past practice, except: (a) to the extent that the Company shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld or delayed); or (b) as expressly contemplated by this Agreement or set forth in Schedule 6.2 of the SPAC Disclosure Letter. Without limiting the generality of the foregoing, except as set forth in Schedule 6.2 of the SPAC Disclosure Letter, or as required by applicable Legal Requirements, without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, SPAC shall not, and shall cause Merger Sub not to, do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any share capital (or warrant) or split, subdivide, combine, consolidate or reclassify any share capital (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant, or effect any like change in capitalization;

(b) other than purchases or redemptions in connection with the SPAC Shareholder Redemption, or any other purchases or redemptions of SPAC equity securities required by the SPAC’s Governing Documents in connection with an extension of the deadline of the SPAC to complete its initial business combination, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC;

(c) grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for share capital, shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

(d) except in connection with an extension of the deadline of the SPAC to complete its initial business combination under the SPAC’s Governing Documents, amend its Governing Documents or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) (i) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that SPAC shall be permitted to incur Indebtedness from its Affiliates and shareholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of SPAC in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length and repayable at Closing;

(g) except as required by U.S. GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

(h) (i) make, change or revoke any material Tax election; (ii) change (or request to change) any method of accounting for Tax purposes; (iii) amend any material Tax Return; (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar state, local, or non-U.S. Legal Requirement) with any Governmental Entity; (v) settle or compromise any Tax audit, examination, claim or proceeding; (vi) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an ordinary course extension to file any Tax Return); (vii) surrender any claim for a refund of material Taxes; (viii) incur any material liability for Taxes other than in the ordinary course of business; (ix) fail to timely pay any material Taxes due and payable; or (x) or change its residence for Tax purposes or create a permanent establishment or any taxable presence in any jurisdiction outside its jurisdiction of organization;

(i) knowingly take any action or fail to take any action that would reasonably be expected to prevent the Acquisition Merger (taken together with the Company CTB) from qualifying for the Intended U.S. Tax Treatment;

(j) create any Liens on any material property or material assets of SPAC or Merger Sub;

(k) liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC;

(l) commence, settle or compromise any Legal Proceeding;

(m) engage in any new line of business;

(n) take any action or fail to take any action that would reasonably be expected to prevent or delay the prompt obtainment of any tax ruling;

(o) amend in a manner materially detrimental to SPAC, terminate, permit to lapse or fail to use commercially reasonable efforts to maintain any franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities that SPAC is in possession of and that are reasonably necessary to be maintained following the Closing;

(p) amend the Trust Agreement or any other agreement related to the Trust Account; or

(q) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.02(a) through Section 6.02(p) above.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Proxy Statement; Special Meeting.

(a) Proxy Statement.

(i) As promptly as practicable following the execution and delivery of this Agreement, SPAC, Holdco and the Company shall use reasonable best efforts to prepare, and Holdco shall file with the SEC, (A) a registration statement, including a proxy statement of SPAC (as amended or supplemented, the “Proxy Statement”), on Form F-4 (as such filing is amended or supplemented, the “Registration Statement”) for the purposes of (I) registering under the Securities Act the Holdco Ordinary Shares to be issued pursuant to Article III, the SPAC Warrants assumed by Holdco and the Holdco Ordinary Shares to be issuable upon the exercise of such SPAC Warrants and the Converted Options (collectively, the “Registration Shares”), (II) providing the SPAC Shareholders with notice of the opportunity to redeem shares of SPAC Class A Shares (the “SPAC Shareholder Redemption”), and (III) soliciting proxies from holders of SPAC Class A Shares to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) approve the SPAC Merger and the SPAC Plan of Merger ((1) and (2) together, the “Required SPAC Shareholder Matter”); (3) any other proposals the Parties deem necessary or desirable to consummate the Transactions; and (4) the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (collectively, the “SPAC Shareholder Matters”). Without the prior written consent of the Company (each such consent not to be unreasonably withheld, conditioned or delayed), the SPAC Shareholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by SPAC’s shareholders at the Special Meeting. Holdco or SPAC, as applicable, shall make all other necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Registration Statement and the Proxy Statement will comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder. SPAC shall cause the Proxy Statement to be mailed to the SPAC Shareholders of record, as of the record date to be established by the board of directors of SPAC in accordance with SPAC’s Governing Documents, as promptly as practicable following the effectiveness of the Registration Statement (such date, the “Proxy Clearance Date”).

(ii) Each of SPAC, the Company and Holdco shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of SPAC, on the one hand, and the Company and Holdco, on the other hand, shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Each of SPAC, the Company and Holdco shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and the Proxy Statement and any amendment to the Registration Statement and the Proxy Statement filed in response thereto. If SPAC, the Company or Holdco becomes aware that any information contained in the Registration Statement or the Proxy Statement shall have become false or misleading in any material respect or that the Registration Statement or the Proxy Statement is required to be amended in order to comply with applicable law, then (i) such Party shall promptly inform the other Parties and (ii) SPAC, on the one hand, and the Company and Holdco, on the other hand, shall cooperate fully and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement or the Proxy Statement contained therein (in each case including documents incorporated by reference therein). SPAC, the Company and Holdco shall use reasonable best efforts to cause the Registration Statement and the Proxy Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the SPAC shareholders, as applicable, in each case pursuant to applicable law and subject to the terms and conditions of this Agreement and SPAC’s Governing Documents. Each of the Company, Holdco and SPAC shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that such Party receives from the SEC or its staff with respect to the Registration Statement or the Proxy Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(b) SPAC shall establish a record date (which date shall be mutually agreed with the Company) for, duly call, and give notice of, the Special Meeting. SPAC shall convene and hold an extraordinary general meeting of the SPAC Shareholders (the “Special Meeting”), for the purpose of obtaining the approval of the SPAC Shareholder Matters, which meeting shall be held not more than 30 days after the date on which SPAC mails the Proxy Statement to the SPAC Shareholders. SPAC shall use its reasonable best efforts to obtain the approval of the SPAC Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the SPAC Shareholder Matters. Subject to the proviso in the immediately following sentence, SPAC shall include the SPAC Recommendation in the Proxy Statement. The board of directors of SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Recommendation (a “Change in Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Registration Statement that the board of directors of SPAC has determined in good faith is required by applicable Legal Requirements is disclosed to the SPAC Shareholders and for such supplement or amendment to be promptly disseminated to the SPAC Shareholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of SPAC Class A Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) in order to solicit additional proxies from the SPAC Shareholders for purposes of obtaining approval of the SPAC Shareholder Matters; or (iv) with the Company’s written consent; provided that in the event of a postponement or adjournment pursuant to clauses (i) or (ii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

(c) If, in connection with the preparation and filing of the Registration Statement or the SEC’s review thereof, the SEC requests or requires that a Tax opinion with respect to the U.S. federal income tax consequences of the Transactions be prepared and submitted, the Parties shall deliver to counsel customary Tax representation letters satisfactory to such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by such counsel in connection with the preparation and filing of such Tax opinion. Notwithstanding anything to the contrary in this Agreement, none of the SPAC, the Company or their respective Tax advisors are obligated to provide any opinion that the Transactions contemplated by this Agreement qualify for the Intended U.S. Tax Treatment, other than a customary opinion regarding the material accuracy of any disclosure regarding U.S. federal income tax considerations of the Transactions included in the Registration Statement, including, without limitation, the Proxy Statement contained therein, as may be required to satisfy applicable rules and regulations promulgated by the SEC, nor will a Tax opinion by any Party’s advisors be a condition precedent to the Transaction.

Section 7.02 Company Shareholder Approval. The Company shall, as promptly as practicable after the Registration Statement is effective (and in any case within 10 days after the Registration Statement is effective), establish the record date for, duly call and give notice of, a general meeting of the Company Shareholders (the “Company Shareholders Meeting”), and, as promptly as practicable thereafter, convene and hold the Company Shareholders Meeting, in each case in accordance with the Governing Documents of the Company and the ICL, at which the Company Shareholders shall vote on the Company Shareholder Matters, in accordance with Section 7.04 below.

Section 7.03 Assetco Shareholder Approval. No later than the date of the Company Shareholder Approval, Holdco shall approve and adopt this Agreement and the Transactions, including the Acquisition Merger, in its capacity as the sole shareholder of Assetco.

Section 7.04 Merger Proposal; Acquisition Certificate of Merger. Subject to the ICL and the regulations promulgated thereunder, as soon as reasonably practicable following the date of this Agreement, the Company and Merger Sub shall, as applicable, take the following actions within the timeframes set forth in this Section 7.04; provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.04 accordingly): (i) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) with respect to the Acquisition Merger in a form reasonably acceptable to the Parties hereto (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (ii) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders Meeting, (iii) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (iv) (A) publish a notice to its creditors, stating that the Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (y) in a popular newspaper outside of Israel as may be required by applicable law, within three (3) business days after the Merger Proposal was submitted to the Companies Registrar; (B) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of (if any), in which it shall state that the Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A) and at the times set in such notice; and (C) send to the Company’s “employees committee”, if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A) of this Section 7.04(iv)), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar; (v) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clauses (iii) and (iv) of this Section 7.04, but in any event no more than three (3) business days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval, and (vii) subject to the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the Acquisition Merger effective and issue the Acquisition Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar, that in no event shall be prior to the lapse of fifty (50) days from the filing of the Merger Proposal with the Companies Registrar and thirty (30) days from the date the Company Shareholder Approval is received. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Acquisition Merger shall be declared effective and the Acquisition Certificate of Merger shall be issued on the Closing Date. For purposes of this Section 7.04, “business day” shall have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL.

Section 7.05 Tax Ruling. (a) As soon as reasonably practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors or accountants to prepare and file with the ITA an application or applications for a ruling or rulings (which shall be confirmed in writing by SPAC prior to its submission, such confirmation not to be unreasonably withheld, conditioned or delayed) (A) confirming that the Acquisition Merger qualifies as a transaction governed by Section 104H of the Israeli Tax Ordinance and permitting deferral of any applicable Israeli Tax with respect to the Acquisition Merger Consideration that Company Shareholders and, to the extent applicable, recipients of SPAC Merger Consideration, electing to be included in and covered under such ruling (each, an “Electing Holder”) will receive pursuant to this Agreement in accordance with the provisions of Section 104H of the Israeli Tax Ordinance, which ruling may be subject to customary conditions regularly associated with such a ruling (the “Israeli Tax Deferral Ruling”), and (B) confirming that (i) the conversion of Company Options that are Section 102 Options to Converted Options (including any adjustment made in connection with the Earnout Shares) and the cancellation of Section 102 Shares held by the Section 102 Trustee in exchange for Holdco Ordinary Shares and Earnout Shares (as applicable) shall not, in either case, constitute a taxable event if such Converted Options and Holdco Ordinary Shares are deposited with the Section 102 Trustee and (ii) that tax continuity shall apply with respect to such Converted Options, Holdco Ordinary Shares and Earnout Shares including with respect to the “requisite holding period” under Section 102 shall be deemed to have commenced upon the date on which such holding period commenced for the Company Options (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Option Tax Ruling,” and collectively with the Israeli Tax Deferral Ruling and the 104H Interim Tax Ruling, the “Israeli Tax Rulings”).

(b) The Company and SPAC shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of the applications for the Israeli Tax Rulings and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings. The final text of the applications for and the Israeli Tax Rulings shall be subject to the prior written confirmation of SPAC or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to obtain the Israeli Tax Rulings, as promptly as practicable, and shall inform SPAC and its Israeli advisors of the content of any discussions and meetings with the ITA relating thereto in advance and allow SPAC’s Israeli advisors to participate in any such discussions or meetings. Prior to the Closing, including in connection with the filing of the requests for the Israeli Tax Rulings, the Company shall use reasonable best efforts to validate and verify any information related to Company Options as SPAC may reasonably request, including reconciling the data included in the data base of the Section 102 Trustee and the information included in any resolutions of the Company Board, the grant documents relating to such Company Options and the Company’s records.

Section 7.06 Certain Regulatory Matters. (a) As promptly as practicable following the date of this Agreement, SPAC, Holdco and the Company shall make any other required filings under other applicable Antitrust Laws. The Parties shall promptly and in good faith respond to all information requested of it by each Governmental Entity (as it relates to Antitrust Laws) in connection with such notifications and filings and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under all applicable Antitrust Laws and will take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, SPAC and the Company shall: (A) promptly inform the other of any communication to or from any Governmental Entity regarding the Transactions; (B) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (C) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (D) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (E) keep the other reasonably informed as to the status of any such Legal Proceeding; and (F) promptly furnish each other with copies of all correspondence, filings (to the extent allowed under applicable Legal Requirements) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions.

(b) As soon as reasonably practicable after the Closing and, in any event, in accordance with the requirements of law and the Innovation Authority regulations, the Parties shall ensure that the IIA Notice is filed with the Innovation Authority.

(c) Any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions and applicable Antitrust Laws, shall be borne 50% by SPAC and 50% by the Company (subject to the proviso in Section 11.10).

(d) The Company agrees to notify SPAC at least sixty (60) days prior to the anticipated Closing Date if the aggregate total assets of the Group Companies may exceed, as of the Closing Date, the threshold of $22.3 million under the HSR Act or as adjusted and applicable at the time of the Closing.

Section 7.07 Other Filings; Press Release. (a) As promptly as practicable after execution of this Agreement, SPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing the Company.

(b) Promptly after the execution of this Agreement, SPAC and the Company shall also issue a joint press release announcing the execution of this Agreement.

Section 7.08 Confidentiality; Communications Plan; Access to Information. (a) The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company, Holdco or Assetco, on the one hand, or SPAC or Merger Sub, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by SPAC (in the case of the Company, Holdco, or Assetco) or the Company (in the case of SPAC or Merger Sub).

(b) SPAC and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by SPAC, or SPAC, in the case of a public announcement by the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company, SPAC, Holdco and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) to the extent provided for in the Communications Plan, internal announcements to employees of the Group Companies; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.07 or this Section 7.08(b); and (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement.

(c) The Company will afford SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Group Companies, as SPAC may reasonably request; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such Group Companies. SPAC will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of SPAC during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of SPAC, as the Company may reasonably request; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of SPAC.

Section 7.09 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using reasonable best efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, including registrations, declarations and filings with Governmental Entities, if any, and filings required pursuant to Antitrust Laws and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding; (c) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents referred to on Schedule 4.05(b) of the Company Disclosure Letter; (d) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (e) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of SPAC, sending a termination letter to the Exchange Agent substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require SPAC or the Company to agree to any divestiture by itself or any of its Affiliates of shares or shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties, shares capital and capital stock, or the incurrence of any liability or expense.

Section 7.10 No SPAC Securities Transactions. Neither the Company nor any of its Subsidiaries will, directly or indirectly, engage in any transactions involving the securities of SPAC prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall instruct each of its officers, directors and employees, in each case that have been provided access to the terms of the Transactions, to comply with the foregoing requirement.

Section 7.11 No Claim Against Trust Account. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, Holdco and Assetco hereby irrevocably waive any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with SPAC; provided that: (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate any SPAC Shareholder Redemption) or for fraud; and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against SPAC’s assets or funds that are not held in the Trust Account.

Section 7.12 Disclosure of Certain Matters. Each of SPAC, Holdco, Assetco, Merger Sub and the Company will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition that is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

Section 7.13 Securities Listing. The Company and Holdco will use their reasonable best efforts to cause the Registration Shares issued in connection with the Transactions to be approved for listing on the Listing Exchange at Closing.

Section 7.14 Section 15D Filing. Without limiting the generality of Section 7.09, Holdco shall, in coordination with SPAC, as promptly as practicable after the date of this Agreement, (i) prepare and file with the Israeli Securities Authority an application for an exemption under Section 15D of the Israeli Securities Law, 5728-1968, concerning the publication of an Israeli prospectus in connection with the issuance of the Converted Options as set forth in this Agreement, or alternatively an application requesting that the Israeli Securities Authority confirm that the issuance of Converted Options is exempt from prospectus requirements or does not trigger prospectus requirements (the “15D Exemption”); and (ii) use its best efforts to respond promptly to comments from the Israeli Securities Authority and to obtain the 15D Exemption. Holdco shall provide to SPAC a copy of its application to obtain the 15D Exemption for SPAC’s prior review and comments and shall update SPAC and its counsel on any developments with respect to the application and any communications with the Israeli Securities Authority in connection with the application and the review thereof and facilitate SPAC’s counsel’s involvement in such communications to the extent reasonably practicable.

Section 7.15 No Solicitation. (a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company shall not, and shall cause its Subsidiaries and its shareholders, officers, directors and employees not to, and shall direct its other Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than SPAC, Holdco and their respective Representatives) concerning any merger, consolidation, sale of ownership interests and/or assets of any Group Company, recapitalization or similar transaction (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. The Company shall, and shall cause its Subsidiaries and the Company Shareholders, officers, directors and employees to, and shall cause their respective other Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination. A Company Business Combination expressly excludes an equity or venture debt financing (including the Interim Financing) that results in an investment infusion in any Group Company, with one or more investors acquiring a minority percentage of equity of such Group Company.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, SPAC shall not, and shall cause SPAC Sponsor not to, and shall direct its Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company and Holdco and their respective Representatives) concerning any merger, consolidation, purchase of ownership interests or assets of SPAC, recapitalization or similar business combination transaction (each, a “SPAC Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SPAC Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a SPAC Business Combination. SPAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.

(c) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission and all material details thereof), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission.

Section 7.16 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Exchange Agent (which notice SPAC shall provide to the Exchange Agent in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to the Exchange Agent pursuant to the Trust Agreement to be so delivered, including providing the Exchange Agent with the Trust Termination Letter; and (ii) shall use its reasonable best efforts to cause the Exchange Agent to distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to SPAC Shareholders who properly elect to have their SPAC Class A Shares redeemed for cash in accordance with the provisions of SPAC’s Governing Documents; (B) for income tax or other tax obligations of SPAC prior to Closing; (C) to the underwriters of the initial public offering with respect to any deferred underwriting compensation; (D) for any unpaid Transaction Expenses of SPAC to the extent SPAC elects to pay these prior to Closing; and (E) as repayment of loans and reimbursement of expenses to directors, officers and shareholders of SPAC; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.17 Director and Officer Matters.

(a) Group Companies.

(i) Holdco agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Group Company (each, together with such person’s heirs, executors or administrators, a “Company D&O Indemnified Party”), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of seven years following the Closing Date, Holdco shall cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such Group Company’s Governing Documents as in effect immediately prior to the Closing Date, and Holdco shall, and shall cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Company D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) Prior to the Closing, the Company may, at its sole discretion, purchase, at its expense, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time (including with respect to the Transactions and all actions taken in connection with them) covering each such Person that is a director or officer of a Group Company currently covered by the Company’s and its Affiliates’

(other than the Group Companies) directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the seven-year period following the Closing. Holdco shall, and shall cause the Acquisition Surviving Sub to, maintain the Company D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other Party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.17(a)(ii).

(iii) The rights of each Company D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Holdco and the Group Companies under this Section 7.17(a) shall not be terminated or modified in such a manner as to adversely affect any Company D&O Indemnified Party without the consent of such Company D&O Indemnified Party. The provisions of this Section 7.17(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the Company D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.17(a).

(iv) If Holdco or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Holdco or the merging Group Company or successor or assign, as applicable, shall make commercially reasonable efforts to ensure that the successors and assigns of Holdco or such Group Company, successor or assign, as applicable, assume the obligations set forth in this Section 7.17(a).

(b) SPAC.

(i) Holdco agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of SPAC (each, together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in its Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six (6) years from the Closing Date, Holdco shall cause its Subsidiaries to maintain in effect the exculpation, indemnification and advancement of expenses provisions of SPAC’s Governing Documents as in effect immediately prior to the Closing Date, and Holdco shall, and shall cause the SPAC Surviving Company to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) Prior to the Closing, SPAC shall purchase, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of SPAC currently covered by the SPAC and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Holdco shall, and shall cause the SPAC Surviving Company to, maintain the SPAC D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by Holdco or the SPAC Surviving Company, as applicable, and no other Party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.17(b)(ii).

(iii) The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of SPAC, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Holdco and the SPAC Surviving Company under this Section 7.17(a)(iv) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party. The provisions of this Section 7.17(a)(iv) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.17(a)(iv).

(iv) If Holdco or, after the Closing, the SPAC Surviving Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Holdco, the SPAC Surviving Company, or the merging successor or assign, as applicable, shall make commercially reasonable efforts to ensure that the successors and assigns of Holdco, the SPAC Surviving Company, or the successor or assign, as applicable, assume the obligations set forth in this Section 7.17(a)(iv).

(c) On the Closing Date, Holdco shall enter into customary indemnification agreements reasonably satisfactory to each of Company and Holdco with the respective directors and officers of Holdco, which indemnification agreements shall continue to be effective following the Closing. At the SPAC Effective Time Assetco shall assume all rights and obligations of SPAC under all indemnification agreements in effect as of the date hereof or immediately prior to the SPAC Merger between SPAC and any person who is or was a director or officer of SPAC prior to the SPAC Effective Time and that have been made available to the Company prior to the date hereof, which indemnification agreements shall continue to be effective following the Closing.

Section 7.18 Tax Matters.

(a) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (collectively, “Transfer Taxes”) shall be borne and paid by Holdco. Unless otherwise required by applicable law, Holdco shall timely file any Tax Return or other document with respect to such Transfer Taxes (and the Company shall reasonably cooperate with respect thereto as necessary).

(b) CTB Elections. On the Closing Date, the Company shall elect on IRS Form 8832 to be treated as an entity disregarded as separate from its owner under Treasury Regulations Section 301.7701-3, effective as of the day immediately after the Acquisition Merger.

(c) PFIC Matters. Within one hundred twenty (120) days after the end of Holdco’s current taxable year and each subsequent taxable year of Holdco for which Holdco reasonably believes that it may be a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (“PFIC”), Holdco shall (i) determine its status as a PFIC, (ii) determine the PFIC status of each of its Subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code, and (iii) make such PFIC status determinations available to the shareholders of Holdco. If Holdco determines that it was a PFIC in such taxable year, Holdco shall use commercially reasonable efforts to provide the statements and information (including without limitation, a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g)) necessary to enable Holdco shareholders and their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including but not limited to making and complying with the requirements of a “qualified electing fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3. The covenants contained in this Section 7.18(c) shall survive the Closing in full force and effect and expressly are intended to benefit, and are enforceable by, the SPAC Sponsor, who is an intended third-party beneficiary of this Section 7.18(c).

Section 7.19 Section 16 Matters. Prior to the Effective Time, SPAC shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the SPAC Class A Shares that occurs or is deemed to occur by reason of or pursuant to the Transactions by each director and officer of SPAC who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 7.20 Board of Directors(i) .

(a) The Parties shall take all actions necessary (including, in the case of Holdco, procuring the resignations of the directors of Holdco, as applicable) such that the board of directors of Holdco shall, immediately after the Acquisition Effective Time, be the individuals set forth on Annex A until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Holdco’s Governing Documents.

(b) The board of directors of Holdco shall have at least four “independent” directors for the purposes of the Listing Exchange and the rules of the SEC, each of whom shall serve in such capacity in accordance with the terms of Holdco’s Governing Documents following the Acquisition Effective Time.

(c) Immediately after the Acquisition Effective Time, and until otherwise determined in accordance with the Holdco’s Governing Documents and applicable law, the board of directors of Holdco will be a classified board with three (3) classes of directors, with:

(i) a first class of directors (the “Class I Directors”), initially serving a term effective from the Closing until the first annual meeting of the shareholders of Holdco held following the Closing;

(ii) a second class of directors (the “Class II Directors”), initially serving a term effective from the Closing until the second annual meeting of shareholders of Holdco held following the Closing; and

(iii) a third class of directors (the “Class III Directors”), which shall include the one (1) director designated by SPAC Sponsor serving a term effective from the Closing until the third annual meeting of shareholders of Holdco held following the Closing;

(d) The initial officers of Holdco shall be certain Persons, as determined by the Company and communicated to SPAC prior the Acquisition Effective Time, who shall serve in such capacity in accordance with the terms of Holdco’s Governing Documents following the Acquisition Effective Time.

Section 7.21 Incentive Equity Plan(i) . In connection with the consummation of the Transactions, Holdco shall approve and adopt a customary incentive equity plan to hire and incentivize its executives and other employees in form and substance mutually agreed by SPAC and the Company (the “Incentive Equity Plan”); provided, that, the Converted Options (and the Holdco Ordinary Shares issuable upon the exercise of such Converted Options) shall not count towards the initial number of Holdco Ordinary Shares reserved for issuance under the Incentive Equity Plan. Following the expiration of the 60-day period following the date on which Holdco has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Holdco shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Holdco Ordinary Shares issuable under the Incentive Equity Plan. The Incentive Equity Plan shall incorporate the applicable provisions required pursuant to Section 102 and Holdco and the Company shall cause the Incentive Equity Plan to be filed with the ITA (together with any auxiliary documents related thereto) as required under the Israeli Tax Ordinance, within 10 Business Days following the Closing. Subject to receipt of a ruling or other written approval from the ITA, Holdco Ordinary Shares that will be issued as Acquisition Merger Consideration and any Earnout Shares issued to the holders of Section 102 Shares pursuant to Section 3.03 shall be governed by the assumed Company Option Plan, and to the extent applicable, the Israeli Option Tax Ruling.

Section 7.22 Warrant Agreements. At or prior to the SPAC Effective Time, SPAC and Holdco shall execute and deliver a warrant assumption agreement in a form mutually agreed by the Company and SPAC (the “Warrant Assumption Agreement”). Pursuant to the Warrant Assumption Agreement, SPAC and Holdco shall cause to become effective at and subject to the Closing, the Holdco Assumed Warrant Agreement.

Section 7.23 PCAOB Financial Statements. The Company shall, as soon as reasonably practicable following the date of this Agreement, use reasonable best efforts to deliver to SPAC final drafts, subject only to final approval and receipt of the written opinion and signature of the Company’s independent auditor of any modifications required for changes in events or circumstances after the date of such delivery of (i) the audited consolidated balance sheet of the Group Companies as of December 31, 2022 and December 31, 2021, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the two fiscal years ended December 31, 2022 and December 31, 2021, each draft prepared in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Audited Financial Statements”), (ii) the unaudited interim consolidated balance sheet of the Group Companies as of June 30, 2023 and the related consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the six months ended June 30, 2023 (the “Interim Financial Statements”) and (iii) any other audited or reviewed financial statements of the Group Companies that are required by applicable law to be included in the Registration Statement as audited or reviewed financial statements (together with the PCAOB Audited Financial Statement and the Interim Financial Statements, the “PCAOB Financial Statements”); provided, that upon delivery of such PCAOB Financial Statements as and when such PCAOB Financial Statements have been signed by the Company’s independent auditors in connection with the filing of the Registration Statement, the representations and warranties set forth in Section 4.07(a) and Section 4.07(b) shall be deemed to apply to the PCAOB Financial Statements with the same force and effect as if made as of the date of this Agreement. In addition, the Company shall use reasonable best efforts to deliver to SPAC true and complete copies of any additional audited or reviewed financial statements of the Company and the Company Subsidiaries for each period required to be included in any amendment or supplement to the Registration Statement as requested by SPAC or as soon as practicable prior to the due date for filing any such amendment or supplement.

Section 7.24 Equity Financing.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the SPAC Effective Time, the Company and SPAC may execute Equity Financing Subscription Agreements as are mutually agreed by the Company and SPAC that would constitute an Equity Financing. The form of any such Equity Financing will be subject to the mutual agreement of the Company and SPAC taking into account any necessary tax, regulatory and other structuring considerations. Each of the Company and SPAC shall use its commercially reasonable efforts to cooperate with each other in connection with the arrangement of any Equity Financing as may be reasonably requested by each other.

(b) Unless otherwise consented in writing by each Party (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor SPAC shall permit any amendment or modification to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), any provision or remedy under, or any replacements of, any of the Equity Financing Subscription Agreements. Each Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Equity Financing Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Equity Financing Subscription Agreements and to: (i) satisfy on a timely basis all conditions and covenants applicable to it in the Equity Financing Subscription Agreements and otherwise comply with its obligations thereunder, (ii) without limiting the rights of any party to enforce certain of such Equity Financing Subscription Agreements, in the event that all conditions in the Equity Financing Subscription Agreements (other than conditions that the Company, SPAC or any of their respective Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the closings under the Equity Financing Subscription Agreements) have been satisfied, consummate the transactions contemplated by the Equity Financing Subscription Agreements at or prior to the Closing; (iii) confer with each other regarding timing of the expected closings under the Equity Financing Subscription Agreements; and (iv) deliver notices to the applicable counterparties to the Equity Financing Subscription Agreements sufficiently in advance of the Closing to cause them to fund their obligations as far in advance of the Closing as permitted by the Equity Financing Subscription Agreements. Without limiting the generality of the foregoing, the Company and SPAC, as applicable, shall give the other party prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Equity Financing Subscription Agreements known to the Company or SPAC, as applicable; (B) of the receipt of any notice or other communication from any party to any Equity Financing Subscription Agreements by the Company or SPAC, as applicable with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to any Equity Financing Subscription Agreements or any provisions of any Equity Financing Subscription Agreements; and (C) if the Company or SPAC, as applicable, does not expect to receive all or any portion of the Equity Financing Proceeds on the terms, in the manner or from one or more investors as contemplated by the Equity Financing Subscription Agreements. The Parties shall use their commercially reasonable efforts to, and shall instruct their respective financial advisors to, keep the other Parties and the other Parties’ financial advisors reasonably informed with respect to the Equity Financing during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the other Parties or the other Parties’ financial advisors with respect to the Equity Financing.

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

Section 8.01 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions shall be subject to the satisfaction or, to the extent waivable, waiver at or prior to the Closing of the following conditions:

(a) At the Special Meeting (including any adjournments thereof), the Required SPAC Shareholder Matter shall have been duly adopted by the SPAC Shareholders in accordance with the Cayman Companies Act, the SPAC’s Governing Documents and the Nasdaq rules and regulations, as applicable.

(b) The Company Shareholder Approval shall have been obtained in accordance with applicable law and the Governing Documents of the Company.

(c) All applicable waiting periods (and any extensions thereof) under Antitrust Laws will have expired or otherwise been terminated.

(d) No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect or shall be threatened in writing by a Governmental Entity of competent jurisdiction.

(e) The shareholders of Holdco shall have voted to amend and restate the articles of association of Holdco in the form of the Holdco A&R Articles as of immediately prior to the Acquisition Effective Time.

(f) The shares of Holdco to be issued pursuant to this Agreement shall be approved for listing upon the Closing on the Listing Exchange.

(g) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.

(h) The Israeli Tax Rulings shall have been obtained from the ITA and be in effect.

(i) At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval has been received.

(j) The 15D Exemption shall have been obtained.

Section 8.02 Additional Conditions to Obligations of the Company, Holdco and Assetco. The obligations of the Company, Holdco and Assetco to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing, as applicable, of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) The Fundamental Representations of SPAC shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); the representations and warranties of SPAC contained in Section 5.07(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date; and all other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) SPAC shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c) No SPAC Material Adverse Effect shall have occurred since the date of this Agreement.

(d) SPAC shall have delivered to the Company a certificate, signed by an authorized representative of SPAC and dated as of the Closing Date, certifying as to the matters set forth in Section 8.03(a), Section 8.03(b) and Section 8.03(c).

(e) SPAC and Merger Sub shall have delivered or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including the following:

(i) the Registration Rights Agreement, duly executed by the SPAC Sponsor;

(ii) the Warrant Assumption Agreement, duly executed by SPAC.

Section 8.03 Additional Conditions to the Obligations of SPAC and Merger Sub. The obligations of SPAC and Merger Sub to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by SPAC:

(a) The Fundamental Representations of the Company shall be true and correct in all material respects on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); the representations and warranties of the Company contained in Section 4.09(a) and the representations and warranties contained in Section 4.30(e) and Section 4.30(f) shall be true and correct in all respects as of the date hereof and as of the Closing Date; and all other representations and warranties set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably, be expected to have a Company Material Adverse Effect.

(b) The Company, Holdco and Assetco shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects.

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(d) The Company shall have delivered to SPAC a certificate, signed by an authorized representative of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.03(a), Section 8.03(b) and Section 8.03(c).

(e) All of the Company SAFEs shall have been converted into ordinary shares of the Company immediately prior to the Acquisition Effective Time.

(f) All of the Company Warrants shall have been, or shall be, converted into Converted Warrants at the Acquisition Effective Time.

(g) All of the Company Loans shall have been converted into ordinary shares of the Company immediately prior to the Acquisition Effective Time.

(h) The Company, Holdco and Assetco shall have delivered, or caused to be delivered, or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including the following:

(i) the Registration Rights Agreement, duly executed by Holdco and the parties thereof; and

(ii) the Warrant Assumption Agreement, duly executed by Holdco.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of SPAC and the Company at any time;

(b) by either SPAC or the Company if the Transactions shall not have been consummated by May 17, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; and

(c) by either SPAC or the Company if a Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of SPAC or Merger Sub, or if any representation or warranty of SPAC shall have become untrue, in each case, such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied provided, however, that if such breach by SPAC or Merger Sub is curable by SPAC or Merger Sub prior to the Closing, then the Company must first provide written notice to SPAC of such breach and may not terminate this Agreement under this Section 9.01(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to SPAC of such breach; and (ii) the Outside Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 9.01(d) if: (A) the Company, Holdco or Assetco shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by SPAC or Merger Sub, as applicable, is cured during such 30 day period;

(e) by SPAC, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company, Holdco or Assetco, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; provided, however, that if such breach is curable by the Company, Holdco or Assetco prior to the Closing, then SPAC must first provide written notice to the Company of such breach and may not terminate this Agreement under this Section 9.01(e) until the earlier of: (i) 30 days after delivery of written notice from SPAC to the Company of such breach; and (ii) the Outside Date; and provided, further, that SPAC may not terminate this Agreement pursuant to this Section 9.01(e) if: (A) SPAC or Merger Sub shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company, Holdco or Assetco, as applicable, is cured during such 30 day period;

(f) by either SPAC or the Company, if, at the Special Meeting (including any adjournments thereof), the Required SPAC Shareholder Matter is not duly adopted by the SPAC Shareholders by the requisite vote under the Cayman Companies Act and SPAC’s Governing Documents;

(g) by either SPAC or the Company if, at the Company Shareholder Meeting (including any adjournments thereof), the Company Shareholder Approval is not obtained; or

(h) by SPAC, if the Company has not delivered to SPAC, by September 27, 2023, the PCAOB Audited Financial Statements for the fiscal years ended December 31, 2021 and December 31, 2022.

Section 9.02 Notice of Termination; Effect of Termination. (a) Any termination of this Agreement under Section 9.01 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except: (i) Section 7.11, this Section 9.02, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or fraud.

ARTICLE X

NO SURVIVAL

Section 10.01 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.01 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to fraud.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email of a pdf document; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to SPAC or Merger Sub to:

c/o SPAC

LAMF Global Ventures Corp. I

Attention:	Simon Horsman

Morgan Earnest

Email:	simon@lamfglobal.com

morgan@lamfglobal.com

with copies to (which shall not constitute notice) to:

White & Case LLP

555 Flower St, Suite 2700

Los Angeles, CA 90071

Attention: Matthew Barnett

Daniel Nussen
Email:	matthew.barnett@whitecase.com
daniel.nussen@whitecase.com

Herzog, Fox & Ne’eman

Herzog Tower

6 Yitzhak Sadeh St.

Tel-Aviv, Israel 6777506

Attention:	Ory Nacht, Adv.
Email:	nachto@herzoglaw.co.il

if to the Company, Holdco or Assetco to:

Nuvo Group Ltd.

Yigal Alon 94

Building 1

Tel Aviv, Israel 6789155

Attention:	Kelly Londy
Email:	kelly.londy@nuvocares.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue, Suite 4400

Miami, Florida 33131

Attention:	Robert Grossman
Adam Namoury
Email:	grossmanb@gtlaw.com
adam.namoury@gtlaw.com

Meitar | Law Offices

16 Abba Hillel Silver Rd.

Ramat-Gan 52506, Israel

Attention:	Yoav Sade, Adv.
Ran Camchy, Adv.
Email:	yoavs@meitar.com
ranca@meitar.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 11.02 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,”

“includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were provided to or included in and available at the “https://digify.com/s/pebLsQ” online datasite hosted by Digify, Inc. or “https://highq.in/p4qaxasbot” online datasite hosted by Thomson Reuters Corporation at least two Business Days prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation shall include all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars unless otherwise specified.

Section 11.03 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.04 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Times, of Persons pursuant to the provisions of Section 7.17, Section 7.18(c) and Section 11.14 (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.05 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.06 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate.

Section 11.07 Governing Law. This Agreement and the consummation of the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, provided that (i) the Acquisition Merger, and such other provisions of this Agreement expressly required by the terms of this Agreement to be governed by the ICL, shall be governed by the ICL and its regulations, and (ii) the SPAC Merger, and such other provisions of this Agreement expressly required by the terms of this Agreement to be governed by the Cayman Companies Act, shall be governed by the Cayman Companies Act and its regulations.

Section 11.08 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware (or, to the extent that the such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized for notice under this Agreement or otherwise by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process.

(b) Each Party hereby waives, and any Person asserting rights as a third-party beneficiary may do so only if he, she or it waives, and, in each case, agrees not to assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Legal Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Legal Proceeding is brought in an inconvenient forum; or (e) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.01. Notwithstanding the foregoing in this Section 11.08, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 11.09 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10 Expenses. Except as otherwise expressly provided in this Agreement, each Party will pay its own Transaction Expenses; provided that if the Closing occurs, such Transaction Expenses shall be paid by Holdco or a Subsidiary of Holdco at or promptly following the Closing.

Section 11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.12 Amendment. This Agreement may be amended by the Parties at any time only by execution of an instrument in writing signed on behalf of each of the Parties.

Section 11.13 Extension; Waiver. At any time prior to the Closing, SPAC (on behalf of itself or Merger Sub), and the Company (on behalf of itself, Holdco and Assetco) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties; (b) waive any inaccuracies in the representations and warranties made by the other Party or Parties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of the Parties.

Section 11.15 Disclosure Letters and Exhibits. The Company Disclosure Letter and the SPAC Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or the SPAC Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of the Company, Holdco or Assetco, on the one hand, or SPAC or Merger Sub on the other hand, as applicable, in this Agreement. Certain information set forth in the Company Disclosure Letter and the SPAC Disclosure Letter is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the SPAC Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or the SPAC Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Company Disclosure Letter or the SPAC Disclosure Letter is or is not material for purposes of this Agreement.

Section 11.16 Conflicts and Privilege.

(a) Each of the Parties, on behalf of their respective successors and assigns (including, after the Closing, Holdco), hereby agrees that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the SPAC Sponsor, the pre-SPAC Merger shareholders or holders of other equity interests of SPAC, the shareholders or holders of other equity interests in SPAC Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “SPAC Group”), on the one hand, and (y) the Company or any member of the Company Group (as defined below), on the other hand, any legal counsel, including, White & Case LLP (“W&C”) and Herzog Fox & Neeman (“Herzog”), that represented SPAC or the SPAC Sponsor prior to the Closing may represent the SPAC Sponsor or any other member of the SPAC Group, in such dispute even though the interests of such Persons may be directly adverse to the Company, the Company Group or any of its respective Subsidiaries, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Company Group, any of its respective Subsidiaries or the SPAC Sponsor or any of its Affiliates. The Parties, on behalf of their respective successors and assigns (including, after the Closing, Holdco), further agree that, as to all communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to the Transaction Agreements or the Transactions) between or among SPAC, SPAC Sponsor or any member of the SPAC Group, on the one hand, and W&C or Herzog (as applicable) on the other hand (the “SPAC Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the SPAC Group after the Closing, and shall not pass to or be claimed or controlled by the Company Group or any of their Subsidiaries or Affiliates. The Parties, together with their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person not in the SPAC Group may use or rely on any of the SPAC Privileged Communications, whether located in the records or email server of SPAC, Merger Sub, Holdco, Assetco or their respective Subsidiaries, in any Legal Proceeding against or involving any of the Parties after the Closing, and the Parties, together with their respective Affiliates, Subsidiaries, successors or assigns, agree not to assert that any privilege has been waived as to the SPAC Privileged Communications, by virtue of the Mergers.

(b) Each of the Parties, on behalf of their respective successors and assigns (including, after the Closing, Holdco), hereby agrees that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the shareholders or holders of other equity interests of the Company or any member of the Company Group, or any of their respective directors, members, partners, officers, employees or Affiliates, including Holdco and Assetco (collectively, the “Company Group”), on the one hand, and (y) any member of the SPAC Group, on the other hand, any legal counsel, including Greenburg Traurig, LLP (“GT”) and Meitar, Law Offices (“Meitar”), that represented the Company, Holdco or Assetco prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Company, Holdco or Assetco or any of their respective Subsidiaries, and even though such counsel may have represented the Company, Holdco, Assetco or any of their respective Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for the Company, Holdco, Assetco or any of their respective Subsidiaries. The Parties, on behalf of their respective successors and assigns (including, after the Closing, Holdco), further agree that, as to all communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, the Transaction Agreements or the Transactions) between or among the Company, Holdco, Assetco or any member of the Company Group, on the one hand, and GT or Meitar (as applicable), on the other hand (collectively, the “Company Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the SPAC Group or their respective Subsidiaries or Affiliates. The Parties, together with their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person not in the Company Group may use or rely on any of the Company Privileged Communications, whether located in the records or email server of the Company, Holdco, Assetco or their respective Subsidiaries, in any Legal Proceeding against or involving any of the Parties after the Closing, and the Parties, together with their respective Affiliates, Subsidiaries, successors or assigns, agree not to assert that any privilege has been waived as to the Company Privileged Communications, by virtue of the Mergers.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

HOLDCO NUVO GROUP D.G LTD.

By:	/s/ Kelly Londy
Name: Kelly Londy
Title: Chief Executive Officer

NUVO ASSETCO CORP.

By:	/s/ Kelly Londy
Name: Kelly Londy
Title: Sole Director

H.F.N INSIGHT MERGER COMPANY LTD.

By:	/s/ Simon Horsman
Name: Simon Horsman
Title: Director

NUVO GROUP LTD.

By:	/s/ Kelly Londy
Name: Kelly Londy
Title: Chief Executive Officer

LAMF GLOBAL VENTURES CORP. I

By:	/s/ Simon Horsman
Name: Simon Horsman
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

EXHIBIT E

The following lists are not exclusive of other appropriate changes to be agreed by SPAC and the Company for the Holdco A&R Articles.

Survive deSPAC (together with related definitions and cross-references):

•	Liquidation preference (i.e., Articles 7 and 8)

•	Conversion rights (i.e., Article 9 (other than 9.6))

•	Crossover Preferred Majority (i.e., Article 42.2)

Go away upon deSPAC (together with related definitions and cross-references):

•	Anti-dilution (Article 9.6)

•	Pre-emptive

•	ROFR

•	Co-Sale

•	Bring Along

•	Special Shareholders Majority (Article 42.1)

Exhibit 10.1

SHAREHOLDER SUPPORT AGREEMENT

This Shareholder Support Agreement (this “Agreement”) is dated as of August 17, 2023, by and among LAMF Global Ventures Corp. I, a Cayman Islands exempted company (“SPAC”), the Persons set forth on Schedule I hereto (each, a “Company Shareholder” and, collectively, the “Company Shareholders”), Nuvo Group Ltd., a company organized under the laws of the State of Israel (the “Company”), and Holdco Nuvo Group D.G. Ltd., a limited liability company organized under the laws of the State of Israel (“Holdco”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Shareholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of Company Shares as are indicated opposite each of their names on Schedule I attached hereto (all such Company Shares, together with any Company Shares of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Shareholder during the period from the date hereof through the Termination Date (as defined in Section 3.1) are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, SPAC, the Company, Holdco, Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Assetco”) and H.F.N. Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of SPAC (“Merger Sub”) have entered into a Business Combination Agreement (as amended, restated, modified or supplemented from time to time, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, SPAC will be merged with and into Assetco, with Assetco as the surviving entity of such merger, and Merger Sub will be merged with and into the Company, with the Company as the surviving entity, each pursuant to the terms and conditions set forth in the Business Combination Agreement; and

WHEREAS, as an inducement to SPAC and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SHAREHOLDER SUPPORT AGREEMENT; COVENANTS

1.1 Binding Effect of Business Combination Agreement. Each Company Shareholder hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. From the date hereof until the Termination Date (as defined in Section 3.1 hereof), each Company Shareholder shall be bound by and comply with Section 7.08(a) (Confidentiality) and Section 7.15(a) (No Solicitation) of the Business Combination Agreement (and any relevant definitions contained in the Business Combination Agreement) as if such Company Shareholder was an original signatory to the Business Combination Agreement with respect to such provisions.

1.2 No Transfer. During the period commencing on the date hereof and ending on the Termination Date, each Company Shareholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, assign, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (clauses (i), (ii) and (iii), each, a “Transfer”). Notwithstanding the foregoing, each Company Shareholder may Transfer any Subject Shares: (A) to (1) the Company’s, Holdco’s, SPAC’s or SPAC Sponsor’s officers or directors, (2) any Affiliates or family members of the Company’s, SPAC’s or SPAC Sponsor’s officers or directors, or (3) any direct or indirect partners, members or equityholders of any such Company Shareholder, any Affiliates of any such Company Shareholder or any related investment funds or vehicles controlled or managed by any such Company Shareholder or their respective Affiliates (including, for the avoidance of doubt, where such Company Shareholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership); (B) in the case of a Company Shareholder that is an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such Person, or to a charitable organization; (C) in the case of a Company Shareholder that is an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of a Company Shareholder that is an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement; (E) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (A) through (D) above; (F) to the Company, Holdco, SPAC or SPAC Sponsor; (G) to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of the Company or the vesting of Company share-based awards; (H) in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of the Company; (I) in connection with any Order; or (J) to the Company in connection with the repurchase of such Company Shareholder’s shares in connection with the termination of such Company Shareholder’s employment with the Company or any of its Subsidiaries pursuant to contractual agreements with the Company or any of its Subsidiaries; provided, however, that in the case of the foregoing clauses (A) through (E) the transferee must enter into a written agreement with the Company and SPAC agreeing to be bound by this Agreement prior to the effectiveness of such Transfer.

1.3 New Shares. In the event that (a) any Subject Shares or other equity securities of the Company are issued to a Company Shareholder after the date of this Agreement through the Termination Date pursuant to any distribution of bonus shares, stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares of, on or affecting the Subject Shares owned by such Company Shareholder or any change in any of the Company Shares or other share capital of the Company by reason of any share split-up, subdivision, reverse share split, consolidation, exchange of shares or the like, or (b) a Company Shareholder purchases or otherwise acquires beneficial ownership of, or the power to vote with respect to, any Subject Shares or other equity securities of the Company after the date of this Agreement through the Termination Date, including upon the exercise of any Company Option or Company Warrant or any conversion under any Company SAFE or Company Loan, (such Subject Shares or other equity securities, the “New Securities”), then such New Securities acquired or purchased by such Company Shareholder shall be deemed Subject Shares and shall be subject to the terms of this Agreement to the same extent as if they constituted Subject Shares owned by such Company Shareholder as of the date hereof.

1.4 Company Shareholder Agreements. During the period commencing on the date hereof and ending on the Termination Date, each Company Shareholder hereby unconditionally and irrevocably agrees that, at any meeting of the shareholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of the Company, such Company Shareholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Shareholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, with respect to all of its Subject Shares:

(a) to approve and adopt the Company Shareholder Matters;

(b) in any other circumstances upon which a consent or other approval is required under the Company’s Governing Documents or under any agreements between the Company and its shareholders, or otherwise sought with respect to the Business Combination Agreement or the Transactions or the other Company Shareholder Matters, to vote, consent or approve (or cause to be voted, consented or approved) all of such Company Shareholder’s Subject Shares held at such time in favor thereof;

(c) against any Company Business Combination, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company and any issuance or acquisition of shares or other equity securities of the Company (other than the Business Combination Agreement or the other Transaction Agreements and the Transactions contemplated thereby);

(d) against any proposal, action or agreement that would reasonably be expected to (i) impede, frustrate, delay, discourage, adversely affect, prevent or nullify any provision of this Agreement, the Business Combination Agreement or any other Transaction Agreement or the timely consummation of the Transactions, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement or any other Transaction Agreement, (iii) result in any of the conditions set forth in Article VIII of the Business Combination Agreement not being fulfilled or (iv) change in any manner the capitalization of the Company, including the voting rights of any share capital of the Company or any other securities of the Company (other than, in the case of this clause (iv), pursuant to the Business Combination Agreement or the other Transaction Agreements and the Transactions contemplated thereby).

During the period commencing on the date hereof and ending on the Termination Date, each Company Shareholder hereby agrees that it shall not take any action or omission, or commit or agree to take any action or omission inconsistent with the foregoing.

1.5 No Challenges; Preemptive Rights. Each Company Shareholder hereby waives and agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions within its power necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against SPAC, Merger Sub, Assetco, Holdco, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or any other Transaction Agreement, (b) asserting any rights of appraisal or rights to dissent from the Transactions, or (c) alleging a breach of any duty of care or fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Business Combination Agreement or any other Transaction Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit such Company Shareholder from enforcing such Company Shareholder’s rights under this Agreement and the other agreements entered into by such Company Shareholder in connection herewith, or otherwise in connection with the Mergers or the other transactions contemplated by the Business Combination Agreement or any other Transaction Agreement. Each Company Shareholder hereby waives, and agrees not to assert or perfect or otherwise demand performance of, any and all preemptive rights, rights of first refusal, co-sale rights or any other rights to acquire any equity security of the Company or limit the ability of any other shareholder of the Company to transfer its equity securities of the Company, to the extent such right arose prior to the Termination Date.

1.6 Affiliate Agreements. Each Company Shareholder hereby agrees and consents to the termination of all agreements, arrangements, commitments and understandings set forth on Schedule II hereto to which such Company Shareholder or any of its Affiliates is party or which were made to its benefit, subject to, and effective as of, the Closing, without any further liability or obligation of such Company Shareholder to the Company, the Company’s Subsidiaries or SPAC, provided and further subject to each other counterparty to each such affiliate agreement agreeing in writing to the termination thereof to the extent such counterparty’s consent is required for such termination. To the extent a Company Shareholder beneficially owns any Company SAFEs, Company Loans or Company Warrants and has not previously entered into an amendment(s) substantially in the form(s) attached hereto as Exhibit I, the Company Shareholder has entered into such an amendment concurrently with the execution of this Agreement.

1.7 Registration Rights Agreement. Each of the Company Shareholders set forth on Schedule III will deliver, substantially simultaneously with the Acquisition Effective Time, a duly-executed copy of the Registration Rights Agreement substantially in the form attached as Exhibit C to the Business Combination Agreement.

1.8 Further Assurances. Each Company Shareholder shall use commercially reasonable efforts to take, or cause to be taken, such further actions and do, or cause to be done, all things reasonably necessary within its reasonable control (including under applicable laws) to consummate the Mergers and the other transactions contemplated by this Agreement and the Business Combination Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

1.9 No Inconsistent Agreement; No Voting Trusts. Each Company Shareholder hereby represents and covenants that such Company Shareholder has not entered into, and shall not enter into prior to the Termination Date, any agreement that would restrict, limit or interfere with the performance of such Company Shareholder’s obligations hereunder. Each Company Shareholder agrees that, during the term of this Agreement, such Company Shareholder will not, and will not permit any Person under such Company Shareholder’s control to, deposit any Subject Shares in a voting trust, grant any proxies with respect to the Subject Shares or subject any of the Subject Shares to any arrangement with respect to the voting of the Subject Shares except as contemplated in this Agreement.

1.10 Consent to Disclosure. Each Company Shareholder hereby consents to the publication and disclosure in the Registration Statement (and, as and to the extent otherwise required by applicable securities laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC or the Company to any Governmental Entity or to securityholders of SPAC) of such Company Shareholder’s identity and record and beneficial ownership of Subject Shares and the nature of such Company Shareholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by SPAC or the Company, a copy of this Agreement. Each Company Shareholder will promptly provide any information reasonably requested by SPAC or the Company for any regulatory application or filing made or approval sought in connection with the Transactions, which approval or filing is specifically set forth in the Business Combination Agreement (including filings with the SEC), except for any information that is subject to attorney-client privilege or confidentiality obligations.

1.11 Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) no Company Shareholder makes any agreement or understanding herein in any capacity other than in such Company Shareholder’s capacity as a record holder and beneficial owner of the Subject Shares, and (b) nothing herein will be construed to limit or affect any action or inaction by any Company Shareholder serving as a member of the board of directors of the Company or Holdco or as an officer or fiduciary of the Company or Holdco, in each case, acting in such person’s capacity as a director, officer or fiduciary of the Company or Holdco.

1.12 Lock-Up. Notwithstanding anything to the contrary in the Holdco A&R Articles or herein, each Company Shareholder hereby agrees that, upon and subject to the Closing, such Company Shareholder shall not Transfer any Lock-Up Shares or any instruments exercisable or exchangeable for, or convertible into, such Lock-Up Shares until the day following the six (6)-month anniversary of the Closing, in each case other than with the written consent of the SPAC Sponsor, which consent will not be unreasonably withheld, conditioned or delayed, including where the release of such lock-up is necessary to enable Holdco to meet any Nasdaq Capital Market minimum public float requirements or other applicable regulatory conditions. For the purposes of this Agreement, “Lock-Up Shares” shall mean: (i) any shares of Holdco issued to a Company Shareholder in exchange for Subject Shares pursuant to the Business Combination Agreement (excluding, for the avoidance of doubt, in respect of any Company Crossover Preferred Shares), and (ii) any ordinary shares of Holdco issued to a Company Shareholder substantially concurrently with the Closing pursuant to a securities purchase agreement. Notwithstanding the foregoing, each Company Shareholder may Transfer any Lock-Up Shares: (A) (1) to the Company’s, Holdco’s, SPAC’s or SPAC Sponsor’s officers or directors, (2) to any Affiliates or family members of the Company’s, SPAC’s or SPAC Sponsor’s officers or directors, or (3) to any direct or indirect partners, members or equityholders of any such Company Shareholder, any Affiliates of any such Company Shareholder or any related investment funds or vehicles controlled or managed by any such Company Shareholder or their respective Affiliates (including, for the avoidance of doubt, where such Company Shareholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership); (B) in the case of a Company Shareholder that is an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such Person, or to a charitable organization; (C) in the case of a Company Shareholder that is an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of a Company Shareholder that is an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement; (E) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (A) through (D) above; (F) to the Company, Holdco, SPAC or SPAC Sponsor; (G) to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of the Company or the vesting of Company share-based awards; (H) in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of the Company; (I) in connection with any Order; or (J) to the Company in connection with the repurchase of such Company Shareholder’s shares in connection with the termination of such Company Shareholder’s employment with the Company or any of its Subsidiaries pursuant to contractual agreements with the Company or any of its Subsidiaries; provided, however, that in the case of the foregoing clauses (A) through (E) the transferee must enter into a written agreement with the Company and SPAC agreeing to be bound by this Agreement prior to the effectiveness of such Transfer.

1.13 Several and Not Joint Obligations. The representations, warranties, covenants, agreements, obligations and liability of the Company Shareholders party to this Agreement shall be several, and not joint. Notwithstanding any other provision of this Agreement, in no event will any Company Shareholder be liable for any other Person’s breach of such other Person’s representations, warranties, covenants, or agreements contained in this Agreement, the Business Combination Agreement or any other Transaction Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Company Shareholder. Each Company Shareholder represents and warrants as of the date hereof to SPAC and the Company (solely with respect to itself, himself or herself and not with respect to any other Company Shareholder) as follows:

(a) Organization; Due Authorization. If such Company Shareholder is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Shareholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Shareholder. If such Company Shareholder is an individual, such Company Shareholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Shareholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Shareholder, enforceable against such Company Shareholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Shareholder.

(b) Ownership. Such Company Shareholder is the record and “beneficial owner” (as defined under the Exchange Act) of, and has good title to, all of such Company Shareholder’s Subject Shares as indicated opposite such Company Shareholder’s name on Schedule I attached hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Business Combination Agreement or (iv) any applicable securities laws. Such Company Shareholder’s Subject Shares, Company SAFEs, Company Loans and Company Warrants as indicated opposite such Company Shareholder’s name on Schedule I attached hereto are the only equity securities in the Company owned of record or beneficially by such Company Shareholder on the date of this Agreement (other than any Company Options), and none of such Company Shareholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Other than as set forth opposite such Company Shareholder’s name on Schedule I, such Company Shareholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or the right to exercise any voting power with respect to any equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Shareholder does not, and the performance by such Company Shareholder of his, her or its obligations hereunder will not, (i) conflict with or result in a violation of the Governing Documents (if such Company Shareholder is not an individual), any Contract, Order or law applicable to such Company Shareholder or to such Company Shareholder’s property or assets (including the Subject Shares) that would reasonably be expected to prevent or delay the consummation of the Transactions or that would reasonably be expected to prevent such Company Shareholder from fulfilling his, her or its obligations under this Agreement, (ii) result in the creation or imposition of any Lien (other than the Liens referred to in Section 2.1(b)(i) through (iv) above) upon the Subject Shares or (iii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Shareholder or such Company Shareholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Shareholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Legal Proceedings pending against such Company Shareholder, or to the knowledge of such Company Shareholder threatened against such Company Shareholder, before (or, in the case of threatened Legal Proceedings, that would be before) any Governmental Entity, which in any manner challenges or seeks to or otherwise could reasonably be expected to prevent, enjoin or materially delay the Transactions or the performance by such Company Shareholder of its, his or her obligations under this Agreement or the Transaction Agreements.

(e) Adequate Information. Such Company Shareholder has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon SPAC or the Company and based on such information as such Company Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Shareholder acknowledges that SPAC and the Company have not made and do not make any representation or warranty to such Company Shareholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions contemplated by the Business Combination Agreement based upon arrangements made by such Company Shareholder, for which the Company, SPAC or any of their Affiliates may become liable.

(g) Acknowledgment. Such Company Shareholder understands and acknowledges that each of SPAC and the Company is entering into the Business Combination Agreement in reliance upon such Company Shareholder’s execution and delivery of this Agreement.

(h) No Other Representations or Warranties. Except for the representations and warranties made by each Company Shareholder (solely with respect to itself, himself or herself and not with respect to any other Company Shareholder) in this Article II and in the other Transaction Agreements, no Company Shareholder nor any other Person makes any express or implied representation or warranty to SPAC or the Company in connection with this Agreement or the transactions contemplated by this Agreement, and each Company Shareholder expressly disclaims any such other representations or warranties.

ARTICLE III

MISCELLANEOUS

3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time (as defined below) and (b) as to each Company Shareholder, the written agreement of SPAC, the Company and such Company Shareholder (with respect to each Company Shareholder, the earliest such date under clause (a) and (b) being referred to herein as the

“Termination Date”). Upon such termination of this Agreement, all obligations of the parties under this Agreement (other than Section 1.11) will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, pursuant to this Agreement (it being clarified that where the termination is with respect to one or more, but not all Company Shareholders, then the foregoing provisions shall apply only with respect to such partial termination but shall not affect the obligations and rights of the remaining parties to the Agreement); provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any willful breach of this Agreement prior to such termination. This Article III shall survive the termination of this Agreement. For the purposes of this Section 3.1, “Expiration Time” means the earlier of (a) the Acquisition Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.01 thereof. Notwithstanding the foregoing, in the event that the Closing is consummated, the provisions of Section 1.11 shall expire upon the day following the six (6)-month anniversary of the Closing.

3.2 Governing Law; Jurisdiction. This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the law of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive (except as noted below) jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the Delaware Supreme Court or the United States District Court for the District of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the Delaware Supreme Court or the United States District Court for the District of Delaware), (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery or in the Delaware Supreme Court or the United States District Court for the District of Delaware, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 3.8 shall be effective service of process for any suit, action or proceeding brought in any such court. Notwithstanding the foregoing, the parties hereto agree that SPAC may bring any claim or cause of action based upon performance of this Agreement that seeks injunctive relief against any Company Shareholder in any court in the State of Israel.

3.3 Waiver of Jury Trial. THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, EXECUTION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT AMONG THE PARTIES HERETO IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Other than Transfers permitted by a Company Shareholder pursuant to Section 1.2 (and only on the terms therein), neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) (i) by any Company Shareholder without the prior written consent of the Company and SPAC or (ii) by the Company or SPAC without the prior written consent of the other.

3.5 Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties hereto acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) there is adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party hereto seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

3.6 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by SPAC, the Company and with respect to a Company Shareholder, such Company Shareholder.

3.7 Severability. If any provision of this Agreement is held illegal, invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect and such invalid or unenforceable provision will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof. Any provision of this Agreement held illegal, invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held illegal, invalid or unenforceable.

3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to SPAC:

LAMF Global Ventures Corp. I

9255 Sunset Boulevard, Suite 515

West Hollywood, California 90069

Attention:     Simon Horsman

Email:           simon@lamfglobal.com

with a copy to (which will not constitute notice):

White & Case LLP

555 South Flower Street, Suite 2700

Los Angeles, California 90071

Attention:     Daniel Nussen

                     Matthew Barnett

Email:           daniel.nussen@whitecase.com

                       matthew.barnett@whitecase.com

and

Herzog Fox and Neeman Law Offices

Herzog Tower, 6 Yitzhak Sadeh St.

Tel-Aviv 6777506, Israel

Attention:     Ory Nacht, Adv.

Email:           nachto@herzoglaw.co.il

If to the Company:

Nuvo Group Ltd.

Yigal Alon 94

Building 1

Tel Aviv, Israel 6789155

Attention:     Kelly Londy

Email:           kelly.londy@nuvocares.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, P.A.

333 SE 2nd Avenue, Suite 4400

Miami, Florida 33131

Attention:       Robert Grossman

                      Adam Namoury

Email:           grossmanb@gtlaw.com

                      Adam.namoury@gtlaw.com

and

Meitar | Law Offices

16 Abba Hillel Silver Rd.

Ramat-Gan 52506, Israel

Attention:     Yoav Sade, Adv.

                      Ran Camchy, Adv.

Email:           yoavs@meitar.com

                       ranca@meitar.com

If to a Company Shareholder:

To such Company Shareholder’s address set forth in Schedule I with a copy (which will not constitute actual or constructive notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue, Suite 4400

Miami, Florida 33131

Attention:     Robert Grossman

                     Adam Namoury

Email:           grossmanb@gtlaw.com

                       Adam.namoury@gtlaw.com

and

Meitar | Law Offices

16 Abba Hillel Silver Rd.

Ramat-Gan 52506, Israel

Attention:     Yoav Sade, Adv.

                      Ran Camchy, Adv.

Email:           yoavs@meitar.com

                       ranca@meitar.com

3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

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IN WITNESS WHEREOF, the Company Shareholders, SPAC, and the Company have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS

Zion Vaknin RDC Ltd.

By:	/s/ Zion Vaknin
Name:	Zion Vaknin
Title:	Director

Zion Vaknin

By:	/s/ Zion Vaknin
Name:	Zion Vaknin
Title:	Individual

Oren Oz

By:	/s/ Oren Oz
Name:	Oren Oz
Title:	Individual

Nuvo Investors LLC, Nalay Inc., LCK Holdings LLC, CTSK Holdings LLC, CTK Holdings Ltd.

By:	/s/ Laurence Klein
Name:	Laurence Klein
Title:	Managing Director

Kelly Londy

By:	/s/ Kelly Londy
Name:	Kelly Londy
Title:	Individual

Haim Blecher

By:	/s/ Haim Blecher
Name:	Haim Blecher
Title:	Individual

Gerald Ostrov

By:	/s/ Gerald Ostrov
Name:	Gerald Ostrov
Title:	Individual

Zion Vaknin

Dennis Berman Revocable Trust

By:	/s/ Dennis Berman
Name:	Dennis Berman
Title:	Trustee

David Amsalem

By:	/s/ David Amsalem
Name:	David Amsalem
Title:	Individual

Amit Reches

By:	/s/ Amit Reches
Name:	Amit Reches
Title:	Individual

[Signature Page to Shareholder Support Agreement]

SPAC:

LAMF GLOBAL VENTURES CORP. I

By: /s/ Simon Horsman
Name: Simon Horsman
Title: Chief Executive Officer

[Signature Page to Shareholder Support Agreement]

COMPANY:

NUVO GROUP LTD.

By: /s/ Kelly Londy
Name: Kelly Londy
Title: Chief Executive Officer

HOLDCO:

HOLDCO NUVO GROUP D.G. LTD.

By: /s/ Kelly Londy
Name: Kelly Londy
Title: Chief Executive Officer

[Signature Page to Shareholder Support Agreement]

Exhibit 10.2

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Support Agreement”) is dated as of August 17, 2023, by and among LAMF Global Ventures Corp. I, a Cayman Islands exempted company (“SPAC”), Nuvo Group Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”), Holdco Nuvo Group D.G. Ltd., a limited liability company organized under the laws of the State of Israel (“Holdco”), LAMF SPAC Holdings I LLC, a Cayman Islands limited liability company (the “Sponsor”) and the directors and executive officers of SPAC whose names appear on the signature pages of this Support Agreement (such shareholders and affiliates, the “Insiders”, and together with the Sponsor, the “Sponsor Parties” and individually, a “Sponsor Party”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsor Parties are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) (“Beneficial Owners” or “Beneficially Own”) of 9,539,333 SPAC Shares and 553,000 Private Placement Warrants in the aggregate as set forth on Schedule I attached hereto (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Support Agreement, the Company, Holdco, Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Assetco”), H.F.N. Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of SPAC (“Merger Sub”), and SPAC, are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things, SPAC will be merged with and into Assetco, with Assetco as the surviving entity of such merger, and Merger Sub will be merged with and into the Company, with the Company as the surviving entity (together with the Transactions, the “Business Combination”);

WHEREAS, as a result of the Business Combination, each issued and outstanding security of SPAC immediately prior to the SPAC Effective Time will no longer be outstanding and will be converted into a substantially equivalent security of Holdco, all on the terms and conditions set forth in the Business Combination Agreement;

WHEREAS, the Sponsor Parties and SPAC are parties to that certain letter agreement, dated as of November 10, 2021 (the “Letter Agreement”), by and among SPAC, the Sponsor, and the other Sponsor Parties party thereto;

WHEREAS, in connection with the Business Combination, the parties to the Letter Agreement desire to amend and replace the Founder Shares Lock-up Period (as defined in the Letter Agreement) contained in Section 7(a) of the Letter Agreement with Section 1.9 hereof;

WHEREAS, the Company has entered into (and may enter into additional) securities purchase agreements (the “Securities Purchase Agreements”) pursuant to which (i) the Company has or will issue to certain investors, prior to, or concurrently with, the execution of the Business Combination Agreement, Company Crossover Preferred Shares and (ii) upon and subject to the Closing, Holdco will issue certain Holdco Ordinary Shares (the “Interim Financing”);

WHEREAS, in connection with the closing of the SPAC Merger, the Sponsor desires to irrevocably forfeit, assign, transfer and tender to SPAC up to 1,000,000 SPAC Shares (the “Sponsor Incentive Shares”), for cancellation on the terms and subject to the conditions set forth in this Support Agreement and, in connection therewith, the Holdco has agreed to issue up to 3,900,000 Holdco Ordinary Shares pursuant to the Securities Purchase Agreements; and

WHEREAS, as an inducement to SPAC and the Company to enter into the Business Combination Agreement and to consummate the Business Combination, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each Sponsor Party hereby acknowledges that it has read the Business Combination Agreement and this Support Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor Party shall be bound by and comply with Sections 7.08(a)-(b) (Confidentiality; Communications Plan; Access to Information) and Section 7.15(b) (No Solicitation) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor Party were an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the SPAC Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of SPAC, each Sponsor Party shall not, without the prior written consent of the Company, (i) sell, offer to sell, assign, transfer (including by operation of law), contract or agree to sell, redeem, hypothecate, pledge, distribute, dispose of or otherwise encumber, grant any option, right or warrant to purchase or otherwise dispose of or agree to dispose of, directly or indirectly (other than pursuant to any non-redemption agreements previously entered into by SPAC and the Sponsor and any non-redemption agreements that may be entered into by SPAC and the Sponsor in connection with the Business Combination), file (or participate in the filing of) a proxy statement or a registration statement with the SEC (other than the Proxy Statement and Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the

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meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by such Sponsor Party or any options, warrants or right to acquire SPAC shares, or otherwise agree to do any of the foregoing (unless the transferee agrees to be bound by this Support Agreement in a form reasonably acceptable to the Company), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by such Sponsor Party, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, (iii) deposit any of the Subject Securities in a voting trust, enter into a voting agreement or subject any of the Subject Securities to any arrangement with respect to the voting of such Subject Securities, pursuant to this Support Agreement, or (iv) publicly announce any intention to effect any transaction specified in clause (i), (ii) or (iii).

Section 1.3 New Shares. In the event that (a) any SPAC Shares, SPAC Warrants or other equity securities of SPAC are issued to a Sponsor Party after the date of this Support Agreement pursuant to any share dividend, share split, recapitalization, reclassification, combination or exchange of SPAC Shares or SPAC Warrants of, on or affecting the SPAC Shares or SPAC Warrants owned by such Sponsor Party or otherwise, (b) a Sponsor Party purchases or otherwise acquires Beneficial Ownership of any SPAC Shares, SPAC Warrants or other equity securities of SPAC after the date of this Support Agreement, or (c) a Sponsor Party acquires the right to vote or share in the voting of any SPAC Shares or other equity securities of SPAC after the date of this Support Agreement (such SPAC Shares, SPAC Warrants or other equity securities of SPAC, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor Party shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Subject Securities owned by such Sponsor Party as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor shall deliver to SPAC and the Company a duly executed copy of that certain Registration Rights Agreement, by and among the Company, Holdco, SPAC, the Sponsor, the executive officers and directors of the Sponsor prior to the consummation of the Business Combination and certain former shareholders of the Company, in substantially the form attached as Exhibit C to the Business Combination Agreement.

Section 1.5 Sponsor Party Agreements.

(a) At any meeting of the SPAC Shareholders, however called, including the Special Meeting, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the SPAC Shareholders is sought, each Sponsor Party shall (x) appear at each such meeting (in person or by proxy) or otherwise cause all of its SPAC Shares to be counted as present thereat for purposes of calculating a quorum and (y) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering all of its SPAC Shares:

(i) in favor of each SPAC Shareholder Matters; and

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(ii) against any (A) merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC, (B) action, agreement, transaction or proposal (other than the Business Combination Agreement and the Business Combination) that would result in a breach of, is in competition with or is materially inconsistent with any covenant, representation or warranty or any other obligation or agreement of SPAC under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Business Combination from being consummated, and (C) action, agreement, transaction or proposal that would (x) impede, frustrate, prevent or nullify any provision of or the ability of SPAC to consummate the Business Combination Agreement or the Business Combination, or (y) change in any manner the dividend policy or capitalization of, including the voting rights of any SPAC Shares.

Each Sponsor Party shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Sponsor Party shall comply with, and fully perform all of his, her or its obligations, covenants and agreements set forth in, the Letter Agreement (as amended pursuant to this Sponsor Support Agreement), including the obligations of the Sponsor Parties pursuant to Section 1 therein to not redeem any SPAC Shares owned by such Sponsor Party in connection with the transactions contemplated by the Business Combination Agreement or participate in any redemption of any of such SPAC Shares by tendering or submitting any of such SPAC Shares for redemption in connection with the Business Combination. Each Sponsor Party hereby waives any and all right, title, interest or claim of any kind in or to any distribution of the Trust Account with respect to his, her or its SPAC Shares in connection with the Business Combination.

(c) During the period commencing on the date hereof and ending on the earlier of the SPAC Effective Time and the termination of the Business Combination Agreement pursuant to Section 9.01 thereof, without the prior written consent of the Company, each Sponsor Party shall not modify or amend any Contract listed on Schedule II hereto.

(d) Following the Closing, the Sponsor agrees to reasonably support any Follow-on Offering (as defined below) during the Lock-up Period (as defined below).

(e) In the event Holdco consummates a Follow-on Offering during the Lock-up Period and the aggregate amount raised in any Financing Transaction (as defined below) and such Follow-on Offering is less than $2,000,000, the Sponsor shall irrevocably forfeit, assign, transfer and tender to Holdco a pro rata portion of 500,000 Lock-up Shares representing the difference between $2,000,000 and such aggregate amount raised. In the event Holdco consummates a Follow-on Offering during the Lock-up Period and the aggregate amount raised in any Financing Transaction (as defined below) and such Follow-on Offering is less than $25,000,000 (excluding amounts received in connection with the Interim Financing and any investment counted for purposes of the preceding sentence), the Sponsor shall irrevocably forfeit, assign, transfer and tender to Holdco a pro rata portion of the Pooled Shares (as defined below) representing the difference between $25,000,000 and such aggregate amount raised.

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Section 1.6 Further Assurances. Each Sponsor Party shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable law within its reasonable control to consummate the Business Combination and the other Transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.7 No Inconsistent Agreement. Each Sponsor Party hereby represents and covenants that such Sponsor Party has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.

Section 1.8 No Amendments to Letter Agreement. Other than as provided by Section 1.9 hereof, (a) neither the Sponsor Parties nor SPAC shall amend, terminate or otherwise modify the Letter Agreement, without the Company’s or Holdco’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (b) each Sponsor Party shall comply with, and fully perform, all of its obligations, covenants and agreements set forth in the Letter Agreement.

Section 1.9 Lock-up.

(a) SPAC and the Sponsor Parties, as the parties to the Letter Agreement, hereby agree that Section 7(a) of the Letter Agreement shall be amended and replaced with this Section 1.9, subject to and effective upon the Closing of the Business Combination.

(b) Subject to Section 1.9(c), each of the Sponsor Parties agrees that he, she or it shall not Transfer any of his, her or its Lock-up Shares during the Lock-up Period.

(c) Notwithstanding Section 1.9(b), each of the Sponsor Parties and any of their respective Permitted Transferees (as defined below) shall be permitted, subject to compliance with applicable law, to Transfer their Lock-up Shares during the Lock-up Period (i) to (A) Holdco’s officers or directors, (B) any Affiliates or family members of Holdco’s officers or directors or (C) any members or partners of the Sponsor Parties or any Affiliates of the Sponsor Parties; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person; (iii) by gift to a charitable organization; (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (v) in the case of an individual, pursuant to a qualified domestic relations order; (vi) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder; (vii) to Assetco or Holdco; or (viii) in connection with a liquidation, merger, stock exchange, reorganization, tender offer or other similar transaction which results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property subsequent to the Closing Date (each such transferee in clauses (i) – (viii) collectively, a “Permitted Transferee”); provided, however, that in the case of clauses (i) through (v) these Permitted Transferees must enter into a written agreement with Holdco, in a form reasonably acceptable to Holdco, agreeing to be bound by the transfer restrictions in this Section 1.9. Any Transfer in violation of this Section 1.9 shall be null and void ab initio.

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(d) For purposes of this Section 1.9:

(i) “Extension Shares” shall mean the up to 1,212,960 SPAC Shares to be transferred by the Sponsor to certain unaffiliated third parties who executed non-redemption agreements with SPAC and the Sponsor in May 2023 pursuant to the terms thereof;

(ii) “Lock-up Period” shall mean the period beginning on the Closing Date and ending six (6) months after the Closing Date; provided, that with respect to 2,450,980 Lock-up Shares (the “Pooled Shares”), the Lock-up Period shall mean the period beginning on the Closing Date and ending on the later of (a) the date that is six (6) months after the Closing Date, and (b) the earliest of (1) Holdco or the Company’s receipt, substantially concurrently with and/or any time after the Closing, of gross proceeds from any common equity or convertible financing transaction, including, without limitation, any PIPE transaction or equity line of credit (a “Financing Transaction”), of at least $25,000,000 (excluding amounts received in connection with the Interim Financing and any investment counted for purposes of the first sentence of Section 1.5(e)), (2) the closing of Holdco’s first marketed/underwritten follow-on offering (a “Follow-on Offering”) and (3) the closing of a Holdco Change of Control. For the purposes of this Section 1.9(d)(ii), a “Holdco Change of Control” means (A) a sale, lease, license or other disposition, in a single transaction or a series of related transactions, of fifty percent (50%) or more of the assets of Holdco; (B) a merger, consolidation or other business combination of Holdco with any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) acquiring at least fifty percent (50%) of the combined voting power of the then outstanding securities of Holdco or the surviving person outstanding immediately after such merger, consolidation or other business combination; or (C) any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), in a single transaction or a series of related transactions, obtaining Beneficial Ownership of the voting stock of Holdco representing more than fifty percent (50%) of the voting power of the capital stock of Holdco entitled to vote for the election of directors of Holdco.

(iii) “Lock-up Shares” shall mean the SPAC Shares included in the Subject Securities, which, for the avoidance of doubt, shall not include (a) any Extension Shares or (b) SPAC Private Placement Warrants or SPAC Class A Shares that were included as part of the units purchased by the Sponsor in a private placement that occurred simultaneously with the completion of SPAC’s initial public offering (the “SPAC Private Placement Shares”); and

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(iv) “Transfer” means the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

(e) For the avoidance of doubt, the parties to this Support Agreement hereby agree that the restrictions on transfer described in this Section 1.9 shall not apply to any Extension Shares, SPAC Private Placement Warrants or SPAC Private Placement Shares, and that the restrictions on transfer described in Section 7(b) of the Letter Agreement shall continue to apply to the SPAC Private Placement Warrants and SPAC Private Placement Shares until the expiration of such restrictions pursuant to the terms of the Letter Agreement.

Section 1.10 Board Observer.

(a) From the Closing Date and until the date the Sponsor Parties, including the parties to the Interim Financing named on Schedule III, the members of the Sponsor and their respective Permitted Transferees, in the aggregate, Beneficially Own less than 5% of the outstanding Holdco Ordinary Shares (after taking into account any securities of Holdco Beneficially Owned by the Sponsor Parties convertible into Holdco Ordinary Shares) (the “Sponsor Sunset Date”), the Sponsor shall be entitled to designate one (1) observer on the board of directors of Holdco (the “Holdco Board”) (the “Sponsor Board Observer”).

(b) The Sponsor Board Observer may resign at any time upon written notice to the Holdco Board.

(c) The Sponsor shall have the exclusive right to designate the Sponsor Board Observer to fill any vacancies created by reason of the death, removal or resignation of a Sponsor Board Observer, and Holdco shall take all reasonably necessary action to cause any such vacancy to be filled by a replacement Sponsor Board Observer as promptly as reasonably practicable.

(d) Holdco agrees that it will invite the Sponsor Board Observer to attend, in a non-voting observer capacity, all meetings of the Holdco Board for the purposes of permitting the Sponsor Board Observer to have current information with respect to the affairs of Holdco and the actions taken by the board of directors; provided, that the Sponsor Board Observer may be excluded from all or any portion of any such meeting of the Holdco Board to the extent that the Holdco Board determines in good faith and upon the advice of counsel to Holdco that such exclusion is required to preserve the attorney-client privilege between Holdco and its counsel, or to the extent the respective interests of Holdco, on one hand, and the Sponsor, on the other hand, as to the matter(s) to be discussed or actions to be taken during such portion of such meeting of the Holdco Board, conflict or could be perceived to conflict (in the good faith judgment of the Holdco Board).

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(e) In no event shall the Sponsor Board Observer: (i) be deemed to be a member of the Holdco Board or any committee thereof; (ii) have the right to vote on any matter under consideration by Holdco Board or otherwise have any power to cause Holdco to take, or not to take, any action; or (iii) have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to Holdco or its shareholders or any duties (fiduciary or otherwise) otherwise applicable to the directors of Holdco. As a non-voting observer, subject to the proviso in Section 1.10(d), the Sponsor Board Observer will also be provided (concurrently with delivery to the directors of Holdco and in the same manner delivery is made to them) copies of all notices, minutes, consents, and all other materials or information (financial or otherwise) that are provided to the directors with respect to a meeting or any written consent in lieu of meeting; provided, that the failure to deliver or make available one or more of the items described in this sentence shall not affect the validity of any action taken by the Holdco Board.

(f) Notwithstanding anything to the contrary herein, prior to the Sponsor Board Observer being entitled to attend any meeting of the Holdco Board or receive the information specified in Section 1.10(e), the Sponsor Board Observer shall execute and deliver to Holdco a customary confidentiality agreement in form and substance reasonably satisfactory to Holdco.

Section 1.11 Interim Financing.

(a) Immediately prior to the closing of the SPAC Merger, the Sponsor shall irrevocably forfeit, assign, transfer and tender to SPAC up to 1,000,000 Sponsor Incentive Shares, for cancellation substantially concurrently with the closing of the SPAC Merger, pro rata in respect to up to $10,000,000 raised in the Interim Financing (exclusive of the $3,000,000 committed prior to the date of this Support Agreement). By way of example, if $12,000,000 is raised in the Interim Financing, the Sponsor would retain 100,000 Sponsor Incentive Shares and forfeit 900,000 Sponsor Incentive Shares, which would be indirectly allocated by Holdco pro rata among the Interim Financing investors in respect of the $9,000,000 raised above the $3,000,000 committed prior to the date of this Support Agreement.

(b) Holdco shall, and the Company shall cause Holdco, immediately following the closing of the Acquisition Merger, issue up to 3,900,000 Holdco Ordinary Shares, in accordance with the Securities Purchase Agreements, pro rata in respect to up to $13,000,000 raised in the Interim Financing; provided that 900,000 of such Holdco Ordinary Shares will be issued to the Persons who committed $3,000,000 in the Interim Financing prior to the date of this Support Agreement. By way of example, if $12,000,000 is raised in the Interim Financing, Holdco would issue 900,000 Holdco Ordinary Shares pro rata to the Interim Financing investors in respect of the $3,000,000 committed prior to the date of this Support Agreement and Holdco would issue 2,700,000 Holdco Ordinary Shares pro rata among the Interim Financing investors in respect of the $9,000,000 raised above the $3,000,000 committed prior to the date of this Support Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of each Sponsor PartySection 2.2 . Each Sponsor Party severally, and not jointly, represents and warrants as of the date hereof to SPAC and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor Party) as follows:

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(a) Organization; Due Authorization. If such Sponsor Party is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Sponsor Party’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party has full legal capacity, right and authority to execute and deliver this Support Agreement and to perform his or her obligations hereunder. This Support Agreement has been duly executed and delivered by such Sponsor Party and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Sponsor Party, enforceable against such Sponsor Party in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Support Agreement is being executed in a representative or fiduciary capacity, the Person signing this Support Agreement has full power and authority to enter into this Support Agreement on behalf of the applicable Sponsor Party.

(b) Ownership. Such Sponsor Party is the record and Beneficial Owner of, and has good title to, all of such Sponsor Party’s Subject Securities listed across from such Sponsor Party’s name on Schedule I hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Support Agreement, (ii) the SPAC Articles, (iii) the Letter Agreement or (iv) any applicable securities laws. Such Sponsor Party’s Subject Securities are the only equity securities in SPAC owned of record or beneficially by such Sponsor Party on the date of this Support Agreement, and none of such Sponsor Party’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Letter Agreement. Other than the SPAC Warrants held by such Sponsor Party, such Sponsor Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC.

(c) No Conflicts. The execution and delivery of this Support Agreement by such Sponsor Party does not, and the performance by such Sponsor Party of his, her or its obligations hereunder will not, (i) if such Sponsor Party is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor Party or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party or such Sponsor Party’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor Party of its, his or her obligations under this Support Agreement.

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(d) Litigation. There are no Legal Proceedings pending against such Sponsor Party, or to the knowledge of such Sponsor Party threatened against such Sponsor Party, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor Party of its, his or her obligations under this Support Agreement.

(e) Brokerage Fees. Except as described in Section 5.18 of the SPAC Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Business Combination based upon arrangements made by such Sponsor Party, for which SPAC or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither such Sponsor Party nor any of its Affiliates, to the knowledge of such Sponsor Party, any Person in which such Sponsor Party has a direct or indirect legal, contractual or Beneficial Ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with SPAC or its Subsidiaries.

(g) Acknowledgment. Such Sponsor Party understands and acknowledges that each of SPAC and the Company is entering into the Business Combination Agreement in reliance upon such Sponsor Party’s execution and delivery of this Support Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Support Agreement shall automatically terminate, without any notice or other action by any party hereto, and be of no further force or effect, upon the earliest of (a) the consummation of the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.01 (Termination) thereof, (c) the dissolution, liquidation or winding up of SPAC prior to the Closing and (d) the written agreement of the Sponsor, SPAC and the Company (prior to the Closing) or Holdco (after the Closing). Upon such termination, all obligations of the parties under this Support Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement shall not relieve any party hereto from liability arising in respect of any material breach of this Support Agreement prior to such termination. This Article III shall survive the termination of this Support Agreement. Notwithstanding the foregoing, in the event that the Closing is consummated, the provisions of Sections 1.5(d) and (e) and Section 1.9 shall expire upon the expiration of the Lock-up Period, and Section 1.10 shall expire in accordance with its respective terms, in any case unless specifically terminated pursuant to Section 3.1(c).

Section 3.2 Reserved.

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Section 3.3 Fiduciary Duties. Notwithstanding anything in this Support Agreement to the contrary, (a) the Sponsor makes no agreement or understanding herein in any capacity other than in the Sponsor’s capacity as a record holder and Beneficial Owner of the Subject Securities, and (b) nothing herein will be construed to limit or affect any action or inaction by any representative of the Sponsor serving as a member of the board of directors of SPAC or Holdco or as an officer or fiduciary of SPAC or Holdco, in each case, acting in such person’s capacity as a director, officer or fiduciary of SPAC or Holdco.

Section 3.4 No Third Party Beneficiaries. This Support Agreement shall be for the sole benefit of the parties hereto and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Support Agreement. Nothing in this Support Agreement, expressed or implied, is intended to or shall constitute the parties, partners or participants in a joint venture.

Section 3.5 Incorporation by Reference. Sections 7.11 (No Claim Against Trust Account); 10.01 (No Survival); 11.03 (Counterparts; Electronic Delivery), 11.04 (Entire Agreement; Third Party Beneficiaries), 11.05 (Severability), 11.06 (Other Remedies; Specific Performance), 11.07 (Governing Law), 11.08 (Consent to Jurisdiction; Waiver of Jury Trial), 11.09 (Rules of Construction), 11.12 (Amendment), and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply to this Support Agreement mutatis mutandis.

Section 3.6 Assignment. This Support Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Support Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.7 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to SPAC:

LAMF Global Ventures Corp. I

9255 Sunset Boulevard, Suite 515

West Hollywood, California 90069

Attention:     Simon Horsman

Email:           simon@lamfglobal.com

with a copy to (which will not constitute notice):

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White & Case LLP

555 South Flower Street, Suite 2700

Los Angeles, California 90071

Attention:     Daniel Nussen

Matthew Barnett

Email:           daniel.nussen@whitecase.com

matthew.barnett@whitecase.com

If to the Company:

Nuvo Group Ltd.

Yigal Alon 94

Building 1

Tel Aviv, Israel 6789155

Attention: Kelly Londy

Email:       kelly.londy@nuvocares.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, P.A.

333 SE 2nd Avenue, Suite 4400

Miami, Florida 33131

Attention: Robert Grossman

        Adam Namoury

Email:      grossmanb@gtlaw.com

        Adam.namoury@gtlaw.com

If to a Sponsor Party:

[Sponsor Party]

c/o LAMF SPAC Holdings I LLC

9255 Sunset Boulevard, Suite 515

West Hollywood, California 90069

with a copy to (which will not constitute notice):

White & Case LLP

555 South Flower Street, Suite 2700

Los Angeles, California 90071

Attention: Daniel Nussen

        Matthew Barnett

Email:       daniel.nussen@whitecase.com

        matthew.barnett@whitecase.com

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IN WITNESS WHEREOF, the Sponsor Parties, SPAC, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:

LAMF SPAC Holdings I LLC

By:	/s/ Simon Horsman
Name: Simon Horsman
Title: Manager

[Signature Page to Sponsor Support Agreement]

INSIDERS:

By:	/s/ Simon Horsman
Name: Simon Horsman

By:	/s/ Jeffrey Soros
Name: Jeffrey Soros

By:	/s/ Morgan Earnest
Name: Morgan Earnest

By:	/s/ Adriana Machado
Name: Adriana Machado

By:	/s/ Christina Spade
Name: Christina Spade

By:	/s/ Michael Brown
Name: Michael Brown

By:	/s/ Keith Harris
Name: Keith Harris

[Signature Page to Sponsor Support Agreement]

SPAC:

LAMF GLOBAL VENTURES CORP. I

By:	/s/ Simon Horsman
Name: Simon Horsman
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:

NUVO GROUP LTD.

By:	/s/ Kelly Londy
Name: Kelly Londy
Title: Chief Executive Officer

HOLDCO:

HOLDCO NUVO GROUP D.G. LTD.

By:	/s/ Kelly Londy
Name: Kelly Londy
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor Subject Securities

Sponsor Party	SPAC Shares	Private Placement Warrants
LAMF SPAC Holdings I LLC	9,469,333	553,000
Simon Horsman	—	—
Jeffrey Soros	—	—
Morgan Earnest	—	—
Adriana Machado	20,000	—
Christina Spade	20,000	—
Michael Brown	20,000	—
Keith Harris	10,000	—

[Schedule I to Sponsor Support Agreement]

Schedule II

Affiliate Agreements

1.	Administrative Services Agreement, dated November 10, 2021, by and between LAMF Global Ventures Corp. I and LAMF SPAC Holdings I LLC.

[Schedule II to Sponsor Support Agreement]

Schedule III

Sponsor Investors

1.	GAINGELS 10X CAPITAL DIVERSITY FUND I, LP
2.	JPS Capital LLC
3.	Tamim Mourad Revocable Trust

[Schedule III to Sponsor Support Agreement]

Exhibit 10.3

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”), dated as of [•], 2023, is made and entered into by and among Holdco Nuvo Group D.G Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”), Nuvo Group Ltd., a limited liability company organized under the laws of the State of Israel (“Nuvo”), LAMF Global Ventures Corp. I, a Cayman Islands exempted company (“SPAC”), LAMF SPAC Holdings I LLC, a Cayman Islands limited liability company (“SPAC Sponsor”), the executive officers and directors of SPAC as of immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (as defined below), LAMF SPAC I LLC, Nweis Investments LLC, Atoe LLC, 10X LLC, 10X LAMF SPAC SPV LLC, Cohen Sponsor LLC – A16 RS and ASCJ Global LLC – Series 16 (collectively, the “SPAC Sponsor Members”) (such executive officers and directors, together with the SPAC Sponsor Members and SPAC Sponsor, the “Sponsor Parties”), and certain shareholders of the Company set forth on Exhibit A hereto and the executive officers and directors of Nuvo as of immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (such Company shareholders and Nuvo executive officers and directors, collectively, the “Company Holders”) (each such Sponsor Party or Company Holder and any other Person (as defined below) who hereafter becomes a party to this Agreement, each a “Holder”, and, collectively, the “Holders”).

RECITALS

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of August [•], 2023 (the “Business Combination Agreement”), by and among the Company, Nuvo, Nuvo Assetco Corp, a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Assetco”), H.F.N Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of SPAC (“Merger Sub”), and SPAC, pursuant to which, among other things, SPAC was merged with and into Assetco, with Assetco as the surviving entity of such merger, and Merger Sub was merged with and into Nuvo, with Nuvo as the surviving entity (the “Business Combination”);

WHEREAS, as a result of the Business Combination, each issued and outstanding security of SPAC immediately prior to the SPAC Effective Time (as defined in the Business Combination Agreement) will no longer be outstanding and will automatically be cancelled in exchange for a substantially equivalent security of the Company, all on the terms and conditions set forth in the Business Combination Agreement;

WHEREAS, the Sponsor Parties and SPAC are parties to that certain Registration Rights Agreement, dated as of November 10, 2021 (the “Prior Agreement”), by and among SPAC, SPAC Sponsor, and the other Sponsor Parties party thereto;

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the parties to the Prior Agreement desire to terminate the Prior Agreement and all rights and obligations created pursuant thereto will be terminated;

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

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“Adverse Disclosure” shall mean any public disclosure of material non-public information, which, in the good faith judgment of the Chief Executive Officer, the President, such other principal executive officer, the Chief Financial Officer, or the principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement (as defined below) or Prospectus (as defined below) in order for the applicable Registration Statement or Prospectus not to contain any Misstatement (as defined below), (b) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement or Prospectus, as the case may be, and (c) the Company has (x) a bona fide business purpose for not making such information public or (y) determined the premature disclosure of such information would materially adversely affect the Company.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the board of directors of the Company.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Claims” shall have the meaning given in subsection 4.1.1.

“Closing Date” shall mean the date of this Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Form F-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form F-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Holders” shall have the meaning given in the Preamble hereto.

“Lock-Up Period” means (i) with respect to the Registrable Securities owned by the Sponsor Parties, the “Lock-Up Period” as defined in the Sponsor Support Agreement and (ii) with respect to any other Holder, the “Lock-Up Period” as defined in the lock-up agreement with the Company to which such Holder is a party.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Minimum Amount” shall have the meaning given in subsection 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“Ordinary Shares” shall mean the ordinary shares, par value [•] per share, of the Company.

“Permitted Transferees” shall mean a Person to whom the Holders are permitted to transfer Registrable Securities prior to the expiration of the Lock-Up Period with respect to the Registrable Securities owned by such Holder.

“Person” shall mean any individual, corporation, partnership, limited liability company, association, joint venture, an association, a joint stock company, trust, unincorporated organization, governmental or political subdivision or agency, or any other entity of whatever nature.

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“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding Ordinary Shares or other equity securities of the Company held by a Holder immediately following the Closing Date, (b) any Ordinary Shares issued to a Holder pursuant to the terms of the Business Combination Agreement (including the Ordinary Shares issued or issuable upon the exercise of any other equity security issued to a Holder pursuant to the terms of the Business Combination Agreement), (c) the SPAC Warrants (including any Ordinary Shares issued or issuable upon the exercise of any SPAC Warrants) and (d) any other equity security of the Company issued or issuable with respect to the securities referred to in the foregoing clauses (a) through (c) by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (ii) (x) such securities shall have been otherwise transferred, (y) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company to the Holder and (z) subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold, transferred, disposed of or exchanged without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)

all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Registrable Securities are then listed;

(b)

fees and expenses of compliance with securities or blue-sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters (as defined below) in connection with blue sky qualifications of Registrable Securities);

(c)	printing, messenger, telephone, delivery and road show or other marketing expenses;

(d)	reasonable and documented fees and disbursements of counsel for the Company;

(e)	reasonable and documented fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(f)	reasonable and documented fees and expenses of one (1) legal counsel selected by the Company to render any local counsel opinions in connection with the applicable Registration; and

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(g)

reasonable and documented fees and expenses of one (1) legal counsel (not to exceed $75,000 in the aggregate for each Registration without the prior written approval of the Company) selected by (i) the majority-in-interest of the SUO Demanding Holders (as defined below) initiating a Shelf Underwritten Offering (as defined below), or (ii) the majority-in-interest of participating Holders under Section 2.3 if the Registration was initiated by the Company for its own account or that of a Company shareholder other than pursuant to rights under this Agreement, in each case to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“SPAC” shall have the meaning given in the Preamble.

“SPAC Sponsor” shall have the meaning given in the Recitals.

“SPAC Warrants” shall mean the warrants issued by SPAC in connection with SPAC’s initial public offering and subject to the Warrant Agreement.

“Sponsor Parties” shall have the meaning given in the Preamble.

“Sponsor Support Agreement” shall mean that certain Sponsor Support Agreement, dated as of August [•], 2023 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereto), by and among SPAC Sponsor, SPAC, Nuvo, the Company and the other parties thereto.

“SUO Demanding Holders” shall mean the applicable Holders having the right to make, and actually making, a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to subsection 2.1.3.

“SUO Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrant Agreement” shall mean that certain Warrant Agreement, dated as of November 10, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, as warrant agent, assumed by the Company in connection with the Business Combination.

ARTICLE II

REGISTRATIONS

Section 2.1 Shelf Registration.

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2.1.1 Following the Closing Date, the Company shall use its commercially reasonable efforts to (i) file a Registration Statement under the Securities Act within sixty (60) days after the Closing Date to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and (ii) cause such Registration Statement to be declared effective as soon as practicable after the filing thereof. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form F-1 (a “Form F-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available (including to use its commercially reasonable efforts to add Registrable Securities held by Permitted Transferees) or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.2 The Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf filed pursuant to subsection 2.1.1 to a shelf registration statement on Form F-3 (a “Form F-3 Shelf”) as promptly as practicable after the Company is eligible to use a Form F-3 Shelf and have the Form F-3 Shelf declared effective as promptly as practicable and to cause such Form F-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or subsection 2.1.2, any Holder (an “SUO Requesting Holder”) may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement (a “Shelf Underwritten Offering”); provided that the Company shall only be obligated to effect a Shelf Underwritten Offering if such offering shall (i) include Registrable Securities proposed to be sold by the SUO Requesting Holder, either individually or together with other SUO Requesting Holders, with a gross offering price reasonably expected to exceed, in the aggregate, $25.0 million or (ii) cover all of the remaining Registrable Securities held by the SUO Demanding Holder, provided that the total offering price is reasonably expected to exceed $15.0 million in the aggregate (each of the thresholds described in (i) and (ii), the “Minimum Amount”). All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering, as well as the intended method of distribution. Notwithstanding the foregoing, the Company is not obligated to take any action upon receipt of a Shelf Takedown Notice delivered within ninety (90) days of a prior Shelf Takedown Notice. Upon receipt by the Company of any such written notification from a SUO Requesting Holder(s) to the Company, subject to the provisions of subsection 2.2.4, the Company shall include in such Shelf Underwritten Offering all Registrable Securities of such SUO Requesting Holder(s) described in the Shelf Takedown Notice. The Company shall, together with all participating Holders of Registrable Securities of the Company proposing (and permitted) to distribute their securities through such Shelf Underwritten Offering, enter into an underwriting agreement in customary form for such Shelf Underwritten Offering with the managing Underwriter or Underwriters selected by the Company with the approval of the original SUO Requesting Holder (which shall not be unreasonably withheld, conditioned or delayed). The Company shall not be obligated to effect more than an aggregate of three (3) Shelf Underwritten Offerings initiated by the Sponsor Parties and an aggregate of three (3) Shelf Underwritten Offerings initiated by the Company Holders. The SUO Demanding Holders may demand not more than two (2) Shelf Underwritten Offerings pursuant to this Section 2.1.3 in any twelve (12) month period.

2.1.4 If the managing Underwriter or Underwriters, in good faith, advises the Company, the SUO Demanding Holders and the SUO Requesting Holders, in writing that, in its opinion, the dollar amount or number of Registrable Securities that the SUO Demanding Holders and the SUO Requesting Holders desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell for its

5

own account and the Ordinary Shares or other equity securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the SUO Demanding Holders and the SUO Requesting Holders pro rata based on the number of securities requested to be sold that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Ordinary Shares or other equity securities of other Persons that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Withdrawal. A majority in interest of the SUO Demanding Holders or SUO Requesting Holders initiating a Shelf Underwritten Offering shall have the right to withdraw its Registrable Securities included in a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time up to one business (1) day prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Shelf Underwritten Offering; provided, however, that upon withdrawal of an amount of Registrable Securities included by the Holders in such Shelf Underwritten Offering, in their capacity as SUO Demanding Holders, resulting in the total offering price of such Shelf Underwritten Offering being less than the Minimum Amount, the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement; provided, further, that a Sponsor Party or a Company Holder may elect to have the Company continue a Shelf Underwritten Offering if the Minimum Amount would still be satisfied by the Registrable Securities proposed to be sold in the Shelf Underwritten Offering by such Sponsor Party, Company Holder or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for a Shelf Underwritten Offering shall constitute a demand for a Shelf Underwritten Offering by the withdrawing SUO Demanding Holder for purposes of Section 2.1.3, unless such SUO Demanding Holder reimburses the Company for all Registration Expenses with respect to such Shelf Underwritten Offering (or, if there is more than one SUO Demanding Holder, each SUO Demanding Holder reimburses the Company for a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each SUO Demanding Holder has requested be included in such Shelf Underwritten Offering); provided that, if an SUO Demanding Holder elects to continue a Shelf Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Shelf Underwritten Offering shall instead count as a Shelf Underwritten Offering demanded by such Sponsor Party or such Company Holder, as applicable, for purposes of Section 2.1.3. Following the receipt of any withdrawal notice, the Company shall promptly forward such withdrawal notice to any other Holders that had elected to participate in such Shelf Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Underwritten Offering prior to its withdrawal under this Section 2.1.5, other than if an SUO Demanding Holder elects to pay such Registration Expenses pursuant to the immediately preceding sentence.

Section 2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of Ordinary Shares (including equity securities exercisable or exchangeable for, or convertible into, Ordinary Shares), for its own account or for the account of shareholders of the Company, other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) a Registration Statement on Form F-4 or Form S-8 (or any successor forms), (c) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (d) for an offering of debt that is convertible into equity securities of the Company, (e) for a dividend reinvestment plan or similar plans, (f) filed pursuant to Section 2.1 or (g) filed in connection with any business combination or acquisition involving the Company, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable (but not less than ten (10) days prior to the anticipated filing by the Company with the Commission of any Registration Statement with respect thereto), which notice shall (A) describe the amount and type of securities to be included in

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such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf registration statement), the proposed date of filing of such Registration Statement with the Commission and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, in each case to the extent then known, (B) describe such Holders’ rights under this Section 2.2 and (C) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response notice described in the foregoing sentence to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company shareholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company shareholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.2, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Registrable Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.2).

2.2.2 Reduction of Piggyback Registration. If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of the Ordinary Shares or other equity securities that the Company desires to sell, taken together with (a) the Ordinary Shares or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (c) the Ordinary Shares or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

2.2.2.1 if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof , pro rata based on the number of securities requested to be included, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), and (b), the Ordinary Shares or other equity securities, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

2.2.2.2 if the Registration is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the Ordinary Shares or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata based on the number of securities requested to be included, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Ordinary Shares or other equity securities of other Persons that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities.

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2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration up to (a) in the case of a Piggyback Registration not involving an Underwritten Offering or Shelf Underwritten Offering, one (1) day prior to the effective date of the applicable Registration Statement or (b), in the case of any Piggyback Registration involving an Underwritten Offering or any Shelf Underwritten Offering, one (1) business day prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. The Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Shelf Underwritten Offering effected under subsection 2.1.3.

Section 2.3 Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested a Shelf Underwritten Offering and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board a Registration pursuant to the terms of this Agreement would be seriously detrimental to the Company and the Board concludes as a result that it is essential to delay the filing of the applicable Registration Statement at such time, the Company shall have the right, upon giving prompt written notice of such action to the affected Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. Notwithstanding anything to the contrary contained in this Agreement, no Registration shall be required to be effected and no Registration Statement shall be required to become effective, with respect to any Registrable Securities held by any Holder, until after the expiration of the Lock-Up Period with respect to such Registrable Securities.

ARTICLE III

COMPANY PROCEDURES

Section 3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:

3.1.1 prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable

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to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders (provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”));

3.1.4 prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use its commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.8 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended, shall comply with law;

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3.1.9 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of any Registration Statement, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.10 use its commercially reasonable efforts to obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and any Underwriter;

3.1.11 in connection with an Underwritten Offering, use commercially reasonable efforts to obtain for the underwriter(s) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such underwriters;

3.1.12 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.13 otherwise use its commercially reasonable efforts to make available to its security holders, as soon as reasonably practicable, an earnings statement that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.14 with respect to a Shelf Underwritten Offering, if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25.0 million, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders consistent with the terms of this Agreement in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Shelf Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

Section 3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs, stock transfer taxes and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3 Participation in Underwritten Offerings.

3.3.1 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”). Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. No Person

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may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated pursuant to the terms of this Agreement unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales or distribution arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3.1 shall not affect the Registration of other Registrable Securities to be included in such Registration.

3.3.2 The Company will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against the Company as a result of such election). Any liability of such Holder to any Underwriter or other Person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such registration.

Section 3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) days, determined in good faith by the Board to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company. The Company shall promptly notify the Holders of the expiration of any period during which the Company exercised its rights under this Section 3.4. The Holders shall maintain the confidentiality of such notice and its contents.

Section 3.5 Covenants of the Company. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees at all times while it shall be a reporting company under the Exchange Act, to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each Person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against all losses, claims, damages, liabilities and out-of-pocket expenses (including reasonable and documented attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Holder or other Persons may become subject, insofar as such Claims arise out of or are based on any untrue or alleged untrue statement of any material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; except insofar as the Claim or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information or affidavit furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating pursuant to this Agreement, such Holder shall furnish (or cause to be furnished) to the Company an undertaking reasonably satisfactory to the Company, to indemnify the Company, its officers, directors, partners, managers, shareholders, members, employees and agents and each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any Claims, to which any the Company or such other Persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any Person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification and contribution provided for under this Agreement (a) shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and (b) are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

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4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. In connection with any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed by the Company, the relative fault of the indemnifying party or parties, on the one hand, and the indemnified party or parties, on the other hand, shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

Section 5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Holdco Nuvo Group D.G Ltd., Yigal Alon 94. Building 1, Tel Aviv, Israel 6789155, Attention: Kelly Londy, Chief Executive Officer, with a required copy (which copy shall not constitute notice) to Greenberg Traurig, P.A., 333 SE 2nd Avenue, Suite 4400, Miami, Florida 33131, Attn: Robert L. Grossman, Esq. and Win Rutherfurd, Esq., and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

Section 5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the Lock-up Period with respect to the Registrable Securities owned by such Holder, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except to such Holder’s applicable Permitted Transferees.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

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5.2.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

Section 5.3 Severability. If any portion of this Agreement shall be declared void or unenforceable by any court or administrative body of competent jurisdiction, such portion shall be deemed severable from the remainder of this Agreement, which shall continue in all respects to be valid and enforceable.

Section 5.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” “delivery” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 5.5 Governing Law; Venue; Waiver of Jury Trial. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal laws of the State of New York. Any action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought in the federal courts of the United States of America located in the City of New York, Borough of Manhattan or the courts of the State of New York, in each case located in the City of New York, Borough of Manhattan, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of such courts in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.5. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.6 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the then outstanding number of Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. No waiver by a party hereto shall be effective unless made in a written instrument duly executed by the party against whom such waiver is sought to be enforced, and only to the extent set forth in such instrument.

Section 5.7 Other Registration Rights. Other than pursuant to the terms of the Warrant Agreement, the Company represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

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Section 5.8 Prior Agreement. The Sponsor Parties and SPAC, as parties to the Prior Agreement, hereby agree that the Prior Agreement is terminated as of the Closing Date and is replaced in its entirety by this Agreement.

Section 5.9 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Business Combination Agreement and the Sponsor Support Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

Section 5.10 Term. This Agreement shall terminate and be void and of no further force and effect on the earlier of (a) the fifth anniversary of the date of this Agreement and (b) with respect to any Holder, on the date on which such Holder ceases to hold Registrable Securities (but in each case in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). Further, this Agreement shall terminate and be void and of no further force and effect upon the mutual written agreement of each of the parties hereto to terminate this Agreement. The provisions of Article IV shall survive any termination.

Section 5.11 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

Section 5.12 Additional Holders; Joinder. In addition to Persons who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor Parties and each of the Company Holders (in each case, so long as such Holder and its affiliates hold at least three percent of the outstanding Ordinary Shares), the Company may make any Person who acquires Ordinary Shares or rights to acquire Ordinary Shares after the date hereof a party to this Agreement (each such Person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Ordinary Shares then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Ordinary Shares”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Ordinary Shares.

Section 5.13 Further Assurances. From time to time, at another party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

[Signature Pages Follow]

15

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

HOLDCO NUVO GROUP D.G LTD.

By:
Name: [•]
Title: [•]

[Signature Page to Registration Rights Agreement]

SPAC:

LAMF GLOBAL VENTURES CORP. I

By:
Name: Simon Horsman
Title: Chief Executive Officer

[Signature Page to Registration Rights Agreement]

SPONSOR PARTIES:

LAMF SPAC HOLDINGS I LLC

By:
Name: Simon Horsman Title: Manager

By:
Name: Jeffery Soros

By:
Name: Morgan Earnest

By:
Name: Christina Spade

By:
Name: Mike Brown

By:
Name: Adriana Machado

By:
Name: Keith Harris

LAMF SPAC I LLC

By:
Name: Title:

NWEIS INVESTMENTS LLC

By:
Name: Title:

[Signature Page to Registration Rights Agreement]

ATOE LLC

By:
Name: Title:

10X LAMF SPC SPV LLC

By:
Name: Title:

10X LLC

By:
Name: Title:

ASCJ GLOBAL LLC – SERIES 16

By:
Name: Title:

COHEN SPONSOR LLC – A16 RS

By:
Name: Title:

[Signature Page to Registration Rights Agreement]

EXHIBIT A

Company Holders

[•]